
13002386


1973
40th
2013
W. P. CAREY
ANNIVERSARY

40

2012 Annual Report




JOHNS HOPKINS
CAREY BUSINESS SCHOOL


Carey Watermark
INVESTORS



2002

CPA®:10 liquidates.

W. P. Carey completes record $1 billion in sale-leaseback transactions.

2004

CIP® liquidates.

2006

CPA®:12 liquidates.

The W. P. Carey Foundation donates $50 million to Johns Hopkins University to establish the Carey Business School at Johns Hopkins University.

2008

W. P. Carey opens European Asset Management office in Amsterdam.

2010

Carey Watermark Investors, W. P. Carey's lodging-focused REIT, launches.

CPA®:17 – Global hits $1 billion fundraising mark.

2012

W. P. Carey merges with CPA®:15 and becomes a publicly traded REIT (NYSE: WPC).

W. P. Carey Founder and Chairman Wm. Polk Carey passes away at the age of 81.

2003

CPA®: 16 – Global launches.

W. P. Carey & Co. celebrates its 30th anniversary and surpasses $5 billion in assets under management.

The W. P. Carey Foundation endows the W. P. Carey School of Business at Arizona State University, which quickly rises up the ranks to become internationally recognized.

2007

CPA®:17 – Global launches.

2009

The W. P. Carey Group makes headlines by providing $225 million of sale-leaseback financing to The New York Times Company through the acquisition of approximately 750,000 rentable square feet of its New York City headquarters building.

2011

CPA®:14 liquidates.

University of Maryland Francis King Carey School of Law is endowed.

2013

W. P. Carey celebrates its 40th anniversary.




The New York Times




1973
40th
2013
W. P. CAREY
ANNIVERSARY


W.P.
CAREY
& CO.
INC







1983
W. P. Carey provides William E. Simon with funding for Gibson Greetings LBO.

1988
W. P. Carey Group assets under management surpass $500 million.

1991
CPA®:11 (later renamed Carey Institutional Properties Inc. or CIP®) launches.

Investors see the bottom of a national real estate cycle; CPA® vacancy rate is less than 1%.

1994
CPA®:12 launches.

1999
W. P. Carey opens London office.

2001
CPA®:15 launches.

Celebrating our 40-year history

1980
W. P. Carey Director Dr. Lawrence Klein wins Nobel Prize in Economics.



1987
Mr. Carey settles from his personal checking account certain 20-year-old debts to 90 Colorado sugar beet farmers in southeastern Colorado and western Kansas resulting from the bankruptcy of National Sugar Manufacturing Company, in which Mr. Carey's family held stock for 60 years.


People

A NEW YORK BUSINESSMAN SETTLES AN OLD SCORE (AND HIS CONSCIENCE) BY PAYING A 1966 DEBT TO 90 FARMERS

1990
W. P. Carey launches first non-traded REIT, CPA®:10.

1993
W. P. Carey surpasses $1 billion in assets under management.

1998
CPA®:14 launches.

Carey Diversified LLC, created from CPA®:1-9, begins trading on NYSE (NYSE: CDC).

W. P. Carey Group assets under management surpass $2 billion.


JANUARY
21
WEDNESDAY

2000
W. P. Carey & Co. LLC (NYSE: WPC) is created from the merger of Carey Diversified LLC and W. P. Carey & Co. Inc.

WPC
LISTED
NYSE

1973


WALL ST

W. P. Carey & Co. Inc. is founded by Wm. Polk Carey, who recognizes the inherent value of diversified net lease investment partnerships for individual investors seeking steady income and capital preservation.

1979

CPA® series of investment programs begins.

W. P. Carey institutes independent Investment Committee led by Equitable Life Assurance executive George Stoddard to review all transactions.

CPA®

What first began as a small financing company in 1973 has evolved into one of the largest publicly traded net lease REITs with an investment portfolio of more than $14 billion. Today—40 years later—we reflect proudly on our history and achievements and are well-positioned to build on the accomplishments of 2012 by employing the same thoughtful and disciplined approach we have used for decades.

a celebration

Financial highlights

(In thousands except share and per share data)

SEC
Mail Processing
Section

MAY 03 2013

Washington DC
405

	YEAR ENDED DECEMBER 31, 2012
Operations	
Revenues[1]	$275,750
Net Income	62,132
Cash Flow from Operating Activities	80,643
Funds from Operations—as adjusted (AFFO)[2]	180,631
By Segment	
EBITDA[2]	
Investment Management	$23,752
Real Estate Ownership	146,885
Total	170,637
AFFO[2]	
Investment Management	$21,120
Real Estate Ownership	159,511
Total	180,631
Per Share	
Diluted Earnings per Share	$1.28
Diluted AFFO per Share[2]	3.76
Distributions Declared per Share	2.44
Weighted Average Shares Outstanding (Diluted)	48,078,474
Stock Data	
Price Range (January 1, 2012 through December 31, 2012)	$41.65-$54.70
Number of Stockholders	11,246

1 Net of reimbursed expenses.
2 This Annual Report and the financial highlights above contain references to non-GAAP financial measures, including AFFO and EBITDA. • AFFO – Represents funds from operations as defined by the National Association of Real Estate Investment Trusts adjusted to include the impact of certain non-cash charges to net income. • EBITDA – Represents earnings before interest, taxes, depreciation and amortization.

We believe that these non-GAAP financial measures are useful supplemental measures that assist investors to better understand the underlying performance of our business segments. These non-GAAP financial measures do not represent net income or cash flow from operating activities that are computed in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as an indicator of our financial performance. These non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Please reference the Form 8-K, which was filed on February 26, 2013, and is available on our website at www.wpcarey.com, for a reconciliation of these non-GAAP financial measures to our Consolidated Financial Statements. This Annual Report includes statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. We cannot guarantee that any forward-looking statement will be accurate. Investors should consider the risk factors identified in our periodic reports filed with the SEC when evaluating our forward-looking statements.

GAAP refers to accounting principles generally accepted in the United States of America.

Dear fellow investors



2012 ranked among the most exciting of our 40 years in the net lease business. During the third quarter, we completed our conversion to a REIT and the simultaneous merger with one of our managed REITs, Corporate Property Associates 15. As a result, we were able to raise our dividend by 17% to $2.64 in the fourth quarter of 2012, which represented our 47th consecutive quarterly increase. Combined with our core performance, this contributed to total stockholder return of approximately 34% for the year.

Other highlights for 2012 included record-setting acquisition volume, including more than $1.4 billion of investments for our managed non-traded REITs and for W. P. Carey Inc.'s own balance sheet. We also achieved record-setting fundraising of approximately $1 billion through our broker dealer subsidiary, Carey Financial, LLC.

The merger and REIT conversion significantly increased our financial strength and liquidity. Our assets nearly doubled, and we welcomed thousands of new stockholders to whom we issued roughly 28 million shares—an expansion in our equity base of approximately 38%. The transaction also enhanced long-term stockholder value in two ways: First, the REIT structure makes W. P. Carey more appealing to a wider investor audience; and second, the merger with CPA®:15 increased the weighting of real estate income within our revenue mix. In fact, about 89% of our Adjusted Funds From Operations in 2012 stemmed from real estate ownership. This amounted to $159.5 million versus total distributions in 2012 of $113.9 million, for a dividend coverage ratio of about 1.40 times—from real estate income alone.

Yet it's also important to emphasize that, despite these structural changes, our investment approach and discipline—honed over this 40-year period—remain essentially the same. And, of course, we've retained our strategically valuable Investment Management segment. This was W. P. Carey's original business, the one our Founder Bill Carey established in 1973 as a pioneer in the concept of offering retail investors access to securitized pools of net leased assets. Over that period, we've raised sixteen CPA® funds, fourteen of which have gone full cycle, delivering stable dividend income to generations of investors. This track record and our long experience have created tremendous brand value and brand loyalty for W. P. Carey.

This Investment Management platform is admittedly unique: W. P. Carey Inc. currently is the only major public REIT with one like it. But we think this unique aspect of our model endows us with important strategic advantages. Through our Investment Management platform, we access investor capital through a retail channel that is completely separate from the listed markets. This affords us the ability to grow our revenues without diluting our equity base. We deploy that capital through our managed REITs, known as the Corporate Property Associates—or CPA®—series. As assets under management grow, so does the stable fee stream that we earn as a percentage of gross asset value and through general partner interests in the CPA® REITs. Again—no additional public equity is required to grow revenues in this manner.

Total Assets Under Ownership and Management
Includes cash on hand.


$74M
$389M
$798M
$1.2B
$2.6B
$7.7B
$10.8B
$14.1B
CWI $0.3B
CPA®:17 – Global
$4.5B
CPA®:16 – Global
$3.7B
WPC Inc.
$5.5B
1980
1985
1990
1995
2000
2005
2010
2012
As of 12/31/12

W. P. Carey's Annualized Dividends
Dividends paid to stockholders have increased every year since we went public in 1998 and for each of the last 48 consecutive quarters.


$1.65
$1.73
$1.98
$3.28
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013*
*As of 3/15/13

Cumulative Five-Year Total Return, 2007-2012
$100 invested in W. P. Carey common stock on December 31, 2007, with dividends reinvested, would have appreciated in five years to $219.58—a 23.9% average annual return, compared with 1.7% for the S&P 500 Index and 6.1% for the FTSE NAREIT Equity REITs Index.


$250
200
150
100
50
W. P. CAREY
FTSE NAREIT
Equity REITs Index
S&P 500 INDEX
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Sources: Bloomberg for W. P. Carey returns; S&P website for S&P 500 Index returns and SNL website for FTSE NAREIT Equity REITs Index returns

Past performance is no guarantee of future results.


Kendall College, Chicago


Konica Minolta, Florida


Obi, Germany


3125
Odessa Self Storage, Texas


C1000, The Netherlands


Kellogg, Brown & Root, Texas

During the financial crisis, when the traditional equity markets were in crisis mode and other companies were diluting themselves just to stay afloat, our continued fundraising capability, through Carey Financial, permitted us to take advantage of an opportunistic buyer's market.

In summary, our business model produces revenue growth through three primary sources:

- First, most leases within the owned portfolio contain built-in contractual rental increases that are either fixed or tied to inflation. Each year, there will be varying offsets or enhancements to this internal growth depending upon lease expirations, renewals, dispositions, etc. We maintain an active approach to asset management: We sell as opportunistically as we buy, and then we recycle the capital into new investments.
- Second, we expect to grow revenue by increasing the size of the managed portfolio. Currently, assets under management are approximately $7.9 billion, and we expect this to continue to grow.
- Third, we intend to grow the owned portfolio through accretive asset purchases on behalf of W. P. Carey Inc.

With respect to our investment outlook, although our annual investment volume has exceeded a billion dollars in each of the past three years, we always begin a new year on a note of caution: It's never certain what the volume will be. We have no annual quota, and many factors will influence the supply of deals that come to market. Competition has increased within the more commoditized segment of the net lease market—particularly in the retail sector. Also, for each given well-marketed transaction, the number of bidders has increased, and, therefore, cap rates have compressed somewhat.

That said, the cost of debt has declined, too, and as a result, risk-adjusted leveraged returns still are attractive. Also, because W. P. Carey Inc. has the ability to tap into international markets and because we have the expertise and the experience in underwriting transactions that are off the radar screen of typical net lease buyers, we remain confident in our ability to continue growing both the owned portfolio and our Investment Management platform.

In conclusion, despite a more competitive landscape and continued uncertainty in the global economic environment, we believe W. P. Carey is well-positioned to thrive and grow. I want to thank our investors, tenants and employees for their continued confidence and support as we celebrate the past 40 years of W. P. Carey's history and success—and look forward to the next 40!

With best wishes,

Trevor P. Bond
President and Chief Executive Officer

... we remain confident in our ability to continue growing both the owned portfolio and our Investment Management platform.



FedEx, Tennessee

Celebrating our performance

2012 was a landmark year for W. P. Carey. We completed our merger with CPA®:15 and conversion to REIT status in September. We announced record acquisitions volume of $1.4 billion, and assets under management grew from $12.1 billion to $14.1 billion over the course of the year. We carried out these accomplishments while adhering to our primary objectives: to provide quality companies with capital to run their businesses and to create investment products that work in good times and bad. As we enter our 40th year as a leader in the net lease sector, we believe our risk management-driven investment philosophy, combined with our commitment to *Investing for the Long Run*™, will contribute to our continued success.

In 2012, we provided investors with a
34% total return

Dividends paid in 2012 **increased by 17%** over 2011

Our assets under ownership and management have grown to
$14.1 billion

We have increased our dividends for
48 consecutive quarters

Through our managed funds, we raised more than $1 billion in equity capital in 2012

We now own and manage more than **1,000 properties** in **19 different countries**

Since going public in 1998, we have paid
60 quarterly dividends

We completed a record
$1.4 billion of investments
in 2012

Celebrating our business model

W. P. Carey has been a constant source of capital since 1973, providing long-term sale-leaseback and build-to-suit financing for companies worldwide. Our cycle-tested strategy—portfolio diversification, a focus on tenant creditworthiness and the lasting relationships we seek to build with our tenants—has enabled us to provide investors a steady cash flow through varying economic cycles.

WPC owned portfolio

The majority of our revenues are generated by the net lease assets we own directly and through joint ventures with our managed programs. In September 2012, we increased our owned assets significantly through the merger with one of our managed REITs, CPA®:15. This transaction transformed W. P. Carey into a company of significant size and scale—currently more than $4 billion in equity market capitalization. Along with the REIT conversion that immediately preceded it, the merger helped implement our overall strategy of growing assets under ownership and transformed W. P. Carey into the second-largest public net lease REIT.

The merger also expanded the global footprint of our real estate holdings and we now own 39 million square feet across 10 countries. Approximately 71.5% of our rental income is generated by properties located in the United States, with the balance generated primarily from Europe. Our diverse portfolio consists of 423 properties leased to 124 corporate tenants. We believe this diversification—an integral aspect of our investment philosophy—is a key to our success as it limits our exposure to any one tenant, industry or geography. Our occupancy rate remains strong at 98.7%.

There are several ways to grow the revenues derived from our owned portfolio. We expect that the internal growth will continue to come from the contractual rent increases in our leases. 98% of our leases call for increases, with the majority being fixed or tied to inflation. Our leases are triple-net, which typically requires the tenant to pay substantially all the costs associated with operating and maintaining the property such as maintenance, insurance, taxes and other operating expenses. Strategically, as a REIT with improved access to capital markets, we also can grow through accretive asset purchases on our own behalf. Most recently, these included a five-property Walgreens portfolio in September 2012, as well as the January 2013 purchase of the Kraft headquarters in Northfield, Illinois.

Diversified Net Lease Portfolio*

- Own $5.6 billion of net leased real estate
- Generate approximately 72% of our revenue through our owned real estate assets

*As of 12/31/12

CPA® REITs and CWI*

- Manage $8.5 billion of real estate assets
- Generate approximately 28% of our revenue in fee income from managing the day-to-day operations of our real estate investments

*As of 12/31/12

Investment management platform

An integral part of our success is our investment management business. Through our non-traded REITs, we manage approximately $8.5 billion in assets, primarily in CPA®:16 – Global and CPA®:17 – Global. This segment was W. P. Carey's original business. And today—40 years later—nearly all the stockholders in our managed REITs are income-oriented, individual investors. Since we started the Corporate Property Associates, or CPA®, series in 1979, we've raised 16 real estate investment programs, 14 of which have gone full cycle, having delivered quarterly income and solid long-term total returns to generations of investors. This track record has created tremendous value and brand loyalty for W. P. Carey, which directly benefits the stockholders in W. P. Carey Inc. through the stable management fees we earn.

Our investment management platform is admittedly unique and provides us with key strategic advantages that other REITs don't have: it allows us to grow our assets under management, and thereby our revenues, without diluting W. P. Carey stockholders through the issuance of equity. It also allows us to access capital consistently, even in times of financial turmoil. During the recent economic crisis, when public equity and debt markets virtually shut down, we still were raising investor capital in the CPA® REITs through our wholly owned broker dealer, Carey Financial, LLC. This capital allowed us to invest opportunistically—including a $225 million investment in The New York Times' headquarters in March 2009.

We deploy the managed REITs' capital by investing primarily in net leased properties and applying our disciplined corporate finance-focused credit and real estate underwriting process. During 2012, we raised more than $1 billion of investor capital through CPA®:17 – Global and Carey Watermark Investors, our lodging-focused investment program. We completed more than $1.2 billion of investments in this segment, encompassing over 60 properties totaling in excess of 6 million square feet.



Celebrating our diversification

Diversification has always been a hallmark of W. P. Carey's investment approach. Although many REITs are sector specific, as a net lease investor, we are able to leverage our credit-underwriting capabilities across all industries, property types and regions. We do this for several reasons:

First, we believe that building a diverse portfolio allows us to mitigate risk by not having our overall performance materially impacted by any one tenant, geographic region or property type. We have seen this play out to our benefit through various economic cycles.

Second, because we have experience in such a diverse array of investments, we are able to weigh opportunities—their returns and pricing—against each other and select those we believe have the best risk-return potential. In addition, by not being constrained by any one investment sector, we are able to be opportunistic, selling into frothy markets and buying into those that appear to have better value propositions.



Tenant Industry Diversification Chart: Owned and Managed Portfolios
%
.88 Aerospace and Defense
4.00 Automobile
.85 Banking
3.04 Beverages, Food and Tobacco
4.17 Buildings and Real Estate
4.39 Business and Commercial Services
4.87 Chemicals, Plastics, Rubber and Glass
4.20 Construction and Building
.72 Consumer and Durable Goods
2.27 Consumer Non-durable Goods
.82 Consumer Services
7.78 Electronics
1.15 Federal, State and Local Governments
.06 Finance
.61 Forest Products and Paper
6.80 Grocery
5.11 Healthcare, Education and Childcare
3.13 Hotels and Gaming
2.32 Insurance
2.81 Leisure, Amusement, Entertainment
2.85 Machinery
5.18 Media: Printing and Publishing
.92 Mining, Metals and Primary Industries
21.33 Retail Stores
2.58 Telecommunications
.83 Textiles, Leather and Apparel
4.23 Transportation—Cargo
1.80 Transportation—Personal
.10 Utilities

In 2012, we completed $1.4 billion of investments for our own portfolio and on behalf of our managed programs.



Bearing Technologies

Location: Avon, Ohio
Property Type: Manufacturing
Acquisition Date: August 2012
Space: 116,000 sq. ft.
Entity: CPA®:17 – Global

Bearing Technologies, LLC engineers, manufactures and private labels premium wheel hub assemblies, clutch release, drive shaft center support, racing, axle repair and specialty industrial bearings. With more than 20 years in the automotive aftermarket business, Bearing-Tech stands alone as the largest manufacturer of premium aftermarket hub assemblies in the United States.



Blue Cross and Blue Shield of Minnesota

Location: Eagan, MN; Aurora, MN; Virginia, MN
Property Type: Office
Acquisition Date: January 2012
Space: 1.1 million sq. ft.
Entity: CPA®:17 – Global

Blue Cross and Blue Shield of Minnesota is an independent licensee of the Blue Cross and Blue Shield Association, a not-for-profit, taxable organization headquartered in Chicago. Chartered in 1933, it continues to carry out its mission as a health company promoting a wider, more economical and timely availability of health services for the people of Minnesota.

RLJ McLarty Landers Automotive

Location: Alabama, Arkansas, Louisiana, Missouri, Tennessee and Texas
Property Type: Automotive Dealerships
Acquisition Date: September 2012
Space: 377,000 sq. ft.
Entity: CPA®:17 – Global

RLJ McLarty Landers Automotive is the 19th largest dealer group in the country with 24 automotive franchises in the United States. The company was ranked 31st on the *Automotive News* annual list of Top 125 Dealerships in the U.S.




KONZUM

Agrokor

Location: Croatia
Property Type: Retail
Acquisition Date: December 2012
Space: 278,000 sq. ft.
Entity: CPA®:17 – Global

Founded in 1976, Agrokor is the largest private company in Croatia. A vertically integrated business with nearly 40,000 employees, it is Croatia's leading food producer, processor, distributor and retailer.

Celebrating our tenant relationships

We seek to secure long-term leases with creditworthy tenants we believe will continue to occupy the facilities we've purchased for 15 to 20 years. Our asset management team works to ensure that our facilities remain occupied, rent is paid and transmitted on time, assets are sold if the right opportunity arises and, if a tenant does enter into financial difficulty, we continue to receive the rental income our investors have come to rely on.

We build working relationships with our tenants so when they want to make an additional acquisition or build a new facility or expand their existing one, they come to us to make it happen. Working with our tenants on their long-term real estate helps our team protect and enhance asset values and maintain the high portfolio-level occupancy we have sustained for decades.


PRISATV

AUTO PARTS








TESCO

2400

HELLWEG



We build working relationships with our tenants so that when they want to make an additional acquisition or build a new facility or expand their existing one, they come to us to make it happen.


EROSKI
C1000
Anthony
METRO
SILGAN

Celebrating our people



"I learned long ago that no one can excel at everything, and I resolved to surround myself with people who are smarter than I. As a result, we have an extraordinarily talented team. We are committed to making our company a place where great people want to stay and to constantly recruiting new talent to keep our bench deep and all of us on our toes." – Wm. Polk Carey

We have always believed in building a strong team of the best and brightest, and we feel our human capital has always been one of our most important assets. Just as we invest for the long run with our tenants, W. P. Carey fosters an entrepreneurial environment where employees are encouraged to grow and take on additional responsibilities; this long-term investment in our employees has been a critical component of our success. Over the past four decades, we have grown from a two-person boutique firm to an NYSE-traded REIT with more than 200 employees responsible for over $14 billion in assets spread across 19 countries in our owned and managed portfolios. Our employees strive to provide value to our investors and tenants, and, although each department has its own function, we all work together toward a common goal: to provide steady dividends to investors and to enhance stockholder value over time.

Much of our success over the past 40 years has been due to our mission to employ talented and driven individuals to ensure our future success, each believing in our philosophy of *Investing for the Long Run*™.


CITY
HARV
RESCUING
FOOD F
NEW YOR
HUNGR
CAREY
FORWARD

Doing good while doing well


CAREY
FORWARD



Doing Good While Doing Well was one of Bill Carey's favorite mottos and has been a core principle at W. P. Carey during our now 40-year history. He believed—as we do today—that our business by its very nature promotes prosperity. But he also believed that his responsibility did not end there, and, through the W. P. Carey Foundation, he supported a wide variety of educational institutions with the greater goal of improving America's competitiveness.

Over the years, many of our employees have been involved in philanthropic and charitable activities, devoting their time and resources to causes near and dear to their hearts. We believe it is time for the Company to incorporate volunteerism into the workplace. To that end, we recently launched **Carey Forward**, our new program that will allow employees to take one day a year to volunteer outside the office and bring to our community the same qualities they bring to their professional work: excellence, commitment and, perhaps most important, *Doing Good While Doing Well.*

Why Carey Forward? When the University of Maryland School of Law—later renamed the Francis King Carey School of Law—announced a $30 million donation from the W. P. Carey Foundation in 2011, the school's atrium was packed with students wearing yellow "Carey Forward" campaign-style buttons. It was prophetic to what we would be challenged to do—Carey Forward— just a few months later when Bill Carey passed away on January 2, 2012.

For 2013, we have identified three programs we believe will combine characteristics that will be core to this program: City Harvest, Habitat for Humanity and Junior Achievement of America. We are excited to expand our work as good corporate citizens by supporting these fine organizations.

Here is a snapshot of how our employees are *Doing Good While Doing Well.*

- Christina Barone, Vice President of Due Diligence, volunteers her time to being a member of Team SOAR for Speaking Out About Rape, Inc.™ (SOAR™) and serving as a member of the Speakers' Bureau for RAINN (Rape, Abuse & Incest National Network).
- Sarah Yonkowski, Investor Relations Manager, participated in Track Friday, a community-driven initiative to raise awareness and funds for causes supporting others in the aftermath of Hurricane Sandy. Track Friday involved fundraising for a half marathon with 20 pushups after every mile. Sarah was able to raise over $1,500 for the FoodBank of Monmouth and Ocean Counties, and the group collectively raised more than $18,000 for local charities in New Jersey.
- Nelson Lee in Information Systems helped start the charitable event Racers Against Leukodystrophy, a racing event created to raise awareness and funds for leukodystrophy, a debilitating brain disease with no current cure most common in children. Nelson and a group of volunteers from the auto racing community formed a day of competitive go-kart racing.
- Chris DiGiacomo, Director of Operations, contributed his time and funds to his community by bringing aid to those affected by Hurricane Sandy and helping to restore and rebuild homes. He handed out food and supplies door to door, rebuilt the ground level of an elderly woman's home and, along with WPC employee James Council, spent a day gutting a home that had been completely flooded.

Celebrating our global strategy



JAPAN 2 PROPERTIES
CHINA 1 PROPERTY
FINLAND 12 PROPERTIES
SWEDEN 1 PROPERTY
NETHERLANDS 9 PROPERTIES
BELGIUM 3 PROPERTIES
UNITED STATES 985 PROPERTIES
CANADA 8 PROPERTIES
MEXICO 1 PROPERTY
UNITED KINGDOM 26 PROPERTIES
SPAIN 32 PROPERTIES
FRANCE 116 PROPERTIES
GERMANY 86 PROPERTIES
ITALY 20 PROPERTIES
CROATIA 9 PROPERTIES
HUNGARY 2 PROPERTIES
POLAND 24 PROPERTIES
THAILAND 22 PROPERTIES
MALAYSIA 3 PROPERTIES

W. P. Carey has been investing internationally for more than 10 years, making our first investment in France in 1998 and having opened our London investment office in 1999. We believe W. P. Carey's experience affords us a distinct competitive advantage over other real estate investors and sources of financing in identifying and evaluating potential investment opportunities. Through our owned and managed portfolios, we now have investments in 18 countries outside the United States totaling more than $3.5 billion, making us the leading global net lease investor.

Financial highlights

TABLE OF CONTENTS

18 Selected Financial Data

19 Management's Discussion and Analysis of Financial Condition and Results of Operations

44 Quantitative and Qualitative Disclosures About Market Risk

46 Report of Independent Registered Public Accounting Firm

47 Consolidated Balance Sheets

49 Consolidated Statements of Income

51 Consolidated Statements of Comprehensive Income

52 Consolidated Statements of Equity

54 Consolidated Statements of Cash Flows

58 Notes to Consolidated Financial Statements

106 Management's Report on Internal Control Over Financial Reporting

107 Report on Form 10-K

108 Corporate Information

Selected Financial Data

The following selected financial data should be read in conjunction with the consolidated financial statements and related set forth later in this document (in thousands, except per share data):

	YEARS ENDED DECEMBER 31,				
	2012	2011	2010	2009	2008
Operating Data[a]					
Revenues from continuing operations[b] [c]	**$ 373,995**	$ 327,784	$ 260,645	$ 217,190	$ 219,525
Income from continuing operations[b] [c]	**79,371**	151,993	83,835	59,830	63,527
Net income	**62,779**	139,138	74,951	70,568	78,605
Add: Net (income) loss attributable to noncontrolling interests	**(607)**	1,864	314	713	950
Add: Net income attributable to redeemable noncontrolling interests	**(40)**	(1,923)	(1,293)	(2,258)	(1,508)
Net income attributable to W. P. Carey	**62,132**	139,079	73,972	69,023	78,047
Basic Earnings Per Share:					
Income from continuing operations attributable to W. P. Carey	**1.65**	3.76	2.08	1.46	1.60
Net income attributable to W. P. Carey	**1.30**	3.44	1.86	1.74	1.98
Diluted Earnings Per Share:					
Income from continuing operations attributable to W. P. Carey	**1.62**	3.74	2.08	1.47	1.58
Net income attributable to W. P. Carey	**1.28**	3.42	1.86	1.74	1.95
Cash distributions declared per share[d]	**2.44**	2.19	2.03	2.00	1.96
Balance Sheet Data					
Net investments in real estate[e]	**$3,241,199**	$1,217,931	$ 946,975	$ 884,460	$ 918,741
Total assets	**4,609,042**	1,462,623	1,172,326	1,093,336	1,111,136
Long-term obligations[f]	**1,968,397**	589,369	396,982	326,330	326,874
Other Information					
Net cash provided by operating activities	**$ 80,643**	$ 80,116	$ 86,417	$ 74,544	$ 63,247
Cash distributions paid	**113,867**	85,814	92,591	78,618	87,700
Payments of mortgage principal[g]	**54,964**	25,327	14,324	9,534	9,678

(a) Certain prior year amounts have been reclassified from continuing operations to discontinued operations.
(b) The year ended December 31, 2012 includes the impact of the Merger, which was completed on September 28, 2012 (Note 3).
(c) The year ended December 31, 2011 includes $52.5 million of incentive, termination and subordinated disposition revenue recognized in connection with the CPA®:14/16 Merger.
(d) The year ended December 31, 2009 excludes a special distribution of $0.30 per share paid in January 2010 to shareholders of record at December 31, 2009.
(e) Net investments in real estate consists of Net investments in properties, Net investments in direct financing leases, Equity investments in real estate and the Managed REITs, Real estate under construction and Assets held for sale, as applicable.
(f) Represents non-recourse mortgages and note obligations. The year ended December 31, 2012 includes the $175.0 million Term Loan Facility (Note 12), which was drawn down in full in connection with the Merger (Note 3).
(g) Represents scheduled mortgage principal payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. MD&A also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results. The discussion also provides information about the financial results of the segments of our business to provide a better understanding of how these segments and their results affect our financial condition and results of operations.

BUSINESS OVERVIEW

We provide long-term financing via sale-leaseback and build-to-suit transactions for companies worldwide and manage a global investment portfolio of 1,007 properties, including our owned portfolio. Our business operates in two segments — Real Estate Ownership and Investment Management, as described below. On September 28, 2012, as part of a plan to reorganize the business operations of W. P. Carey & Co. LLC in order to qualify as a REIT for U. S. federal income tax purposes, W. P. Carey & Co. LLC merged with and into W. P. Carey Inc., with W. P. Carey Inc. as the surviving corporation, which we refer to as the Merger. Additionally, on September 28, 2012, CPA®:15 merged with our subsidiary, with CPA®:15 surviving as our indirect wholly-owned subsidiary. As a result of both transactions, we succeeded to all of the businesses, assets and liabilities of each of W. P. Carey & Co. LLC and CPA®:15, and own all the assets previously held by, and carry on the business of each of, W. P. Carey & Co. LLC and CPA®:15. We now hold substantially all of our real estate assets, including the assets acquired from CPA®:15, in our Real Estate Ownership segment, while the activities conducted by our Investment Management segment subsidiaries are organized under TRSs (Note 3).

Real Estate Ownership — We own and invest in commercial properties in the U.S. and Europe that are then leased to companies, primarily on a triple-net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property.

We earn lease revenues from our wholly-owned and co-owned real estate investments. In addition, we generate equity income through our investments in the shares of the Managed REITs. In addition, through our special member interests in the operating partnerships of the Managed REITs, we participate in the cash flows of those REITs. Lastly, we earn other real estate revenues through our investments in self-storage facilities and hotels in the U.S.

Investment Management — We earn revenue as the advisor to the Managed REITs. For the periods presented, we acted as advisor to the following affiliated, publicly-owned, non-listed Managed REITs: CPA®:14 (through the date of the CPA®:14/16 Merger), CPA®:15 (through the date of the Merger), CPA®: 16 – Global, CPA®: 17 – Global, and CWI. Under the advisory agreements with the Managed REITs, we perform various services, including but not limited to the day-to-day management of the Managed REITs and transaction-related services. We structure and negotiate investments and debt placement transactions for the Managed REITs, for which we earn structuring revenue, and we manage their portfolios of real estate investments, for which we earn asset-based management revenue.

While we are raising funds for a Managed REIT, the REIT reimburses us for certain costs, primarily broker-dealer commissions paid on its behalf and marketing and personnel costs. The Managed REITs also reimburse us for many of our costs associated with the evaluation of transactions on their behalf that are not completed.

We also earn wholesaling fees and dealer manager fees in connection with the initial public offerings of the Managed REITs. We reimburse, or "re-allow," all or a portion of the dealer manager fees to selected dealers in the offerings. Dealer manager fees that are not re-allowed are classified as wholesaling revenue. Wholesaling revenue earned is generally offset by underwriting costs incurred in connection with the offerings.

FINANCIAL HIGHLIGHTS

Our results for the years ended December 31, 2012 and 2011 included the following significant unusual items:

- Increased lease revenue of $61.9 million for the year ended December 31, 2012 as compared to 2011 primarily due to income generated from properties acquired in the Merger;
- Costs incurred in connection with the Merger of $31.7 million in 2012; and
- Non-recurring revenues of $52.5 million earned in 2011 in connection with providing a liquidity event for CPA®:14 stockholders, through the CPA®:14/16 Merger, in May 2011.
- Share dilution created by the issuance of 28,170,643 shares on September 28, 2012 to stockholders of CPA®: 15 in connection with the Merger.

	YEARS ENDED DECEMBER 31,		
(IN THOUSANDS)	2012	2011	2010
Total revenues (excluding reimbursed costs from affiliates)	**$ 275,750**	$ 262,955	$200,622
Net income attributable to W. P. Carey	**62,132**	139,079	73,972
Net cash provided by operating activities	**80,643**	80,116	86,417
Net cash provided by (used in) investing activities	**126,466**	(126,084)	(37,843)
Net cash (used in) provided by financing activities	**(113,292)**	10,502	(1,548)
Cash distributions paid	**113,867**	85,814	92,591
Supplemental financial measure:			
Funds from operations - as adjusted (AFFO)	**180,631**	188,853	130,870

We consider the performance measures listed above, including Funds from operations — as adjusted ("AFFO"), a supplemental measure that is not defined by GAAP ("non-GAAP"), to be important measures in the evaluation of our results of operations and capital resources. We evaluate our results of operations with a primary focus on increasing and enhancing the value, quality and amount of assets under management by our Investment Management segment and the ability to generate the cash flow necessary to meet our objectives in our Real Estate Ownership segment. Results of operations by reportable segment are described below in Results of Operations. See Supplemental Financial Measures below for our definition of AFFO and a reconciliation to its most directly comparable GAAP measure.

Total revenues increased in 2012 as compared to 2011. The increase in revenues from our Real Estate Ownership segment was primarily due to revenues from the properties we acquired in the Merger in September 2012 and, to a lesser extent, from properties we purchased in May 2011 from CPA®:14 in connection with the CPA®:14/16 Merger. Revenues from our Investment Management segment decreased during the year primarily due to the incentive, termination and subordinated disposition revenue recognized in connection with providing a liquidity event for CPA®:14 stockholders through the CPA®:14/16 Merger in May 2011, while in 2012 we waived the subordinated disposition and termination fees we would have been entitled to receive from CPA®:15 upon its liquidation through the Merger pursuant to the terms of our advisory agreement with CPA®:15.

Net income attributable to W. P. Carey decreased in 2012 as compared to 2011. Results from operations in our Real Estate Ownership segment were lower during the current year as compared to 2011, primarily due to costs incurred in connection with the Merger. Results from operations in our Investment Management segment decreased during the current year primarily due to the incentive, termination and subordinated disposition revenue recognized in connection with the CPA®:14/16 Merger in 2011 that we did not receive in connection with the Merger in 2012.

Cash flow from operating activities increased slightly during 2012 as compared to 2011. Operating cash flows generated by the properties acquired in the Merger was substantially offset by the subordinated disposition revenue received from CPA®:14 upon completion of the CPA®:14/16 Merger in May 2011 that we did not receive in connection with the Merger in 2012.

Our annualized cash distribution increased to $2.64 per share for the year ended December 31, 2012, from $2.25 per share in 2011. The increase primarily reflects earnings generated from growth in our owned real estate portfolio and our increased ownership in, and our participation in the cash flows of, CPA®:16 – Global as a result of the CPA®:14/16 Merger, as well as the additional income anticipated to result from the Merger.

Our AFFO supplemental measure decreased in 2012 as compared to 2011, primarily due to the incentive, termination and subordinated disposition income recognized in connection with the CPA®:14/16 Merger in 2011 that we did not receive in connection with the Merger in 2012. Asset Management revenue decreased in 2012 because performance fees were no longer received from CPA®:14 after the CPA®:14/16 Merger, or from CPA®:16 – Global after the CPA®:16 – Global UPREIT Reorganization, both of which occurred in May 2011 (Note 4), and because asset management fees and performance fees are no longer being received from CPA®:15 after the Merger in September 2012. These decreases were partially offset by an increase in AFFO in our Real Estate Ownership segment in 2012 primarily as a result of income earned from the properties we purchased from CPA®:14 in 2011 in connection with the CPA®:14/16 Merger and those we acquired from CPA®:15 in the Merger as well as income generated from our equity interests in the Managed REITs, including our $121.0 million incremental investment in CPA®:16 – Global in connection with the CPA®:14/16 Merger.

HOW WE EVALUATE RESULTS OF OPERATIONS

We evaluate our results of operations with a primary focus on increasing and enhancing the value, quality and amount of assets under management by our Investment Management segment and seeking to increase value in our Real Estate Ownership segment. We focus our efforts on improving underperforming assets through re-leasing efforts, including negotiation of lease renewals, or selectively selling assets in order to increase value in our real estate portfolio. The ability to increase assets under management by structuring investments on behalf of the Managed REITs is affected, among other things, by the Managed REITs' ability to raise capital and our ability to identify and enter into appropriate investments and financing.

Our evaluation of operating results includes our ability to generate necessary cash flow in order to fund distributions to our stockholders. As a result, our assessment of operating results gives less emphasis to the effects of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges such as depreciation and impairment charges. We do not consider unrealized gains and losses resulting from short-term foreign currency fluctuations when evaluating our ability to fund distributions. Our evaluation of our potential for generating cash flow includes an assessment of the long-term sustainability of both our real estate portfolio and the assets we manage on behalf of the Managed REITs.

We consider cash flows from operating activities, cash flows from investing activities, cash flows from financing activities and certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operating activities are sourced primarily by revenues earned from structuring investments and providing asset-based management services on behalf of the Managed REITs and long-term lease contracts from our real estate ownership. Our evaluation of the amount and expected fluctuation of cash flows from operating activities is essential in evaluating our ability to fund operating expenses, service debt and fund distributions to stockholders.

We focus on measures of cash flows from investing activities and cash flows from financing activities in our evaluation of our capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to stockholders, borrowings and repayments under our lines of credit and the payment of mortgage principal amortization.

RESULTS OF OPERATIONS

We evaluate our results of operations by our two primary reportable segments — Real Estate Ownership and Investment Management. Effective January 1, 2011, we include our equity investments in the Managed REITs in our Real Estate Ownership segment. The equity income or loss from the Managed REITs that is now included in our Real Estate Ownership segment represents our proportionate share of the revenue less expenses of the net-leased properties held by the Managed REITs. This treatment is consistent with that of our directly-owned properties. Results for 2010 have been reclassified to conform to the current period presentation.

Effective April 1, 2012, we include cash distributions and deferred revenue received and earned from the operating partnerships of CPA®:16 – Global, CPA®:17 – Global and CWI in our Real Estate Ownership segment. Results for 2011 and 2010 have been reclassified to conform to the current period presentation. A summary of comparative results of these business segments is as follows:

Real Estate Ownership

	YEARS ENDED DECEMBER 31,					
(IN THOUSANDS)	2012	2011	CHANGE	2011	2010	CHANGE
Revenues						
Lease revenues:						
Rental income	**$ 108,707**	$ 52,360	$ 56,347	$ 52,360	$ 41,940	$10,420
Interest income from direct financing leases	**15,796**	10,278	5,518	10,278	9,542	736
Total lease revenues	**124,503**	62,638	61,865	62,638	51,482	11,156
Other real estate income	**26,312**	22,499	3,813	22,499	17,273	5,226
	150,815	85,137	65,678	85,137	68,755	16,382
Operating Expenses						
Depreciation and amortization	**(45,046)**	(20,883)	(24,163)	(20,883)	(13,657)	(7,226)
Property expenses	**(13,041)**	(10,145)	(2,896)	(10,145)	(8,009)	(2,136)
General and administrative	**(39,748)**	(4,454)	(35,294)	(4,454)	(4,419)	(35)
Other real estate expenses	**(9,850)**	(10,784)	934	(10,784)	(8,121)	(2,663)
Impairment charges	**(10,467)**	1,365	(11,832)	1,365	(1,140)	2,505
	(118,152)	(44,901)	(73,251)	(44,901)	(35,346)	(9,555)
Other Income and Expenses						
Other interest income	**311**	91	220	91	124	(33)
Income from equity investments in real estate and the Managed REITs	**62,392**	51,228	11,164	51,228	30,992	20,236
Gain on change in control of interests	**20,744**	27,859	(7,115)	27,859	781	27,078
Other income and (expenses)	**3,207**	4,412	(1,205)	4,412	292	4,120
Interest expense	**(50,573)**	(21,770)	(28,803)	(21,770)	(15,636)	(6,134)
	36,081	61,820	(25,739)	61,820	16,553	45,267
Income from continuing operations before income taxes	**68,744**	102,056	(33,312)	102,056	49,962	52,094
Provision for income taxes	**(4,012)**	(2,243)	(1,769)	(2,243)	(2,154)	(89)
Income from continuing operations	**64,732**	99,813	(35,081)	99,813	47,808	52,005
Loss from discontinued operations	**(16,592)**	(12,855)	(3,737)	(12,855)	(8,884)	(3,971)
Net income from real estate ownership	**48,140**	86,958	(38,818)	86,958	38,924	48,034
Less: Net income attributable to noncontrolling interests	**(3,245)**	(678)	(2,567)	(678)	(2,058)	1,380
Net income from real estate ownership attributable to W. P. Carey	**$ 44,895**	**$ 86,280**	**$ (41,385)**	**$ 86,280**	**$ 36,866**	**$49,414**

The following tables present other operating data that management finds useful in evaluating results of operations:

	AS OF DECEMBER 31,		
	2012	2011	2010
Occupancy – WPC[(a)]	98.7%	93.0%	89.0%
Total net-leased properties – WPC[(a)]	423	157	163
Total operating properties – WPC[(b)]	22	22	22
Total net-leased properties – Managed REITs	705	816	827
Total operating properties – Managed REITs[(b)]	69	49	3

	FOR THE YEARS ENDED DECEMBER 31,		
	2012	2011	2010
Financings structured – WPC ($ millions)[(c)]	198.8	469.8	70.3
New investments – WPC – consolidated ($ millions)[(d)]	24.6	—	88.6
New investments – WPC – equity investments ($ millions)	1.3	—	—
Investments structured – Managed REITs ($ millions)[(e)]	1,207.6	1,229.5	1,048.1
Average U. S. dollar/euro exchange rate[(f)]	1.2861	1.3926	1.3279
U.S. Consumer Price Index[(g)]	229.6	225.7	219.2

(a) Amounts as of December 31, 2012 reflect 305 properties acquired from CPA®:15 in the Merger in 2012 with a total fair value of approximately $1.8 billion (Note 3). Amounts as of December 31, 2011 reflect the acquisition of the remaining interests in three properties from CPA®:14 in connection with the CPA®:14/16 Merger in May 2011 for approximately $119.4 million (Note 4).

(b) Operating properties comprise self-storage properties and hotels that are managed by third parties. WPC's operating properties are all self-storage properties with the exception of one hotel for all periods presented.

(c) The year ended December 31, 2012 includes the $175.0 million Term Loan Facility obtained in connection with the Merger (Note 3). The year ended December 31, 2011 includes a $200.0 million increase in borrowing capacity obtained on our then-existing unsecured Line of Credit.

(d) Amount for the year ended December 31, 2012 does not include our acquisition of 52.63% ownership interest in Marcourt Investments Inc.

(e) Includes properties owned by CPA®:16 – Global and CPA®:17 – Global for all periods. Includes properties owned by CPA®:14 through the date of the CPA®:14/16 Merger in May 2011. Includes properties owned by CPA®:15 through the date of the Merger on September 28, 2012. Includes properties owned by CWI from the date of its first investment in May 2011. For loans, amount includes funding through December 31, 2012.

(f) The average conversion rate for the U.S. dollar in relation to the euro decreased during the year ended December 31, 2012 as compared to 2011 and increased during the year ended December 31, 2011 as compared to 2010, resulting in a negative impact on earnings in 2012 and a positive impact on earnings in 2011 from our euro-denominated investments.

(g) Many of our domestic lease agreements and those of the Managed REITs include contractual increases indexed to the change in the U. S. CPI.

The following table sets forth the net lease revenues (i.e., rental income and interest income from direct financing leases) that we earned from lease obligations through our consolidated real estate investments (in thousands):

	YEARS ENDED DECEMBER 31,		
LESSEE	2012	2011	2010
U-Haul Moving Partners Inc.[(a) (b)]	**$ 8,152**	$ —	$ —
Federal Express Corporation[(c)]	**7,289**	4,922	275
CheckFree Holdings, Inc.[(b)]	**5,342**	5,216	5,103
OBI Group[(a) (b) (d) (e)]	**4,925**	1,050	979
Marcourt Investments Inc.[(a)]	**4,878**	—	—
The American Bottling Company[(f)]	**4,488**	4,943	4,390
Amylin Pharmaceuticals, Inc.[(c)]	**4,361**	2,908	—
Bouygues Telecom, S.A.[(b) (d)]	**4,090**	4,002	3,852
Carrefour France, SAS[(d) (g)]	**3,961**	—	—
JP Morgan Chase Bank, N.A.[(h)]	**3,926**	3,862	3,448
Google, Inc. (formerly leased to Omnicom Group Inc.)[(i)]	**3,887**	2,173	1,518
Hellweg Die Profi-Baumarkte GmbH & Co KG (Hellweg 1)[(a) (d)]	**3,813**	—	—
Orbital Sciences Corporation[(j)]	**3,312**	3,312	3,611
True Value Company[(a) (b)]	**3,234**	—	—
Eroski Sociedad Cooperativa[(b) (d) (k)]	**2,989**	3,235	1,710
AutoZone, Inc.[(f)]	**2,332**	2,818	2,241
Quebecor Printing, Inc.	**1,986**	1,936	1,916
Sybron Dental Specialties Inc.	**1,979**	1,596	1,816
Unisource Worldwide, Inc.	**1,926**	1,926	1,923
Pohjola Non-Life Insurance Company LTD[(a) (d)]	**1,885**	—	—
TietoEnator Plc[(a) (b) (d)]	**1,858**	—	—
Jarden Corp.	**1,720**	1,614	1,614
Eagle Hardware & Garden, a subsidiary of Lowe's Companies	**1,587**	1,492	1,568
Sprint Spectrum, L.P.	**1,555**	1,486	1,425
BE Aerospace, Inc.	**1,534**	1,580	1,580
Police Prefecture, French Government[(a) (b) (d)]	**1,405**	—	—
Foster Wheeler AG[(a)]	**1,244**	—	—
Enviro Works, Inc.	**1,203**	1,216	1,255
Other[(b) (d) (l)]	**33,642**	11,351	11,258
	$124,503	$62,638	$51,482

(a) We acquired this investment from CPA®:15 in the Merger (Note 3).

(b) These revenues are generated in consolidated investments, generally with our affiliates, and on a combined basis include lease revenues applicable to noncontrolling interests totaling $11.6 million, $2.6 million and $3.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(c) In connection with the CPA®:14/16 Merger, we purchased the remaining interest in this investment from CPA®:14 in May 2011 (Note 4). Subsequent to the acquisition, we consolidate this investment. We had previously accounted for this investment under the equity method.

(d) We acquired an additional interest in this investment from CPA®:15 in the Merger.

(e) Amounts are subject to fluctuations in foreign currency exchange rates. The average conversion rate for the U.S. dollar in relation to the euro during the year ended December 31, 2012 decreased by approximately 7.6% in comparison to 2011 and increased by approximately 4.9% during the year ended December 31, 2011 as compared to 2010, resulting in a negative impact on lease revenues in 2012 and a positive impact on lease revenues in 2011 for our euro-denominated investments. The increase was due to a lease restructuring in the second quarter of 2012.

(f) The increase in 2011 was due to an out-of-period adjustment (Note 2).

(g) In the Merger, we acquired the remaining interest in this investment from CPA®:15. Subsequent to the acquisition, we consolidated this investment. We had previously accounted for this investment under the equity method.

(h) We acquired this investment in February 2010.

(i) In November 2011, we and the tenant completed the renovation at this facility, at which time we started to recognize deferred rental income on the tenant-funded portion of the renovation.

(j) We completed an expansion at this facility in January 2010, at which time we recognized deferred rental income of $0.3 million.

(k) We acquired this investment in June 2010.

(l) The increase in 2012 primarily relates to the investments obtained in the CPA®:15 Merger, which accounts for $21.6 million of the 2012 total.

We recognize income from equity investments in real estate, of which lease revenues are a significant component. The following table sets forth the net lease revenues earned by these investments from both continuing and discontinued operations. Amounts provided are the total amounts attributable to the investments and do not represent our proportionate share (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2012	YEARS ENDED DECEMBER 31, 2012	2011	2010
Hellweg Die Profi-Baumarkte GmbH & Co. KG ("Hellweg 2")[(a)][(b)]	45%	**$ 34,518**	$ —	$ —
The New York Times Company	18%	**27,588**	27,796	26,768
Carrefour France, SAS[(a)][(c)]	100%	**13,359**	20,228	19,618
Schuler A.G.[(a)]	67%	**6,288**	6,555	6,208
U. S. Airways Group, Inc.	75%	**4,400**	4,421	4,421
C1000 Logistiek Vastgoed B. V.[(a)][(b)]	15%	**3,640**	—	—
Advanced Micro Devices[(b)]	33%	**2,986**	—	—
Hologic, Inc.	(c)	**2,862**	3,623	3,528
Consolidated Systems, Inc.	60%	**1,847**	1,933	1,831
Médica – France, S.A.[(a)]	(d)	**1,753**	6,789	6,447
Symphony IRI Group, Inc.[(e)]	(c)	**1,632**	2,182	4,164
The Talaria Company (Hinckley)[(b)]	30%	**1,278**	—	—
Childtime Childcare, Inc.	(c)	**931**	1,258	1,303
Del Monte Corporation[(b)]	50%	**882**	—	—
Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH[(a)][(b)]	33%	**808**	—	—
PETsMart, Inc.[(b)]	30%	**563**	—	—
SaarOTEC[(a)][(b)]	50%	**536**	—	—
Builders FirstSource, Inc.[(b)]	40%	**341**	—	—
Wanbishi Archives Co. Ltd[(f)][(g)]	3%	**279**		
The Upper Deck Company[(b)]	50%	**—**	—	—
Federal Express Corporation	(h)	**—**	2,391	7,121
Amylin Pharmaceuticals, Inc.	(h)	**—**	1,342	4,027
The Retail Distribution Group	(i)	**—**	—	206
		$106,491	$78,518	$85,642

(a) Amounts are subject to fluctuations in foreign currency exchange rates. The average conversion rate for the U.S. dollar in relation to the euro during the year ended December 31, 2012 decreased by approximately 7.6% in comparison to 2011 and increased by approximately 4.9% during the year ended December 31, 2011 as compared to 2010, resulting in a negative impact on lease revenues in 2012 and a positive impact on lease revenues in 2011 for our euro-denominated investments.

(b) We acquired our interest in this investment from CPA®:15 in the Merger (Note 3).

(c) In connection with the Merger, we purchased the remaining interest in this investment from CPA®:15. Subsequent to the Merger, we own 100% and consolidate this investment (Note 3).

(d) In April 2012, this jointly-owned entity sold its interests in the investment. Results of operations for this investment were classified as a discontinued operation by the entity that holds the controlling interest for all periods presented.

(e) In June 2011, this jointly-owned entity sold one of its properties and distributed the proceeds to the investment's partners.

(f) Dollar amounts shown are based on the exchange rate of the Japanese yen at December 31, 2012.

(g) We acquired our interest in this investment in December 2012.

(h) In the CPA®:14/16 Merger, we acquired the remaining interest in this investment from CPA®:14 (Note 4). Subsequent to the acquisition, we consolidate this investment.

(i) In March 2010, the jointly-owned entity completed the sale of this property, and as a result, we have no further economic interest in this venture.

LEASE REVENUES

As of December 31, 2012, 70% of our net leases, based on annualized contractual minimum base rent, provide for adjustments based on formulas indexed to changes in the CPI, or other similar indices for the jurisdiction in which the property is located, some of which have caps and/or floors. In addition, 23% of our net leases on that same basis have fixed rent adjustments, which contractual minimum base rent is scheduled to increase by an average of 4% in the next 12 months. We own international investments and, therefore, lease revenues from these investments are subject to fluctuations in exchange rate movements in foreign currencies.

During the year ended December 31, 2012, we signed 22 leases totaling approximately 2.0 million square feet of leased space. Of these leases, three were with new tenants and 19 were lease renewals or extensions with existing tenants. The average new rent for these leases was $7.37 per square foot and the average former rent was $8.80 per square foot, reflecting current market conditions. We provided tenant improvement allowances and other incentives totaling $3.0 million on two of these leases. In addition, through the Merger, we acquired properties with 76 tenants with an average remaining lease term of 9.7 years. In 2011, CPA®:15 recorded lease revenues of $242.2 million.

During the year ended December 31, 2011, we signed 20 leases, totaling approximately 0.9 million square feet of leased space. Of these leases, there were two new tenants and there were 18 lease renewals or short-term extensions with existing tenants. Under the 20 leases, the average new rent was $9.75 per square foot, and the average former rent was $9.06 per square foot. Five of the 22 tenants had tenant improvement allowances or concessions totaling approximately $6.9 million, of which $6.4 million related to a lease of a repositioned asset to a tenant.

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, lease revenues increased by $61.9 million, primarily due to the properties we acquired from CPA®:15 in the Merger in 2012 and from CPA®:14 in connection with the CPA®:14/16 Merger, which contributed to increases in lease revenues of $57.3 million and $3.8 million, respectively, in 2012.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, lease revenues increased by $11.2 million, primarily due to $9.4 million of lease revenues generated from new investments we entered into during 2010 and 2011, including the properties we purchased in May 2011 from CPA®:14 in connection with the CPA®:14/16 Merger (Note 4). In addition, lease revenues increased by $0.9 million as a result of an out-of-period adjustment recorded in the fourth quarter of 2011 (Note 2) and $0.8 million as a result of scheduled rent increases at several properties. These increases were partially offset by the impact of tenant activity, including lease restructurings, lease expirations and property sales, which resulted in a reduction to lease revenues of $1.0 million.

OTHER REAL ESTATE INCOME

Other real estate income generally consists of revenue from Carey Storage Management LLC ("Carey Storage"), a subsidiary that holds investments in domestic self-storage properties, and Livho Inc. ("Livho"), a subsidiary that operates a hotel under a franchise agreement in Livonia, Michigan. Other real estate income also includes lease termination payments and other non-rent related revenues from real estate ownership.

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, other real estate income increased by $3.8 million primarily due to $1.8 million of income related to certain properties we acquired from CPA®:15 in the Merger, bankruptcy and easement proceeds of $0.8 million related to two of our tenants and increased revenue from our Livho and Carey Storage subsidiaries totaling $1.4 million. The increase in income from Carey Storage was primarily a result of higher rental income and the increase in income from Livho was primarily due to increased occupancy rates in 2012.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, other real estate income increased by $5.2 million, primarily due to an increase of $3.2 million in income generated from the eight self-storage properties acquired during the third quarter of 2010 and an increase in reimbursable tenant costs of $1.9 million. Reimbursable tenant costs are recorded as both revenue and expenses and therefore have no net impact on our results of operations.

DEPRECIATION AND AMORTIZATION

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, depreciation and amortization increased by $24.2 million primarily due to increases totaling $22.8 million related to the properties we acquired in the Merger.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, depreciation and amortization increased by $7.2 million. Depreciation and amortization increased by $5.6 million as a result of our 2011 and 2010 investment activity, including $4.7 million attributable to the properties we purchased from CPA®:14 in May 2011 (Note 5). In addition, depreciation and amortization increased by $2.2 million as a result of an out-of-period adjustment recorded in the fourth quarter of 2011 (Note 2). These increases were partially offset by a decrease in amortization of $0.6 million as a result of certain lease intangible assets becoming fully amortized in 2010.

PROPERTY EXPENSES

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, property expenses increased by $2.9 million, of which $2.8 million related to properties we acquired in the Merger from CPA®:15.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, property expenses increased by $2.1 million, primarily due to an increase in reimbursable tenant costs of $1.9 million and a $0.6 million performance fee paid to a third-party manager on a foreign property as a result of meeting its performance criteria.

GENERAL AND ADMINISTRATIVE

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, general and administrative expenses increased by $35.3 million primarily due to costs incurred in connection with the Merger of $31.7 million.

OTHER REAL ESTATE EXPENSES

Other real estate expenses generally consist of operating expenses related to Carey Storage and Livho as described in "Other Real Estate Income" above.

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, other real estate expenses decreased by $0.9 million, due to a $0.9 million overall decrease in general operating expenses in Livho and our self-storage properties.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, other real estate expenses increased by $2.7 million, primarily due to an increase of $1.8 million in operating expenses as a result of the acquisition of eight self-storage properties during 2010. In addition, operating expenses from Livho increased by $0.9 million in 2011 as compared to 2010.

IMPAIRMENT CHARGES

Our impairment charges are more fully described in Note 11. Impairment charges related to our continuing real estate ownership operations were as follows (in thousands):

	YEARS ENDED DECEMBER 31,			
LESSEE	2012	2011	2010	TRIGGERING EVENT
Livho	**$10,467**	$ —	$ —	Decrease in fair value and estimated holding period
The American Bottling Company	—	(868)	—	Decline in unguaranteed residual value of properties
Others	—	(497)	1,140	Tenants not renewing leases or vacated; anticipated sales; and decline in unguaranteed residual value of properties
Total	$10,467	$(1,365)	$1,140	

See Income from Equity Investments in Real Estate and the Managed REITs and Loss from Discontinued Operations below for additional impairment charges incurred.

INCOME FROM EQUITY INVESTMENTS IN REAL ESTATE AND THE MANAGED REITS

Income from equity investments in real estate and the Managed REITs represents our proportionate share of net income or loss (revenue less expenses) from our interests in unconsolidated real estate investments and our investments in the Managed REITs. In addition, we are entitled to receive distributions of Available Cash from the operating partnerships of CPA®:17 – Global, CWI and, subsequent to the CPA®:14/16 Merger and related CPA®:16 – Global UPREIT Reorganization (Note 4), CPA®:16 – Global. Subsequent to the CPA®:16 – Global UPREIT Reorganization, we also recognize amortization of deferred revenue related to our special member interest in CPA®:16 – Global's operating partnership. The net income of the Managed REITs fluctuates based on the timing of transactions, such as new leases and property sales, as well as the level of impairment charges.

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, income from equity investments in real estate increased by $11.2 million, primarily due to (i) a $14.5 million increase in distributions of Available Cash received and earned and a $2.8 million increase in deferred revenue earned, from the operating partnership of CPA®:17 – Global as a result of new investments CPA®:17 – Global entered into during 2012 and 2011, and the operating partnership of CPA®:16 – Global due to the new fee arrangement with CPA®:16 – Global resulting from the CPA®:16 – Global UPREIT Reorganization in May 2011 (Note 4); (ii) our $15.1 million share of the net gain recognized by a jointly-owned entity upon selling its equity shares in the Médica investment in the second quarter of 2012; and (iii) a $1.2 million increase in equity income as a result of new equity investments we acquired from CPA®:15 through the Merger. These increases were partially offset by (i) other-than-temporary impairment charges of $9.9 million recorded during 2012 on our special membership interest in CPA®:16 – Global's operating partnership to reduce the carrying value of our interest in the operating partnership to its estimated fair value (Note 7), (ii) our $7.4 million share of the net gains recognized in the second quarter of 2011 by CPA®:14 related to the sale of certain of its assets to us, CPA®:17 – Global and third parties in connection with the CPA®:14/16 Merger (Note 4); and (iii) our $5.0 million share of a bargain purchase gain recognized by CPA®:16 – Global during the 2011 period because the fair value of CPA®:14 exceeded the consideration paid in the CPA®:14/16 Merger.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, income from equity investments in real estate increased by $20.2 million, primarily due to a $11.1 million increase in distributions of Available Cash received and earned and a $5.7 million increase in deferred revenue earned, from the operating partnership CPA®:17 – Global as a result of new investments CPA®:17 – Global entered into during 2011 and the operating partnership of CPA®:16 – Global due to the new fee arrangement with CPA®:16 – Global resulting from the CPA®:16 – Global UPREIT Reorganization in May 2011 (Note 4); and an increase in equity income from the Managed REITs totaling $6.4 million. Results of operations from the Managed REITs during 2011 included the following gains and expenses: net gains of $78.8 million from the CPA®:14/16 Merger, of which our share was approximately $7.4 million; a bargain purchase gain for CPA®:16 – Global of $28.7 million because the fair value of CPA®:14 exceeded the CPA®:14/16 Merger consideration, of which our share was approximately $5.0 million; a net gain of $33.5 million on the sales of several properties and the extinguishment of several related mortgage loans, of which our share was approximately $3.7 million; impairment charges totaling $61.7 million, of which our share was approximately $7.8 million; and $13.6 million of expenses incurred in connection with the CPA®:14/16 Merger, of which our share was approximately $2.4 million. Equity income from the Managed REITs also increased by approximately $4.1 million in 2011 as a result of our $121.0 million incremental investment in CPA®:16 – Global in connection with the CPA®:14/16 Merger. Results of operations for the Managed REITs during 2010 included the following gains and charges: net gains on extinguishment of a mortgage loan and deconsolidation of three subsidiaries totaling $44.0 million, of which our share was approximately $5.6 million; and impairment charges totaling $40.7 million, of which our share was approximately $3.0 million. In addition, we recognized an other-than-temporary impairment charge of $1.4 million on the Schuler investment in 2010. These increases in equity income were partially offset by decreases of $2.5 million as a result of the net gains recognized by the Retail Distribution investment in connection with the sale of its property in March 2010 and $1.7 million related to the Symphony IRI investment reflecting our share of its $8.6 million impairment charge and an other-than-temporary impairment charge recognized by us in 2011 to reflect the decline in fair value of our interest in the investment.

GAIN ON CHANGE IN CONTROL OF INTERESTS

In connection with the Merger in September 2012, we acquired additional interests in five investments from CPA®:15, which we had previously accounted for under the equity method, and we adjusted the carrying value of our previously held interest in shares of CPA®:15 common stock to its estimated fair market value. In connection with our acquisition of these investments, we recognized a net gain of $20.7 million during the year ended December 31, 2012 in order to adjust the carrying value of previously-held equity interests in these investments to their estimated fair values (Note 3).

In May 2011, we purchased the remaining interests in the Federal Express and Amylin investments from CPA®:14, which we had previously accounted for under the equity method. In connection with our purchase of these properties, we recognized a net gain of $27.9 million during the year ended December 31, 2011 to adjust the carrying value of our existing interests in these investments to their estimated fair values.

OTHER INCOME AND (EXPENSES)

Other income and (expenses) consists primarily of gains and losses on foreign currency transactions and derivative instruments, and prior to September 2010 also included the third party's profit-sharing interest in income or losses from Carey Storage. We and certain of our foreign consolidated subsidiaries have intercompany debt and/or advances that are not denominated in the functional currency of those subsidiaries. When the intercompany debt or accrued interest thereon is remeasured against the functional currency of the respective subsidiaries, an unrealized gain or loss on foreign currency translation may result. For intercompany transactions that are of a long-term investment nature, the gain or loss is recognized as a cumulative translation adjustment in other comprehensive income. We also recognize gains or losses on foreign currency transactions when we repatriate cash from our foreign investments.

2012 — For the year ended December 31, 2012, other income was $3.2 million, comprised of a net gain of $2.5 million recorded on the disposals of three parcels of land, a net realized and unrealized gain of $0.5 million on foreign currency transactions and a $0.4 million gain on derivatives acquired in the Merger in 2012.

2011 — For the year ended December 31, 2011, other income was $4.4 million. In connection with the CPA®:14/16 Merger, we agreed to receive shares of CPA®:16 – Global in respect of our shares of CPA®:14. As a result, during 2011, we recognized a gain of $2.8 million on the conversion of our shares of CPA®:14 to shares of CPA®:16 – Global to reflect the carrying value of our investment at its estimated fair value. In addition, we recognized a gain of $1.0 million on the conversion of our termination revenue to shares of CPA®:14 because the fair value of the shares received exceeded the termination revenue. Other income during 2011 also included a net gain of $0.6 million as a result of exercising certain warrants granted to us by lessees.

2010 — For the year ended December 31, 2010, other income was $0.3 million, primarily due to a net loss of $0.8 million attributable to the noncontrolling interest in Carey Storage, partially offset by net realized and unrealized foreign currency transaction losses of $0.5 million.

INTEREST EXPENSE

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, interest expense increased by $28.8 million. Interest expense increased by $21.0 million and $1.7 million as a result of mortgages assumed in our acquisition of properties from CPA®:15 and from CPA®:14 in connection with the Merger in and the CPA®:14/16 Merger, respectively. In addition, interest expense on our Senior Credit Facility increased by $5.5 million as a result of the amortization of financing costs incurred in connection with obtaining the facility in December 2011, as well as a higher average outstanding balance and a higher average interest rate on the Revolver in 2012, compared to those under our prior lines of credit in 2011 (Note 12).

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, interest expense increased by $6.1 million, primarily as a result of mortgages assumed in connection with the acquisition of properties from CPA®:14 in May 2011(Note 5) and mortgage financing obtained in connection with our investment activities during 2011 and 2010, which resulted in increases to interest expense of $3.6 million and $1.8 million, respectively. Additionally, interest expense on our then-existing lines of credit increased by $1.0 million as a result of higher average outstanding balances in 2011 as compared to the prior year.

LOSS FROM DISCONTINUED OPERATIONS

Loss from discontinued operations represents the net income or loss (revenue less expenses) from the operations of properties that were sold or held for sale and a subsidiary that we deconsolidated (Note 17).

2012 — For the year ended December 31, 2012, loss from discontinued operations was $16.6 million, primarily due to impairment charges of $12.5 million recorded on seven properties to reduce their carrying values to their expected selling prices (Note 11). In addition, the loss recognized during the year ended December 31, 2012 included a goodwill write-off of $3.2 million (Note 8) in connection with the sale of the properties we acquired in the Merger, a net loss on the sale of 14 other properties of $1.9 million which was offset by net gains generated from the operations of discontinued properties of $0.9 million.

2011 — For the year ended December 31, 2011, loss from discontinued operations was $12.9 million, primarily due to impairment charges of $11.8 million recorded on seven properties to reduce their carrying values to their expected selling prices and a net loss on the sale of seven properties totaling $3.4 million. This loss was partially offset by a $1.0 million gain recognized during the third quarter of 2011 on the deconsolidation of a subsidiary because we ceased to exercise control over the activities that most significantly impact its economic performance when a receiver took possession of the property and income generated from the operations of discontinued properties of $1.4 million.

2010 — For the year ended December 31, 2010, loss from discontinued operations was $8.9 million, primarily due to impairment charges recognized of $14.2 million. These charges were partially offset by income generated from the operations of these properties of $4.9 million and a net gain on the sales of these properties of $0.5 million.

NET INCOME FROM REAL ESTATE OWNERSHIP ATTRIBUTABLE TO W. P. CAREY

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, the resulting net income from real estate ownership attributable to W. P. Carey decreased by $41.4 million.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, the resulting net income from real estate ownership attributable to W. P. Carey common stockholders increased by $49.4 million.

FUNDS FROM OPERATIONS — AS ADJUSTED (AFFO)

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, AFFO from Real Estate Ownership increased by $56.8 million, primarily as a result of income earned from the properties we purchased from CPA®:14 in May 2011 in connection with the CPA®:14/16 Merger and those we acquired in the Merger, as well as income generated from our equity interests in the Managed REITs, primarily as a result of our $121.0 million incremental investment in CPA®:16 – Global in connection with the CPA®:14/16 Merger. AFFO is a non-GAAP measure that we use to evaluate our business. For a definition of AFFO and reconciliation to net income attributable to W. P. Carey, see Supplemental Financial Measures below.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, AFFO from Real Estate Ownership increased by $17.7 million, primarily as a result of the new investments that we entered into during 2011 and 2010, including the properties we purchased from CPA®:14 in May 2011 in connection with the CPA®:14/16 Merger, as well as increased income generated from our equity interests in the Managed REITs primarily due to our incremental investment in CPA®:16 – Global in connection with the CPA®:14/16 Merger.

Investment Management

	YEARS ENDED DECEMBER 31,					
(IN THOUSANDS)	2012	2011	CHANGE	2011	2010	CHANGE
Revenues						
Asset management revenue	**$ 56,666**	$ 66,808	$(10,142)	$ 66,808	$ 76,246	$ (9,438)
Structuring revenue	**48,355**	46,831	1,524	46,831	44,525	2,306
Incentive, termination and subordinated disposition revenue	**—**	52,515	(52,515)	52,515	—	52,515
Wholesaling revenue	**19,914**	11,664	8,250	11,664	11,096	568
Reimbursed costs from affiliates	**98,245**	64,829	33,416	64,829	60,023	4,806
	223,180	242,647	(19,467)	242,647	191,890	50,757
Operating Expenses						
General and administrative	**(105,061)**	(89,279)	(15,782)	(89,279)	(69,008)	(20,271)
Reimbursable costs	**(98,245)**	(64,829)	(33,416)	(64,829)	(60,023)	(4,806)
Depreciation and amortization	**(3,744)**	(3,464)	(280)	(3,464)	(4,652)	1,188
	(207,050)	(157,572)	(49,478)	(157,572)	(133,683)	(23,889)
Other Income and Expenses						
Other interest income	**1,085**	1,910	(825)	1,910	1,145	765
Other income and (expenses)	**195**	166	29	166	335	(169)
	1,280	2,076	(796)	2,076	1,480	596
Income from continuing operations before income taxes	**17,410**	87,151	(69,741)	87,151	59,687	27,464
Provision for income taxes	(2,771)	(34,971)	32,200	(34,971)	(23,660)	(11,311)
Net income from investment management	14,639	52,180	(37,541)	52,180	36,027	16,153
Add: Net loss attributable to noncontrolling interests	**2,638**	2,542	96	2,542	2,372	170
Less: Net income attributable to redeemable noncontrolling interest	**(40)**	(1,923)	1,883	(1,923)	(1,293)	(630)
Net income from investment management attributable to W. P. Carey	$ 17,237	$ 52,799	$(35,562)	$ 52,799	$ 37,106	$ 15,693

The following tables present other operating data that management finds useful in evaluating results of operations:

	AS OF DECEMBER 31, 2012	2011	2010
Total properties – Managed REITs[a]	**774**	865	830
Assets under management ($ millions)[a]	**7,870.8**	9,486.1	8,624.4
Cumulative funds raised – CPA®:17 – Global offerings ($ millions)[b]	**2,883.1**	1,955.9	1,389.3
Cumulative funds raised – CWI offering ($ millions)[c]	**159.6**	47.5	—

	FOR THE YEARS ENDED DECEMBER 31, 2012	2011	2010
Financings structured – Managed REITs ($ millions)	**669.5**	387.8	647.7
Consolidated investments structured – Managed REITs ($ millions)	**1,240.3**	944.9	1,039.7
Equity investments structured – Managed REITs ($ millions)	**32.6**	284.6	8.4
Funds raised – CPA®:17 – Global offerings ($ millions)[b]	**927.3**	584.5	591.8
Funds raised – CWI offering ($ millions)[c]	**112.1**	47.5	—

(a) Includes properties owned by CPA®:16 – Global and CPA®:17 – Global for all periods. Includes properties owned by CPA®:14 through the CPA®:14/16 Merger on May 2, 2011. Includes properties owned by CPA®:15 through the date of the Merger on September 28, 2012. Includes properties owned by CWI from the date of its first investment in May 2011.

(b) Reflects funds raised in the initial offering (commenced in late December 2007) and the follow-on offering (commenced April 7, 2011).

(c) Reflects funds raised in the initial offering. The initial offering commenced on March 3, 2011 once the minimum funds were raised.

ASSET MANAGEMENT REVENUE

We earn asset management revenue from the Managed REITs and, until the Merger, performance revenue from CPA®:15, based on the value of their real estate-related and lodging-related assets under management. This asset management revenue may increase or decrease depending upon (i) increases in the Managed REITs' asset bases as a result of new investments and; (ii) decreases in the Managed REITs' asset bases as a result of sales of investments; and (iii) increases or decreases in the appraised value of the real estate-related and lodging-related assets in the Managed REIT investment portfolios. We previously earned performance revenue from CPA®:14 and CPA®:16 – Global through the date of the CPA®:14/16 Merger and the related CPA®:16 – Global UPREIT Reorganization. Each CPA® REIT, as applicable, met its performance criteria for all periods presented. The availability of funds for new investments is substantially dependent on our ability to raise funds for investment by the Managed REITs.

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, asset management revenue decreased by $10.1 million. Combined asset management revenue from CPA®:14 and CPA®:16 – Global decreased by $8.5 million, primarily due to a change in our fee arrangement with CPA®:16 – Global under its umbrella partnership real estate investment trust ("UPREIT") structure in connection with the CPA®:14/16 Merger. As discussed in Note 4, immediately after the CPA®:14/16 Merger in May 2011, our asset management revenue from CPA®:16 – Global was reduced from 1% to 0.5% of the property value of the assets under management and instead we now receive a distribution of 10% of the Available Cash of CPA®:16 – Global's operating partnership, which we record as Income from equity investments in the Managed REITs within the Real Estate Ownership segment. Asset management revenue from CPA®:15 also decreased by $7.5 million during the year ended December 31, 2012 as a result of the Merger on September 28, 2012 and prior property sales. These decreases were partially offset by an increase in revenue of $5.5 million during the year ended December 31, 2012 from CPA®:17 – Global as a result of new investments that it entered into during 2011 and 2012.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, asset management revenue decreased by $9.4 million. Asset management decreased by $18.0 million, primarily due to recent property sales by the CPA® REITs and the change in our fee arrangement with CPA®:16 – Global under its new UPREIT structure after the CPA®:14/16 Merger. This decrease was partially offset by an increase in revenue of $8.4 million during 2011 from CPA®:17 – Global as a result of new investments that it entered into during 2010 and 2011.

STRUCTURING REVENUE

We earn structuring revenue when we structure investments and debt placement transactions for the Managed REITs. Structuring revenue is dependent on investment activity, which is subject to significant period-to-period variation.

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, structuring revenue increased by $1.5 million. We structured real estate investments on behalf of the Managed REITs totaling approximately $1.2 billion during 2012. The increase was due to the fee rates applicable to the types of transactions structured.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, structuring revenue increased by $2.3 million, primarily due to higher investment volume in 2011, partially offset by the lower rate of structuring revenue earned on the self-storage and hotel properties acquired on behalf of the Managed REITs in 2011 as compared to the rate for long-term net lease investments as described below. Structuring revenue for 2011 included $17.7 million related to a $395.5 million transaction in Italy on behalf of CPA®:17 – Global with a capitalization rate of approximately 8.0%. Also included in the 2011 investment activity were $169.3 million of self-storage properties acquired on behalf of CPA®:17 – Global, for which we earned structuring revenue of 1.75% of total equity invested and $75.9 million of hotel properties acquired on behalf of CWI, for which we earned structuring revenue of 2.5% of the total investment cost of the properties, compared to an average of 4.5% that we generally earn for structuring long-term net lease investments on behalf of the CPA® REITs. We also waived any structuring revenue due from CPA®:16 – Global under its advisory agreement with us in connection with its acquisition of assets from CPA®:14 in the CPA®:14/16 Merger.

INCENTIVE, TERMINATION AND SUBORDINATED DISPOSITION REVENUE

Incentive, termination and subordinated disposition revenue is generally earned in connection with events in which we provide liquidity or alternatives to the Managed REITs' stockholders. These events do not occur every year, although one occurred in each of 2011 and 2012. As described in Note 4, we waived the subordinated disposition fees that we would have been entitled to receive from CPA®:15 upon its liquidity event through the Merger pursuant to the terms of our advisory agreement with CPA®:15.

In connection with providing a liquidity event for CPA®:14 shareholders through the CPA®:14/16 Merger in May 2011, we earned termination revenue of $31.2 million and subordinated disposition revenue of $21.3 million, which we received in shares of CPA®:14 and cash, respectively. These CPA®:14 shares were subsequently converted to shares of CPA®:16 – Global in connection with the CPA®:14/16 Merger.

WHOLESALING REVENUE

We also earned a wholesaling fee of $0.15 per share sold in connection with CPA®:17 – Global's initial public offering through the termination of that offering on April 7, 2011. As discussed in Note 4, we earned a dealer manager fee of up to $0.35 per share sold in connection with CPA®:17 – Global's follow-on offering, which commenced on April 7, 2011 and terminated on January 31, 2013. We also earn a $0.30 dealer manager fee per share sold in connection with CWI's ongoing initial public offering. We also re-allow all or a portion of the dealer manager fees to selected dealers in the offerings. Dealer manager fees that are not re-allowed are classified as wholesaling revenue. Wholesaling revenue earned is generally offset by underwriting costs incurred in connection with the offerings, which are included in General and administrative expenses.

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, wholesaling revenue increased by $8.3 million, primarily due to increases in shares sold in connection with CPA®:17 – Global and CWI offerings in 2012 compared to the prior year.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, wholesaling revenue increased by $0.6 million, primarily due to shares sold in connection with CWI's initial public offering, for which the issuance of shares commenced on March 3, 2011, partially offset by a decrease in the number of shares sold related to CPA®:17 – Global's offerings.

REIMBURSED AND REIMBURSABLE COSTS

Reimbursed costs (revenue) from affiliates and reimbursable costs (expenses) represent costs incurred by us on behalf of the Managed REITs, consisting primarily of broker-dealer commissions and marketing and personnel costs, which are reimbursed by the Managed REITs. Revenue from reimbursed costs from affiliates is offset by corresponding charges to reimbursable costs.

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, reimbursed and reimbursable costs increased by $33.4 million, primarily due to an increase of $30.1 million in commissions paid to broker-dealers related to the CPA®:17 – Global and CWI offerings as a result of corresponding increases in funds raised. In addition, personnel costs reimbursed by the Managed REITs increased by $3.3 million, primarily as a result of an increase in CPA®:17 – Global's allocation base during 2012.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, reimbursed and reimbursable costs increased by $4.8 million, primarily due to $3.9 million of commissions paid to broker-dealers related to CWI's initial public offering and a $1.7 million increase in personnel costs reimbursed by the Managed REITs primarily as a result of increased headcount in 2011.

GENERAL AND ADMINISTRATIVE

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, general and administrative expenses increased by $15.8 million primarily due to an increase in compensation expense of $14.7 million and an increase of $5.4 million in underwriting costs related to the CPA®:17 – Global and CWI offerings. These increases were partially offset by a $5.8 million increase in cost reimbursements from the Managed REITs. Compensation costs increased $8.1 million due to an increase in stock-based compensation expense, which was primarily the result of awards issued during 2012 with higher fair values, and $4.1 million due to an increase in the number of personnel during 2012.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, general and administrative expenses increased by $20.3 million primarily due to increases in compensation-related costs of $15.0 million and professional fees of $2.9 million. Compensation-related costs were higher in 2011 due to several factors, including: an increase of $10.4 million in the amortization of stock-based compensation and an increase of $2.2 million in our expected bonus payout as a result of higher investment volumes in 2011. Stock-based compensation increased in 2011 as a result of changes in the expected vesting of performance share units ("PSUs") granted in 2009 and 2010 and an increase in the number of restricted share units ("RSUs") and PSUs awards issued to employees in 2011 in connection with entering into employment agreements with certain key employees during the year. Professional fees increased in 2011 primarily due to costs incurred in connection with exploring liquidity alternatives for certain of the CPA® REITs, including the CPA®:14/16 Merger.

PROVISION FOR INCOME TAXES

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, provision for income taxes decreased by $32.2 million, primarily due to (i) a deferred tax benefit of $4.0 recorded in 2012 as a result of expenses incurred in connection with the Merger; (ii) a deferred tax benefit of $3.8 million as a result of an increase in stock-based compensation expenses; (iii) a tax saving of $2.8 as a result of eliminating asset management revenue and performance revenue received from CPA®:15 in the fourth quarter of 2012; (iv) a tax saving of $2.4 as a result of replacing the performance revenue from CPA®:16 – Global with the distribution of Available Cash in the second quarter of 2011; (v) a tax saving of $1.1 million as a result of an increase in interest expense incurred on our credit facility; and (vi) $9.3 million of income taxes incurred during 2011 as a result of the $52.5 million incentive, termination and subordinated disposition income that we recognized in connection with the CPA®:14/16 Merger.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, provision for income taxes increased by $11.3 million, primarily due to $9.3 million of income taxes incurred during 2011 described above. Provision for income taxes also increased in 2011 as a result of increased volume of investments structured on behalf of the Managed REITs.

NET INCOME FROM INVESTMENT MANAGEMENT ATTRIBUTABLE TO W. P. CAREY

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, the resulting net income from investment management attributable to W. P. Carey decreased by $35.6 million.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, the resulting net income from investment management attributable to W. P. Carey increased by $15.7 million.

FUNDS FROM OPERATIONS — AS ADJUSTED (AFFO)

2012 vs. 2011 — For the year ended December 31, 2012 as compared to 2011, AFFO from our Investment Management segment decreased by $65.0 million, primarily as a result of the $52.5 million incentive, termination and subordinated disposition income recognized in connection with the CPA®:14/16 Merger in 2011, as well as performance fees for CPA®:14 and CPA®:16 – Global that were no longer received from CPA®:14 after the CPA®:14/16 Merger, or from CPA®:16 – Global after the CPA®:16 – Global UPREIT Reorganization, both of which occurred in May 2011 (Note 4), as this was replaced by the 10% distribution of Available Cash of CPA®:16 – Global's operating partnership, which is now recorded in the Real Estate Ownership segment, and the end of asset management fees and performance fees received from CPA®:15 after the Merger in September 2012. AFFO is a non-GAAP measure that we use to evaluate our business. For a definition of AFFO and reconciliation to net income attributable to W. P. Carey, see Supplemental Financial Measures below.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, AFFO from our Investment Management segment increased by $40.3 million, primarily as a result of the incentive, termination and subordinated disposition revenue that we recognized in connection with the CPA®:14/16 Merger in 2011.

FINANCIAL CONDITION

Sources and Uses of Cash During the Year

Our cash flows fluctuate period to period due to a number of factors, which may include, among other things, the nature and timing of receipts of transaction-related revenue, the timing of purchases and sales of real estate, the timing of the receipt of proceeds from, and the repayment of, non-recourse mortgage loans and receipt of lease revenue, the timing and characterization of distributions received from equity investments in real estate and the Managed REITs, the timing of certain payments, the receipt of the annual installment of deferred acquisition revenue and interest thereon in the first quarter from certain of the CPA® REITs, and changes in foreign currency exchange rates. Despite these fluctuations, we believe that we will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet our normal recurring short-term and long-term liquidity needs. We may also use existing cash resources, the proceeds of mortgage loans, unused capacity on our Revolver and the issuance of additional equity securities to meet these needs. We assess our ability to access capital on an ongoing basis. Our sources and uses of cash during the year are described below.

Operating Activities

Cash flow from operating activities increased by $0.5 million during 2012 as compared to 2011. Operating cash flow generated from the properties acquired from CPA®:15 was substantially offset by Merger-related expenses paid during 2012. Also contributing to a decrease in 2012 cash flow from operating activities as compared to 2011 was the subordinated disposition revenue from CPA®:14 upon completion of the CPA®:14/16 Merger received in cash in May 2011. Additionally, increases in cash distributions received from the operating partnerships of CPA®:16 – Global and CPA®:17 – Global were substantially offset by increases in the cash portion of general and administrative expenses.

In addition to cash flow from operating activities, we may use the following sources to fund distributions to stockholders: distributions received from equity investments in excess of equity income, net contributions from noncontrolling interests, borrowings under our Senior Credit Facility and existing cash resources.

Investing Activities

Our investing activities are generally comprised of real estate-related transactions (purchases and sales) and capitalized property-related costs. During 2012, we paid $152.4 million, representing the cash portion of the Merger Consideration, to CPA®:15 stockholders and acquired $178.9 million of cash in the Merger. We also made other investments and capital expenditures of $10.1 million, including the Walgreens transaction (Note 5). Cash inflows during 2012 included $46.3 million in distributions from equity investments in real estate and the Managed REITs in excess of cumulative equity income. We also received cash proceeds of $73.2 million from the sale of 15 properties. Funds totaling $47.0 million and $37.8 million were invested in and released from, respectively, lender-held investment accounts.

Financing Activities

We repaid $30.0 million on our Revolver prior to the Merger, and we then drew down $175.0 million on our Term Loan Facility and $40.0 million on our Revolver to fund the cash portion of the Merger Consideration and Merger-related costs. After the Merger, we repaid $250.2 million on our Revolver and drew down $85.0 million. We received $45.0 million in exchange for the issuance of shares of our common stock to an institutional investor. We received $6.6 million in connection with the issuance of stock to our employees pursuant to our share incentive plan and the Employee Share Purchase Plan ("ESPP"). We paid distributions to stockholders of $113.9 million and paid distributions of $7.3 million to, offset by contributions of $3.3 million from, affiliates who hold noncontrolling interests in various entities with us. We made scheduled mortgage principal payments of $55.0 million, offset by mortgage financing proceeds of $23.8 million. We also used $45.3 million to purchase shares of our common stock from the Estate Shareholders. We recognized windfall tax benefits of $10.2 million in connection with certain employees exercising their stock options and the vesting of PSUs and RSUs during 2012, which reduced our tax liability due to taxing authorities.

SUMMARY OF FINANCING

The table below summarizes our non-recourse debt and Senior Credit Facility (dollars in thousands):

	DECEMBER 31, 2012	2011
Balance[a]		
Fixed rate	**$1,322,168**	$258,886
Variable rate[b]	**646,229**	330,483
Total	**$1,968,397**	$589,369
Percent of Total Debt		
Fixed rate	**67%**	44%
Variable rate[b]	**33%**	56%
	100%	100%
Weighted-Average Interest Rate at End of Year		
Fixed rate	**5.6%**	5.6%
Variable rate[b] [c]	**3.4%**	4.6%

(a) The increase relates primarily to $1.4 billion of non-recourse mortgage debt related to properties acquired in the Merger and borrowings of $175.0 million on our Term Loan Facility.

(b) Variable-rate debt at December 31, 2012 included (i) $253.0 million outstanding under our Senior Credit Facility, which includes the $175.0 million outstanding under the Term Loan Facility, (ii) $251.5 million that has been effectively converted to fixed rates through interest rate swap and cap derivative instruments and (iii) $44.5 million in mortgage loan obligations that bore interest at fixed rates but have interest rate reset features that may change the interest rates to then-prevailing market fixed rates (subject to specified caps) at certain points during their term.

(c) The decrease was primarily due to a lower interest rate on our Senior Credit Facility, which was London inter-bank offered rate ("LIBOR") plus 2.0%, or 2.2%, at December 31, 2012, compared to a rate of 4.0% at December 31, 2011.

CASH RESOURCES

At December 31, 2012, our cash resources consisted of the following:

- Cash and cash equivalents totaling $123.9 million. Of this amount, $61.8 million, at then-current exchange rates, was held by foreign subsidiaries, but we could be subject to restrictions or significant costs should we decide to repatriate these amounts;
- Our Revolver, with unused capacity of $365.2 million, excluding amounts reserved for outstanding letters of credit. Our lender has issued letters of credit totaling $5.4 million on our behalf in connection with certain contractual obligations, which reduce amounts that may be drawn under the facility; and
- We also had unleveraged properties that had an aggregate carrying value of $55.4 million at December 31, 2012, although there can be no assurance that we would be able to obtain financing for these properties.

Our cash resources can be used for working capital needs and other commitments and may be used for future investments. We continue to evaluate fixed-rate financing options, such as obtaining non-recourse financing on our unleveraged properties. Any financing obtained may be used for working capital objectives and/or may be used to pay down existing debt balances.

Senior Credit Facility

Our Senior Credit Facility is more fully described in Note 12. A summary of our Senior Credit Facility is provided below:

	DECEMBER 31, 2012		DECEMBER 31, 2011	
(IN THOUSANDS)	OUTSTANDING BALANCE	MAXIMUM AVAILABLE	OUTSTANDING BALANCE	MAXIMUM AVAILABLE
Revolver	$ 78,000	$450,000	$233,160	$450,000
Term Loan Facility	175,000	175,000	—	—

In February 2012, we amended and restated our existing credit agreement to increase the maximum aggregate principal amount from $450.0 million to $625.0 million, which is comprised of a $450.0 million Revolver and a $175.0 million Term Loan Facility and, together with the Revolver, the Senior Credit Facility. The Term Loan Facility was available in a single draw for use solely to finance a portion of the Merger Consideration and related transaction costs and expenses. We drew down the full amount of the Term Loan Facility on September 28, 2012 in connection with the closing of the Merger. The Senior Credit Facility matures in December 2014, but may be extended by one year at our option, subject to the conditions provided in the Amended and Restated Credit Agreement. At our election, the principal amount available under the Senior Credit Facility may be increased by up to an additional $125.0 million, subject to the conditions provided in the Amended and Restated Credit

Agreement. The Senior Credit Facility also permits (i) up to $150.0 million to be borrowed in certain currencies other than the U.S. dollar, (ii) swing line loans of up to $35.0 million, and (iii) the issuance of letters of credit in an aggregate amount not to exceed $50.0 million.

The Senior Credit Facility provides for an annual interest rate, at our election, of either (i) the Eurocurrency Rate or (ii) the Base Rate, in each case plus the Applicable Rate (each as defined in the Amended and Restated Credit Agreement). Prior to us obtaining an Investment Grade Debt Rating (as defined in the Amended and Restated Credit Agreement), the Applicable Rate on Eurocurrency Rate loans and letters of credit ranges from 1.75% to 2.50% (based on LIBOR) and the Applicable Rate on Base Rate loans ranges from 0.75% to 1.50% (based on the "prime rate", defined in the Amended and Restated Credit Agreement as a rate of interest set by the Bank of America based upon various factors including Bank of America's costs and desired returns). After an Investment Grade Debt Rating has been obtained, the Applicable Rate on Eurocurrency Rate loans and letters of credit ranges from 1.10% to 2.00% and the Applicable Rate on Base Rate loans ranges from 0.10% to 1.00%. Swing line loans will bear interest at the Base Rate plus the Applicable Rate then in effect. In addition, prior to obtaining an Investment Grade Debt Rating, we pay a quarterly fee ranging from 0.3% to 0.4% of the unused portion of the line of credit, depending on our leverage ratio. After an Investment Grade Debt Rating has been obtained, we will pay a facility fee ranging from 0.2% to 0.4% of the total commitment. In connection with the amendments of the credit agreement, we incurred costs of $7.0 million, which are being amortized over the remaining term of the facility.

Availability under the Senior Credit Facility is dependent upon a number of factors, including the Unencumbered Property NOI, the Unencumbered Management EBITDA and the Total Unsecured Outstanding Indebtedness (each as defined in the Amended and Restated Credit Agreement). At December 31, 2012, availability under the Senior Credit Facility was $625.0 million, of which we had drawn $253.0 million, including $175.0 million under the Term Loan which we used to pay for the cash portion of the Merger Consideration (Note 3). At December 31, 2012, we paid interest on the Senior Credit Facility at an annual interest rate consisting of LIBOR plus 2.00%. In addition, as of December 31, 2012, our lenders had issued letters of credit totaling $5.4 million on our behalf in connection with certain contractual obligations, which reduce amounts that may be drawn under the Senior Credit Facility. The Revolver is currently expected to be utilized primarily for potential new investments; repayment of existing debt and general corporate purposes as well as for repurchases of our common stock from the Estate Shareholders (Note 4).

We are required to ensure that the total Restricted Payments (as defined in the Amended and Restated Credit Agreement) made in the current quarter, when added to the total for the three preceding fiscal quarters, does not exceed the greater of (i) 95% of Adjusted Funds from Operations (as defined in the Amended and Restated Credit Agreement) and (ii) the amount of Restricted Payments required in order for us to maintain our REIT status. Restricted Payments include quarterly dividends and the total amount of shares repurchased by us, if any, in excess of $50.0 million per year. In addition to placing limitations on dividend distributions and share repurchases, the Amended and Restated Credit Agreement stipulates six financial covenants that require us to maintain certain ratios and benchmarks at the end of each quarter.

We were in compliance with all of these covenants at December 31, 2012.

CASH REQUIREMENTS

During the next 12 months, we expect that cash payments will include paying distributions to our stockholders and to our affiliates who hold noncontrolling interests in entities we control and making scheduled mortgage loan principal payments, including mortgage balloon payments totaling $137.6 million, as well as other normal recurring operating expenses.

We expect to fund future investments, any capital expenditures on existing properties and scheduled debt maturities on non-recourse mortgage loans through cash generated from operations, the use of our cash reserves or unused amounts on our Revolver and equity or debt offerings.

On July 23, 2012, we entered into certain agreements with the Estate, as described in Note 4, including the Share Purchase Agreement, pursuant to which we remain conditionally obligated, through March 31, 2013, to purchase up to an aggregate amount of $40.0 million of our common stock pursuant to the Third Sale Option. We currently intend to draw on our Revolver to finance this Sale Option if the Estate decides to exercise it.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The table below summarizes our debt, off-balance sheet arrangements and other contractual obligations at December 31, 2012 and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands):

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Non-recourse debt — Principal[a]	$ 1,732,154	$174,648	$ 619,026	$213,222	$725,258
Senior Credit Facility — Principal[b]	253,000	—	253,000	—	—
Interest on borrowings[c]	426,133	92,915	136,385	85,867	110,966
Share Repurchase[d]	40,000	40,000	—	—	—
Operating and other lease commitments[e]	23,839	2,541	5,058	3,750	12,490
Property improvement commitments	7,491	7,491	—	—	—
	$2,482,617	$317,595	$1,013,469	$302,839	$848,714

(a) Excludes an unamortized discount of $16.8 million (Note 12).

(b) Our $625.0 million Senior Credit Facility is scheduled to mature in December 2014, unless extended pursuant to its terms. Amount in the table includes borrowings under our Revolver and $175.0 million outstanding under the Term Loan Facility.

(c) Interest on unhedged variable-rate debt obligations was calculated using the applicable annual variable interest rates and balances outstanding at December 31, 2012.

(d) Represents remaining commitment to repurchase our shares from the Estate at December 31, 2012 (Note 4).

(e) Operating and other lease commitments consist primarily of the future minimum rents payable on the lease for our principal offices. We are reimbursed by the Managed REITs for their share of the future minimum rents pursuant to their respective advisory agreements with us. These amounts are allocated among the entities based on gross revenues and are adjusted quarterly.

Amounts in the table above related to our foreign operations are based on the exchange rate of the local currencies at December 31, 2012, which consisted primarily of the euro. At December 31, 2012, we had no material capital lease obligations for which we were the lessee, either individually or in the aggregate.

Equity Method Investments

We have investments in unconsolidated investments that own single-tenant properties net leased to companies. Generally, the underlying investments are jointly-owned with our affiliates. Summarized financial information for these investments and our ownership interest in the investments at December 31, 2012 is presented below. Cash requirements with respect to our share of these debt obligations are discussed above under Cash Requirements. Summarized financial information provided represents the total amounts attributable to the investments and does not represent our proportionate share (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2012	TOTAL ASSETS	TOTAL THIRD-PARTY DEBT	MATURITY DATE
C1000 Logistiek Vastgoed B. V.[a] [b]	15%	$ 191,368	$ 93,187	3/2013
U. S. Airways Group, Inc.	75%	29,793	17,275	4/2014
The New York Times Company	18%	248,316	119,185	9/2014
Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH[a] [b]	33%	42,953	19,415	8/2015
Del Monte Corporation[a]	50%	12,791	10,896	8/2016
Consolidated Systems, Inc.	60%	16,292	11,001	11/2016
SaarOTEC[a] [b]	50%	6,270	9,027	12/2016 & 1/2017
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 2)[a] [b]	45%	425,913	328,737	4/2017
Advanced Micro Devices[a]	67%	84,146	55,154	1/2019
PETsMart, Inc.[a]	30%	25,988	19,585	9/2021
Wanbishi Archives Co. Ltd[c][d]	3%	50,942	30,264	3/2022
The Talaria Company (Hinckley)[a]	30%	49,976	26,870	6/2025
Builders FirstSource, Inc.[a]	40%	13,076	—	N/A
The Upper Deck Company[a]	50%	21,693	—	N/A
Schuler A.G.[b]	67%	67,058	—	N/A
		$1,286,575	$740,596	

(a) We acquired our interest in this investment in connection with the Merger (Note 3).

(b) Dollar amounts shown are based on the exchange rate of the euro at December 31, 2012.

(c) We acquired our interest in this investment in December 2012.

(d) Dollar amounts shown are based on the exchange rate of the Japanese yen at December 31, 2012.

Environmental Obligations

In connection with the purchase of many of our properties, we required the sellers to perform environmental reviews. We believe, based on the results of these reviews, that our properties were in substantial compliance with Federal, state, and foreign environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with leakage from underground storage tanks, surface spills or other on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, our leases generally require tenants to indemnify us from all liabilities and losses related to the leased properties and the provisions of such indemnifications specifically address environmental matters. The leases generally include provisions that allow for periodic environmental assessments, paid for by the tenant, and allow us to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of our leases allow us to require financial assurances from tenants, such as performance bonds or letters of credit, if the costs of remediating environmental conditions are, in our estimation, in excess of specified amounts. Accordingly, we believe that the ultimate resolution of environmental matters should not have a material adverse effect on our financial condition, liquidity or results of operations.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are described in Note 2. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

Purchase Price Allocation

In connection with our acquisition of properties, we allocate the purchase price to tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above- and below-market value of leases, and the value of in-place leases, at their relative estimated fair values.

Tangible Assets

We determine the value attributed to tangible assets and additional investments in equity interests by applying a discounted cash flow model that is intended to approximate both what a third party would pay to purchase the vacant property and rent at current estimated market rates at a selected capitalization rate. In applying the model, we assume that the disinterested party would sell the property at the end of an estimated market lease term. Assumptions used in the model are property-specific where this information is available; however, when certain necessary information is not available, we use available regional and property-type information. Assumptions and estimates include the following:

- a discount rate or internal rate of return;
- the marketing period necessary to put a lease in place;
- carrying costs during the marketing period;
- leasing commissions and tenant improvement allowances;
- market rents and growth factors of these rents; and
- a market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

The discount rates and residual capitalization rates used to value the properties are selected based on several factors, including:

- the creditworthiness of the lessees;
- industry surveys;
- property type;
- location and age;
- current lease rates relative to market lease rates; and
- anticipated lease duration.

In the case where a tenant has a purchase option deemed to be favorable to the tenant, or the tenant has long-term renewal options at rental rates below estimated market rental rates, the appraisal assumes the exercise of such purchase option or long-term renewal options in its determination of residual value.

Where a property is deemed to have excess land, the discounted cash flow analysis includes the estimated excess land value at the assumed expiration of the lease, based upon an analysis of comparable land sales or listings in the general market area of the property grown at estimated market growth rates through the year of lease expiration.

The remaining economic life of leased assets is estimated by relying in part upon third-party appraisals of the leased assets, industry standards and based on our experience. Different estimates of remaining economic life will affect the depreciation expense that is recorded.

Intangible Assets

When we acquire properties subject to net leases, we determine the value of above-market and below-market lease intangibles based on the difference between (i) the contractual rents to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or a similar property, both of which are measured over a period equal to the estimated lease term, which includes any renewal options with rental rates below estimated market rental rates. We discount the difference between the estimated market rent and contractual rent to a present value using an interest rate reflecting our current assessment of the risk associated with the lease acquired, which includes a consideration of the credit of the lessee. Estimates of market rent are generally determined by us relying in part upon a third-party appraisal obtained in connection with the property acquisition and can include estimates of market rent increase factors, which are generally provided in the appraisal or by local real estate brokers. We measure the fair value of below-market purchase option liabilities we acquire as the excess of the present value of the fair value of the real estate over the present value of the tenant's exercise price.

We evaluate the specific characteristics of each tenant's lease and any pre-existing relationship with each tenant in determining the value of in-place lease intangibles. To determine the value of in-place lease intangibles, we consider the following:

- estimated market rent;
- estimated lease term including renewal options at rental rates below estimated market rental rates;
- estimated carrying costs of the property during a hypothetical expected lease-up period; and
- current market conditions and costs to execute similar leases.

Estimated carrying costs of the property include real estate taxes, insurance, other property operating costs, and estimates of lost rentals at market rates during the market participants' expected lease-up periods, based on assessments of specific market conditions.

We determine these values using our estimates or by relying in part upon third-party appraisals conducted by independent appraisal firms.

Goodwill

In the case of a business combination, after identifying all tangible and intangible assets and liabilities, the excess consideration paid over the fair value of the assets and liabilities acquired and assumed, respectively, represents goodwill. We allocate goodwill to the respective reporting units in which such goodwill arose.

We evaluate goodwill on an annual basis. The goodwill recorded in our Investment reporting unit is evaluated in the fourth quarter of every year. In connection with the Merger, we recorded goodwill in our Real Estate Ownership reporting unit. Prior to the Merger, there was no goodwill recorded in our Real Estate Ownership reporting unit. We will evaluate the goodwill recorded in our Real Estate Ownership reporting unit in the second quarter of every year.

Impairments

We periodically assess whether there are any indicators that the value of our long-lived assets, including goodwill, may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant; or the rejection of a lease in a bankruptcy proceeding. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities and goodwill. Estimates and judgments used when evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets that we intend to hold and use in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property's asset group to the future net undiscounted cash flow that we expect the property's asset group will generate, including any estimated proceeds from the eventual sale of the property's asset group. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. We estimate market rents and residual values using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. As our investment objective is to hold properties on a long-term basis, holding periods used in the undiscounted cash flow analysis generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining our estimate of future cash flows. If the future net undiscounted cash flow of the property's asset group is less than the carrying value, the carrying value of the property's asset group is considered not recoverable. We then measure the impairment loss as the excess of the carrying value of the property's asset group over its estimated fair value. The property asset group's estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales.

Assets Held for Sale
We classify real estate assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we carry the investment at the lower of its current carrying value or as the expected sale price, less expected selling costs. We base the expected sale price on the contract and the expected selling costs on information provided by brokers and legal counsel. We then compare the asset's expected sales price, less expected selling costs to its carrying value, and if the expected sales price, less expected selling costs is less than the property's carrying value, we reduce the carrying value to the expected sales price, less expected selling costs. We will continue to review the initial impairment for subsequent changes in the expected sales price, and may recognize an additional impairment charge if warranted.

Direct Financing Leases
We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information and third-party estimates where available. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue.

When we enter into a contract to sell the real estate assets that are recorded as direct financing leases, we evaluate whether we believe it is probable that the disposition will occur. If we determine that the disposition is probable and therefore the asset's holding period is reduced, we record an allowance for credit losses to reflect the change in the estimate of the undiscounted future rents. Accordingly, the net investment balance is written down to fair value.

Equity Investments in Real Estate and the Managed REITs
We evaluate our equity investments in real estate and in the Managed REITs on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and to establish whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying investment's net assets by our ownership interest percentage. For our unconsolidated jointly-owned investments in real estate, we calculate the estimated fair value of the underlying investment's real estate or net investment in direct financing lease as described in Real Estate and Direct Financing Leases above. The fair value of the underlying investment's debt, if any, is calculated based on market interest rates and other market information. The fair value of the underlying investment's other financial assets and liabilities (excluding net investment in direct financing leases) have fair values that approximate their carrying values. For our investments in certain Managed REITs, we calculate the estimated fair value of our investment using the most recently published net asset value per share ("NAV") of each Managed REIT, which for CPA®:17 – Global and CWI, is deemed to be their initial public offering prices.

Goodwill
We evaluate goodwill for possible impairment at least annually or upon the occurrence of a triggering event using a two-step process. To identify any impairment, we first compare the estimated fair value of each of our reporting units with their respective carrying amount, including goodwill. We calculate the estimated fair value of the Investment Management reporting unit by applying a multiple, based on comparable companies, to earnings. For the Real Estate Ownership reporting unit, we calculate its estimated fair value by applying a multiple common to the real estate industry. The selection of the comparable companies and transactions to be used in our evaluation process could have a significant impact on the fair value of our reporting units and possible impairments. If the fair value of the reporting unit exceeds its carrying amount, we do not consider goodwill to be impaired and no further analysis is required. If the carrying amount of the reporting unit exceeds its estimated fair value, we then perform the second step to determine and measure the amount of the potential impairment charge.

For the second step, we compare the implied fair value of the goodwill for each reporting unit with its respective carrying amount and record an impairment charge equal to the excess of the carrying amount over the implied fair value. We determine the implied fair value of the goodwill by allocating the estimated fair value of the reporting unit to its assets and liabilities. The excess of the estimated fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of the goodwill.

We evaluate goodwill on an annual basis or upon the occurrence of a triggering event. Our annual impairment test for the goodwill recorded in our Investment reporting unit is evaluated in the fourth quarter of every year. As discussed in Note 3 in the accompanying consolidated financial statements, in connection with the Merger we recorded goodwill in our Real Estate Ownership reporting unit. Prior to the Merger, there was no goodwill recorded in our Real Estate Ownership reporting unit. We will evaluate the goodwill recorded in our Real Estate Ownership reporting unit in the second quarter of every year.

Proposed Accounting Changes

The following proposed accounting changes may potentially impact our Real Estate Ownership and Investment Management segments if the outcome has a significant influence on sale-leaseback demand in the marketplace:

The IASB and FASB have issued an Exposure Draft on a joint proposal that would dramatically transform lease accounting from the existing model. These changes would impact most companies but are particularly applicable to those that are significant users of real estate. The proposal outlines a completely new model for accounting by lessees, whereby their rights and obligations under substantially all leases, existing and new, would be capitalized and recorded on the balance sheet. For some companies, the new accounting guidance may influence whether or not, or the extent to which, they may enter into the type of sale-leaseback transactions in which we specialize. The FASB and IASB met during the third quarter of 2012 and voted to re-expose the proposed standard. A revised exposure draft for public comment is currently expected to be issued in 2013, with a final standard expected to be issued during 2014. The boards also reached decisions, which are tentative and subject to change, on a single lessor accounting model and the accounting for variable lease payments, along with several presentation and disclosure issues. As of the date of this Report, the proposed guidance has not yet been finalized, and as such we are unable to determine whether this proposal will have a material impact on our business.

Supplemental Financial Measures

In the real estate industry, analysts and investors employ certain non-GAAP supplemental financial measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we employ the use of supplemental non-GAAP measures, which are uniquely defined by our management. We believe that these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of these non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures are provided below.

Funds from Operations — as Adjusted

Funds from Operations ("FFO") is a non-GAAP measure defined by the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT defines FFO as net income or loss (as computed in accordance with GAAP) excluding: depreciation and amortization expense from real estate assets, impairment charges on real estate, gains or losses from sales of depreciated real estate assets and extraordinary items; however, FFO related to assets held for sale, sold or otherwise transferred and included in the results of discontinued operations are included. These adjustments also incorporate the pro rata share of unconsolidated subsidiaries. FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers. Although NAREIT has published this definition of FFO, companies often modify this definition as they seek to provide financial measures that meaningfully reflect their distinctive operations.

We modify the NAREIT computation of FFO to include other adjustments to GAAP net income to adjust for certain non-cash charges such as amortization of real estate-related intangibles, deferred income tax benefits and expenses, straight-line rents, stock compensation, gains or losses from extinguishment of debt and deconsolidation of subsidiaries and unrealized foreign currency exchange gains and losses. Additionally, we exclude expenses related to the Merger which are considered non-recurring, and realized gains/losses on foreign exchange and derivatives, which are not considered fundamental attributes of our business plan and do not affect our overall long-term operating performance. We refer to our modified definition of FFO as AFFO. We exclude these items from GAAP net income as they are not the primary drivers in our decision making process. Our assessment of our operations is focused on long-term sustainability and not on such non-cash items, which may cause short-term fluctuations in net income but have no impact on cash flows, and we therefore use AFFO as one measure of our operating performance when we formulate corporate goals, evaluate the effectiveness of our strategies, and determine executive compensation.

We believe that AFFO is a useful supplemental measure for investors to consider because it will help them to better assess the sustainability of our operating performance without the potentially distorting impact of these short-term fluctuations. However, there are limits on the usefulness of AFFO to investors. For example, impairment charges and unrealized foreign currency losses that we exclude may become actual realized losses upon the ultimate disposition of the properties in the form of lower cash proceeds or other considerations. We use our FFO and AFFO measures as supplemental financial measures of operating performance. We do not use our FFO and AFFO measures as, nor should they be considered to be, alternatives to net earnings computed under GAAP or as alternatives to cash from operating activities computed under GAAP or as indicators of our ability to fund our cash needs.

FFO and AFFO were as follows:

	YEARS ENDED DECEMBER 31,		
(IN THOUSANDS)	2012	2011	2010
Real Estate Ownership			
Net income from real estate ownership attributable to W. P. Carey[a]	**$ 44,895**	$ 86,280	$ 36,866
Adjustments:			
Depreciation and amortization of real property	**45,982**	25,324	19,022
Impairment charges	**22,962**	10,473	15,381
Loss (gain) on sale of real estate, net	**2,676**	3,391	(460)
Proportionate share of adjustments to equity in net income of partially-owned entities to arrive at FFO:			
Depreciation and amortization of real property	**5,545**	5,257	6,477
Impairment charges	**—**	1,090	1,394
(Gain) loss on sale of real estate, net	**(15,233)**	34	(38)
Proportionate share of adjustments for noncontrolling interests to arrive at FFO	**(5,504)**	(1,984)	(727)
Total adjustments	**56,428**	43,585	41,049
FFO – as defined by NAREIT	**101,323**	129,865	77,915
Adjustments:			
Gain on change in control of interests[b][c]	**(20,734)**	(27,859)	—
Gain on deconsolidation of a subsidiary	**—**	(1,008)	—
Other (gains) losses, net	**(2)**	25	(755)
Other depreciation, amortization and non-cash charges	**(1,662)**	176	(1,027)
Stock-based compensation	**211**	220	93
Deferred tax expense	**(2,745)**	(3,184)	—
Realized losses on foreign currency, derivatives and other[d]	**828**	—	—
Amortization of deferred financing costs	**1,843**	—	—
Straight-line and other rent adjustments	**(4,446)**	(4,255)	295
Above-market rent intangible lease amortization, net[d]	**7,696**	—	—
Merger expenses[e]	**41,338**	—	—
Proportionate share of adjustments to equity in net income of partially-owned entities to arrive at AFFO:			
Other depreciation, amortization and non-cash charges	**624**	—	25
Straight-line rent and other rent adjustments	**(1,468)**	(1,641)	(2,260)
Above-market rent intangible lease amortization, net	**163**	—	—
AFFO adjustments to equity earnings from equity investments	**37,234**	10,137	10,696
Proportionate share of adjustments for noncontrolling interests to arrive at AFFO	**(692)**	272	116
Total adjustments	58,188	(27,117)	7,183
AFFO – Real Estate Ownership	**$159,511**	**$102,748**	**$85,098**

(IN THOUSANDS)	2012	YEARS ENDED DECEMBER 31, 2011	2010
Investment Management			
Net income from investment management attributable to W. P. Carey[a]	**$ 17,237**	$ 52,799	$ 37,106
FFO – as defined by NAREIT	**17,237**	52,799	37,106
Adjustments:			
Other depreciation, amortization and other non-cash charges	**961**	3,791	6,389
Stock-based compensation	**25,841**	17,496	6,989
Deferred tax expense	**(24,055)**	12,019	(4,712)
Realized gains on foreign currency, derivatives and other[d]	**(61)**	—	—
Amortization of deferred financing costs[d]	**1,197**	—	—
Total adjustments	**3,883**	33,306	8,666
AFFO – Investment Management	**$ 21,120**	**$ 86,105**	**$ 45,772**
Total Company			
FFO – as defined by NAREIT	**$118,560**	**$182,664**	**$115,021**
AFFO	**$180,631**	**$188,853**	**$130,870**

(a) Effective April 1, 2012, we include cash distributions and deferred revenue received and earned from the operating partnerships of CPA®:16 – Global, CPA®:17 – Global and CWI in our Real Estate Ownership segment. Results of operations for the prior year periods have been reclassified to conform to the current period presentation.

(b) Gain on change in control of interests for the year ended December 31, 2011 represents gain recognized on purchase of the remaining interests in two investments from CPA®:14 (Note 4), which we had previously accounted for under the equity method. In connection with purchasing these properties, we recognized a net gain of $27.9 million during the year ended December 31, 2011 to adjust the carrying value of our existing interests in these investments to their estimated fair values.

(c) Gain on change in control of interests for the year ended December 31, 2012 represents a gain of $14.6 million recognized on our previously held interest in shares of CPA®:15 common stock, and a gain of $6.1 million recognized on the purchase of the remaining interests in five investments from CPA®:15, which we had previously accounted for under the equity method. We recognized a net gain of $20.7 million to adjust the carrying value of our existing interests in these investments to their estimated fair values.

(d) These adjustments were not significant prior to the Merger, therefore, they were not included in the calculation of AFFO in 2011 and 2010.

(e) Amount included $31.7 million of general and administrative expenses and $9.6 million of income tax expenses incurred in connection with the Merger.

While we believe that FFO and AFFO are important supplemental measures, they should not be considered as alternatives to net income as an indication of a company's operating performance. These non-GAAP measures should be used in conjunction with net income as defined by GAAP. FFO and AFFO, or similarly titled measures disclosed by other real estate investment trusts, may not be comparable to our FFO and AFFO measures.

Quantitative and Qualitative Disclosures About Market Risk

MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks to which we are exposed are interest rate risk and foreign currency exchange risk. We are also exposed to further market risk as a result of concentrations of tenants in certain industries and/or geographic regions. Adverse market factors can affect the ability of tenants in a particular industry/region to meet their respective lease obligations. In order to manage this risk, we view our collective tenant roster as a portfolio, and in our investment decisions we attempt to diversify our portfolio so that we are not overexposed to a particular industry or geographic region.

Generally, we do not use derivative instruments to hedge credit/market risks or for speculative purposes. However, from time to time, we may enter into foreign currency forward contracts to hedge our foreign currency cash flow exposures.

INTEREST RATE RISK

The value of our real estate and related fixed rate debt obligations is subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of our owned and managed assets to decrease, which would create lower revenues from managed assets and lower investment performance for the managed funds. Increases in interest rates may also have an impact on the credit profile of certain tenants.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain non-recourse mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our joint investment partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with lenders that effectively convert the variable-rate debt service obligations of the loan to a fixed rate or limit the underlying interest rate from exceeding a specified strike rate, respectively. Interest rate swaps are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period, and interest rate caps limit the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate swaps and caps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. The notional, or face, amount on which the swaps or caps are based is not exchanged. Our objective in using these derivatives is to limit our exposure to interest rate movements. At December 31, 2012, we estimate that the net fair value of our interest rate swaps and caps, which are included in Other assets, net and Accounts payable, accrued expenses and other liabilities in the consolidated financial statements, was in a liability position of $22.5 million.

At December 31, 2012, a significant portion (approximately 87%) of our long-term debt either bore interest at fixed rates, was swapped or capped to a fixed rate, or bore interest at fixed rates that were scheduled to convert to then-prevailing market fixed rates at certain future points during their term. The annual interest rates on our fixed-rate debt at December 31, 2012 ranged from 2.7% to 10.0%. The annual interest rates on our variable-rate debt at December 31, 2012 ranged from 1.2% to 7.6%. Our debt obligations are more fully described under Financial Condition in Item 7 above. The following table presents principal cash flows based upon expected maturity dates of our debt obligations outstanding at December 31, 2012 (in thousands):

	2013	2014	2015	2016	2017	THEREAFTER	TOTAL	FAIR VALUE
Fixed-rate debt	$138,988	$286,304	$229,751	$80,194	$116,453	$470,478	$1,322,168	$1,332,881
Variable-rate debt	$ 35,659	$345,042	$ 10,929	$ 7,029	$ 9,547	$238,023	$ 646,229	$ 648,104

The estimated fair value of our fixed-rate debt and our variable-rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swaps or that has been subject to interest rate caps is affected by changes in interest rates. A decrease or increase in interest rates of 1% would change the estimated fair value of this debt at December 31, 2012 by an aggregate increase of $50.9 million or an aggregate decrease of $53.5 million, respectively. Annual interest expense on our unhedged variable-rate debt that does not bear interest at fixed-rates at December 31, 2012 would increase or decrease by $2.6 million for each respective 1% change in annual interest rates. As more fully described under Financial Condition — Summary of Financing in Item 7 above, a portion of the debt classified as variable-rate debt in the tables above bore interest at fixed rates at December 31, 2012 but has interest rate reset features that will change the fixed interest rates to then-prevailing market fixed rates at certain points during their term. Such debt is generally not subject to short-term fluctuations in interest rates.

FOREIGN CURRENCY EXCHANGE RATE RISK

We own investments in the European Union and as a result are subject to risk from the effects of exchange rate movements in various foreign currencies, primarily the euro, which may affect future costs and cash flows. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency. This reduces our overall exposure to the equity that we have invested and the equity portion of our cash flow. We are generally a net receiver of these currencies (we receive more cash than we pay out), and therefore our foreign operations benefit from a weaker U.S. dollar, and are adversely affected by a stronger U.S. dollar, relative to the foreign currency. For the year ended December 31, 2012, we recognized net realized loss and unrealized foreign currency transaction gain of $0.6 million and $1.2 million, respectively. These losses are included in Other income and (expenses) in the consolidated financial statements and were primarily due to changes in the value of the euro on accrued interest receivable on notes receivable from consolidated subsidiaries.

We enter into foreign currency forward contracts to hedge certain of our foreign currency cash flow exposures. A foreign currency forward contract is a commitment to deliver a certain amount of foreign currency at a certain price on a specific date in the future. The net estimated fair value of our foreign currency forward contracts, which are included in Accounts payable, accrued expenses and other liabilities in the consolidated financial statements, was in a net liability position of $2.1 million at December 31, 2012. We obtain non-recourse mortgage financing in the local currency in order to mitigate our exposure to changes in foreign currency exchange rates. To the extent that currency fluctuations increase or decrease rental revenues as translated to U.S. dollars, the change in debt service, as translated to U.S. dollars, will partially offset the effect of fluctuations in revenue and, to some extent, mitigate the risk from changes in foreign currency exchange rates.

Scheduled future minimum rents, exclusive of renewals, under non-cancelable operating leases, for our consolidated foreign operations as of December 31, 2012, during each of the next five years and thereafter, are as follows (in thousands):

LEASE REVENUES[(a)]	2013	2014	2015	2016	2017	THEREAFTER	TOTAL
Euro	$ 83,329	$83,379	$70,642	$58,139	$48,726	$367,485	$711,700
British pound sterling	1,440	1,575	1,575	1,575	1,575	31,794	39,534
	$84,769	$84,954	$72,217	$59,714	$50,301	$399,279	$751,234

Scheduled debt service payments (principal and interest) for mortgage notes payable for our consolidated foreign operations as of December 31, 2012 during each of the next five years and thereafter, are as follows (in thousands):

DEBT SERVICE[(a) (b)]	2013	2014	2015	2016	2017	THEREAFTER	TOTAL
Euro[(c)]	$72,065	$191,167	$177,617	$27,715	$13,699	$221,847	$704,110
British pound sterling[(d)]	752	824	11,065	—	—	—	12,641
	$72,817	$191,991	$188,682	$27,715	$13,699	$221,847	$716,751

(a) Amounts are based on the applicable exchange rates at December 31, 2012. Contractual rents and debt obligations are denominated in the functional currency of the country of each property.

(b) Interest on unhedged variable-rate debt obligations was calculated using the applicable annual interest rates and balances outstanding at December 31, 2012.

(c) We estimate that for a 1% increase or decrease in the exchange rate between the euro and the U.S. dollar, there would be a corresponding change in the projected property level cash flow at December 31, 2012 of $0.1 million.

(d) We estimate that for a 1% increase or decrease in the exchange rate between the British pound sterling and the U.S. dollar, there would be a corresponding change the projected property level cash flow at December 31, 2012 of $0.3 million.

As a result of scheduled balloon payments on our international non-recourse mortgage loans, projected debt service obligations exceed projected lease revenues in 2014 and 2015. In 2014 and 2015, balloon payments totaling $147.8 million and $164.1 million, respectively, are due in each year on five non-recourse mortgage loans that are collateralized by properties that we own with affiliates. We currently anticipate that, by their respective due dates, we will have refinanced certain of these loans, but there can be no assurance that we will be able to do so on favorable terms, if at all. If that has not occurred, we would expect to use our cash resources, including unused capacity on our Revolver, to make these payments, if necessary.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of W. P. Carey Inc.:

In our opinion, the accompanying the consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of W. P. Carey Inc. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing on page 106 of the 2012 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



February 26, 2013

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	DECEMBER 31, 2012	2011
Assets		
Investments in real estate:		
Real estate, at cost (inclusive of amounts attributable to consolidated variable interest entities ("VIEs") of $78,745 and $41,032, respectively)	**$2,331,613**	$ 646,482
Operating real estate, at cost (inclusive of amounts attributable to consolidated VIEs of $0 and $26,318, respectively)	**99,703**	109,875
Accumulated depreciation (inclusive of amounts attributable to consolidated VIEs of $16,110 and $22,350, respectively)	**(136,068)**	(135,175)
Net investments in properties	**2,295,248**	621,182
Real estate under construction	**2,875**	—
Net investments in direct financing leases (inclusive of amounts attributable to consolidated VIEs of $23,921 and $0, respectively)	**376,005**	58,000
Assets held for sale	**1,445**	—
Equity investments in real estate and the Managed REITs	**565,626**	538,749
Net investments in real estate	**3,241,199**	1,217,931
Cash (inclusive of amounts attributable to consolidated VIEs of $17 and $230, respectively)	**123,904**	29,297
Due from affiliates	**36,002**	38,369
Goodwill	**329,132**	63,607
In-place lease, net (inclusive of amounts attributable to consolidated VIEs of $3,823 and $0, respectively)	**447,278**	44,578
Above-market rent, net (inclusive of amounts attributable to consolidated VIEs of $2,773 and $0, respectively)	**279,885**	4,822
Other intangible assets, net (inclusive of amounts attributable to consolidated VIEs of $297 and $0, respectively)	**10,200**	12,950
Other assets, net (inclusive of amounts attributable to consolidated VIEs of $4,232 and $2,773, respectively)	**141,442**	51,069
Total assets	**$4,609,042**	**$1,462,623**
Liabilities and Equity		
Liabilities:		
Non-recourse debt (inclusive of amounts attributable to consolidated VIEs of $30,326 and $14,261, respectively)	**$1,715,397**	$ 356,209
Senior credit facility	**253,000**	233,160
Accounts payable, accrued expenses and other liabilities (inclusive of amounts attributable to consolidated VIEs of $7,659 and $1,651, respectively)	**265,132**	82,055
Income taxes, net	**24,959**	44,783
Distributions payable	**45,700**	22,314
Total liabilities	**2,304,188**	738,521
Redeemable noncontrolling interest	**7,531**	7,700
Redeemable securities - related party (Note 4)	**40,000**	—
Commitments and contingencies (Note 13)		

Consolidated Balance Sheets *(Continued)*

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	DECEMBER 31, 2012	2011
Equity:		
W. P. Carey stockholders' equity:		
Listed shares of W. P. Carey & Co. LLC, no par value, 100,000,000 shares authorized; 0 and 39,729,018 shares issued and outstanding, respectively	**—**	—
Common stock of W. P. Carey Inc., $0.001 par value, 450,000,000 shares authorized; 68,901,933 and 0 shares issued and outstanding, respectively	**69**	—
Preferred stock of W. P. Carey Inc., $0.001 par value, 50,000,000 shares authorized; None issued	**—**	—
Additional paid-in capital	**2,175,820**	779,071
Distributions in excess of accumulated earnings	**(172,182)**	(95,046)
Deferred compensation obligation	**8,358**	7,063
Accumulated other comprehensive loss	**(4,649)**	(8,507)
Less, treasury stock at cost, 416,408 and 0 shares, respectively	**(20,270)**	—
Total W. P. Carey stockholders' equity	**1,987,146**	682,581
Noncontrolling interests	**270,177**	33,821
Total equity	**2,257,323**	716,402
Total liabilities and equity	**$4,609,042**	$1,462,623

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	YEARS ENDED DECEMBER 31, 2012	2011	2010
Revenues			
Lease revenues:			
Rental income	**$ 108,707**	$ 52,360	$ 41,940
Interest income from direct financing leases	**15,796**	10,278	9,542
Total lease revenues	**124,503**	62,638	51,482
Asset management revenue from affiliates	**56,666**	66,808	76,246
Structuring revenue from affiliates	**48,355**	46,831	44,525
Incentive, termination and subordinated disposition revenue from affiliates	—	52,515	—
Wholesaling revenue	**19,914**	11,664	11,096
Reimbursed costs from affiliates	**98,245**	64,829	60,023
Other real estate income	**26,312**	22,499	17,273
	373,995	327,784	260,645
Operating Expenses			
General and administrative	**(144,809)**	(93,733)	(73,427)
Reimbursable costs	**(98,245)**	(64,829)	(60,023)
Depreciation and amortization	**(48,790)**	(24,347)	(18,309)
Property expenses	**(13,041)**	(10,145)	(8,009)
Other real estate expenses	**(9,850)**	(10,784)	(8,121)
Impairment charges	**(10,467)**	1,365	(1,140)
	(325,202)	(202,473)	(169,029)
Other Income and Expenses			
Other interest income	**1,396**	2,001	1,269
Income from equity investments in real estate and the Managed REITs	**62,392**	51,228	30,992
Gain on change in control of interests	**20,744**	27,859	781
Other income and (expenses)	**3,402**	4,578	627
Interest expense	**(50,573)**	(21,770)	(15,636)
	37,361	63,896	18,033
Income from continuing operations before income taxes	**86,154**	189,207	109,649
Provision for income taxes	**(6,783)**	(37,214)	(25,814)
Income from continuing operations	**79,371**	151,993	83,835
Discontinued Operations			
Income from operations of discontinued properties	**922**	1,366	4,897
Gain on deconsolidation of a subsidiary	—	1,008	—
(Loss) gain on sale of real estate	**(5,019)**	(3,391)	460
Impairment charges	**(12,495)**	(11,838)	(14,241)
Loss from discontinued operations, net of tax	**(16,592)**	(12,855)	(8,884)
Net Income	**62,779**	139,138	74,951
Net (income) loss attributable to noncontrolling interests	**(607)**	1,864	314
Less: Net income attributable to redeemable noncontrolling interest	**(40)**	(1,923)	(1,293)
Net income attributable to W. P. Carey	**$ 62,132**	$ 139,079	$ 73,972

Consolidated Statements of Income *(Continued)*

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	YEARS ENDED DECEMBER 31, 2012	2011	2010
Basic Earnings Per Share			
Income from continuing operations attributable to W. P. Carey	**$ 1.65**	$ 3.76	$ 2.08
Loss from discontinued operations attributable to W. P. Carey	**(0.35)**	(0.32)	(0.22)
Net income attributable to W. P. Carey	**$1.30**	$ 3.44	$ 1.86
Diluted Earnings Per Share			
Income from continuing operations attributable to W. P. Carey	**$1.62**	$ 3.74	$ 2.08
Loss from discontinued operations attributable to W. P. Carey	**(0.34)**	(0.32)	(0.22)
Net income attributable to W. P. Carey	**$ 1.28**	$ 3.42	$ 1.86
Weighted Average Shares Outstanding			
Basic	**47,389,460**	39,819,475	39,514,746
Diluted	**48,078,474**	40,098,095	40,007,894
Amounts Attributable to W. P. Carey			
Income from continuing operations, net of tax	**$ 78,724**	$151,934	$82,856
Loss from discontinued operations, net of tax	**(16,592)**	(12,855)	(8,884)
Net income attributable to W. P. Carey	$ 62,132	$139,079	$73,972

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2012	2011	2010
Net Income	**$ 62,779**	**$139,138**	**$74,951**
Other Comprehensive Income (Loss)			
Foreign currency translation adjustments	**7,809**	(1,796)	(1,227)
Unrealized loss on derivative instruments	**(2,262)**	(3,588)	(757)
Change in unrealized (depreciation) appreciation on marketable securities	**(7)**	(11)	6
	5,540	(5,395)	(1,978)
Comprehensive income	**68,319**	133,743	72,973
Amounts Attributable to Noncontrolling Interests			
Net (income) loss	**(607)**	1,864	314
Foreign currency translation adjustments	**(1,676)**	346	(816)
Comprehensive (income) loss attributable to noncontrolling interests	**(2,283)**	2,210	(502)
Amounts Attributable to Redeemable Noncontrolling Interest			
Net income	**(40)**	(1,923)	(1,293)
Foreign currency translation adjustments	**(6)**	5	12
Comprehensive income attributable to redeemable noncontrolling interest	**(46)**	(1,918)	(1,281)
Comprehensive income attributable to W. P. Carey	**$ 65,990**	**$134,035**	**$71,190**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Equity

Years Ended December 31, 2012, 2011 and 2010

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	W. P. CAREY STOCKHOLDERS										
	COMMON STOCK										
	NO PAR VALUE	$0.001 PAR VALUE									
	SHARES	SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL	DISTRIBUTIONS IN EXCESS OF ACCUMULATED EARNINGS	DEFERRED COMPENSATION OBLIGATION	ACCUMULATED OTHER COMPREHENSIVE LOSS	TREASURY STOCK	TOTAL W. P. CAREY STOCKHOLDERS	NONCONTROLLING INTERESTS	TOTAL
Balance at January 1, 2010	39,204,605	—	$ —	$754,507	$(138,442)	$10,249	$ (681)	$ —	$ 625,633	$ 6,775	$ 632,408
Cash proceeds on issuance of shares, net	196,802	—	—	3,724	—	—	—	—	3,724	—	3,724
Grants issued in connection with services rendered	—	—	—	—	—	450	—	—	450	—	450
Shares issued under share incentive plans	368,012	—	—	—	—	—	—	—	—	—	—
Contributions	—	—	—	—	—	—	—	—	—	14,261	14,261
Forfeitures of shares	(47,214)	—	—	(1,517)	—	—	—	—	(1,517)	—	(1,517)
Distributions declared ($2.03 per share)	—	—	—	—	(81,299)	—	—	—	(81,299)	—	(81,299)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(3,305)	(3,305)
Windfall tax benefits – share incentive plans	—	—	—	2,354	—	—	—	—	2,354	—	2,354
Stock-based compensation expense	—	—	—	8,149	—	(188)	—	—	7,961	—	7,961
Repurchase and retirement of shares	(267,358)	—	—	(2,317)	—	—	—	—	(2,317)	—	(2,317)
Redemption value adjustment	—	—	—	471	—	—	—	—	471	—	471
Tax impact of purchase of W. P. Carey International LLC interest	—	—	—	(1,637)	—	—	—	—	(1,637)	—	(1,637)
Reclassification of the third-party interest in Carey Storage	—	—	—	—	—	—	—	—	—	22,402	22,402
Net income	—	—	—	—	73,972	—	—	—	73,972	(314)	73,658
Other comprehensive loss:											
Foreign currency translation adjustments	—	—	—	—	—	—	(2,031)	—	(2,031)	642	(1,389)
Unrealized loss on derivative instruments	—	—	—	—	—	—	(757)	—	(757)	—	(757)
Change in unrealized appreciation on marketable securities	—	—	—	—	—	—	6	—	6	—	6
Balance at December 31, 2010	39,454,847	—	—	763,734	(145,769)	10,511	(3,463)	—	625,013	40,461	665,474
Cash proceeds on issuance of shares, net	45,674	—	—	1,488	—	—	—	—	1,488	—	1,488
Grants issued in connection with services rendered	5,285	—	—	—	—	700	—	—	700	—	700
Shares issued under share incentive plans	576,148	—	—	—	—	—	—	—	—	—	—
Contributions	—	—	—	—	—	—	—	—	—	3,223	3,223
Forfeitures of shares	(3,562)	—	—	(274)	—	—	—	—	(274)	—	(274)
Distributions declared ($2.19 per share)	—	—	—	—	(88,356)	301	—	—	(88,055)	—	(88,055)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(6,000)	(6,000)
Windfall tax benefits – share incentive plans	—	—	—	2,569	—	—	—	—	2,569	—	2,569
Stock-based compensation expense	—	—	—	21,739	—	(4,449)	—	—	17,290	—	17,290
Repurchase and retirement of shares	(349,374)	—	—	(4,761)	—	—	—	—	(4,761)	—	(4,761)
Redemption value adjustment	—	—	—	455	—	—	—	—	455	—	455
Purchase of noncontrolling interest	—	—	—	(5,879)	—	—	—	—	(5,879)	(1,612)	(7,491)
Net income	—	—	—	—	139,079	—	—	—	139,079	(1,864)	137,215
Other comprehensive loss:											
Foreign currency translation adjustments	—	—	—	—	—	—	(1,445)	—	(1,445)	(387)	(1,832)
Unrealized loss on derivative instruments	—	—	—	—	—	—	(3,588)	—	(3,588)	—	(3,588)
Change in unrealized depreciation on marketable securities	—	—	—	—	—	—	(11)	—	(11)	—	(11)
Balance at December 31, 2011	39,729,018	—	—	779,071	(95,046)	7,063	(8,507)	—	682,581	33,821	716,402

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	W. P. CAREY STOCKHOLDERS										
	COMMON STOCK										
	NO PAR VALUE	$0.001 PAR VALUE		ADDITIONAL PAID-IN CAPITAL	DISTRIBUTIONS IN EXCESS OF ACCUMULATED EARNINGS	DEFERRED COMPENSATION OBLIGATION	ACCUMULATED OTHER COMPREHENSIVE LOSS	TREASURY STOCK	TOTAL W. P. CAREY STOCKHOLDERS	NONCONTROLLING INTERESTS	TOTAL
	SHARES	SHARES	AMOUNT								
Balance at January 1, 2012	39,729,018	—	$—	$ 779,071	$ (95,046)	$ 7,063	$(8,507)	$ —	$ 682,581	$ 33,821	$ 716.402
Exchange of shares of W. P. Carey & Co. LLC for shares of W. P. Carey Inc. in connection with the Merger	(39,834,827)	39,834,827	40	(40)	—	—	—	—	—	—	—
Shares issued to stockholders of CPA®:15 in connection with the Merger	—	28,170,643	28	1,380,333	—	—	—	—	1,380,361	—	1,380,361
Purchase of noncontrolling interests in connection with the Merger	—	—	—	(154)	—	—	—	—	(154)	237,513	237,359
Reclassification of Estate Shareholders shares	—	—	—	(40,000)	—	—	—	—	(40,000)	—	(40,000)
Cash proceeds on issuance of shares, net	30,993	13,768	—	1,553	—	—	—	—	1,553	—	1,553
Cash proceeds on issuance of shares to third party	—	937,500	1	44,999	—	—	—	—	45,000	—	45,000
Grants issued in connection with services rendered	427,425	3,822	—	—	—	—	—	—	—	—	—
Shares issued under share incentive plans	238,728	27,044	—	646	—	—	—	—	646	—	646
Contributions	—	—	—	—	—	—	—	—	—	3,291	3,291
Forfeitures of shares	(29,919)	—	—	—	—	—	—	—	—	—	—
Windfall tax benefits – share incentive plans	—	—	—	10,185	—	—	—	—	10,185	—	10,185
Stock-based compensation expense	—	—	—	25,067	—	971	—	—	26,038	—	26,038
Redemption value adjustment	—	—	—	(840)	—	—	—	—	(840)	—	(840)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(6,649)	(6,649)
Distributions declared ($2.44 per share)	—	—	—	—	(139,268)	324	—	—	(138,944)	—	(138,944)
Purchase of treasury stock from related parties (Note 4)	(561,418)	(416,408)	—	—	—	—	—	(45,270)	(45,270)	—	(45,270)
Cancellation of shares	—	(85,671)	—	(25,000)	—	—	—	25,000	—	—	—
Net income	—	—	—	—	62,132	—	—	—	62,132	607	62,739
Other comprehensive loss:											
Foreign currency translation adjustments	—	—	—	—	—	—	6,127	—	6,127	1,594	7,721
Unrealized loss on derivative instruments	—	—	—	—	—	—	(2,262)	—	(2,262)	—	(2,262)
Change in unrealized depreciation on marketable securities	—	—	—	—	—	—	(7)	—	(7)	—	(7)
Balance at December 31, 2012	—	68,485,525	$69	$2,175,820	$(172,182)	$ 8,358	$(4,649)	$(20,270)	$1,987,146	$270,177	$2,257,323

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2012	2011	2010
Cash Flows — Operating Activities			
Net income	**$ 62,779**	$ 139,138	$ 74,951
Adjustments to net income:			
Depreciation and amortization, including intangible assets and deferred financing costs	**55,114**	29,616	24,443
(Income) loss from equity investments in real estate and the Managed REITs in excess of distributions received	**(17,271)**	310	(4,920)
Straight-line rent, financing lease adjustments and amortization of rent-related intangibles	**2,831**	(3,698)	286
Amortization of deferred revenue	**(9,436)**	(6,291)	—
Gain on deconsolidation of a subsidiary	**—**	(1,008)	—
Loss (gain) on sale of real estate	**2,773**	3,391	(460)
Unrealized (gain) loss on foreign currency transactions and others	**(1,861)**	138	300
Realized loss (gain) on foreign currency transactions and others	**610**	(965)	(731)
Allocation of loss to profit-sharing interest	**—**	—	(781)
Management and disposition income received in shares of Managed REITs	**(28,477)**	(73,936)	(35,235)
Gain on conversion of shares	**(15)**	(3,806)	—
Gain on change in control of interests	**(20,794)**	(27,859)	—
Impairment charges	**22,962**	10,473	15,381
Stock-based compensation expense	**26,038**	17,716	7,082
Deferred acquisition revenue received	**21,059**	21,546	21,204
Increase in structuring revenue receivable	**(20,304)**	(19,537)	(20,237)
(Decrease) increase in income taxes, net	**(18,277)**	244	(1,288)
Net changes in other operating assets and liabilities	**2,912**	(5,356)	6,422
Net cash provided by operating activities	**80,643**	80,116	86,417
Cash Flows — Investing Activities			
Cash paid to stockholders of CPA®:15 in the Merger	**(152,356)**	—	—
Cash acquired in connection with the Merger	**178,945**	—	—
Distributions received from equity investments in real estate and the Managed REITs in excess of equity income	**46,294**	20,807	18,758
Capital contributions to equity investments	**(726)**	(2,297)	—
Purchase of interests in CPA®:16 – Global	**—**	(121,315)	—
Purchases of real estate and equity investments in real estate	**(3,944)**	(24,315)	(96,884)
Value added taxes ("VAT") paid in connection with acquisition of real estate	**—**	—	(4,222)
VAT refunded in connection with acquisitions of real estate	**—**	5,035	—
Capital expenditures	**(6,204)**	(13,239)	(5,135)
Cash acquired on acquisition of subsidiaries	**—**	57	—
Proceeds from sale of real estate	**73,204**	12,516	14,591
Proceeds from sale of securities	**372**	818	—
Funding of short-term loans to affiliates	**—**	(96,000)	—

(IN THOUSANDS)	2012	YEARS ENDED DECEMBER 31, 2011	2010
Proceeds from repayment of short-term loans to affiliates	—	96,000	—
Funds placed in escrow	**(46,951)**	(6,735)	(1,571)
Funds released from escrow	**37,832**	2,584	36,620
Net cash provided by (used in) investing activities	**126,466**	(126,084)	(37,843)
Cash Flows — Financing Activities			
Distributions paid	**(113,867)**	(85,814)	(92,591)
Contributions from noncontrolling interests	**3,291**	3,223	14,261
Distributions paid to noncontrolling interests	**(7,314)**	(7,258)	(4,360)
Contributions from profit-sharing interest	—	—	3,694
Distributions to profit-sharing interest	—	—	(693)
Purchase of noncontrolling interest	—	(7,502)	—
Purchase of treasury stock from related party (Note 4)	**(45,270)**	—	—
Scheduled payments of mortgage principal	**(54,964)**	(25,327)	(14,324)
Proceeds from mortgage financing	**23,750**	45,491	56,841
Proceeds from senior credit facility	**300,000**	251,410	83,250
Repayments of senior credit facility	**(280,160)**	(160,000)	(52,500)
Payment of financing costs	**(2,557)**	(7,778)	(1,204)
Funds placed in escrow	**1,970**	—	—
Proceeds from issuance of shares	**51,644**	1,488	3,724
Windfall tax benefit associated with stock-based compensation awards	**10,185**	2,569	2,354
Net cash (used in) provided by financing activities	**(113,292)**	10,502	(1,548)
Change in Cash and Cash Equivalents During the Year			
Effect of exchange rate changes on cash	**790**	70	(783)
Net increase (decrease) in cash and cash equivalents	**94,607**	(35,396)	46,243
Cash and cash equivalents, beginning of year	**29,297**	64,693	18,450
Cash and cash equivalents, end of year	**$ 123,904**	**$ 29,297**	**$ 64,693**

Supplemental Noncash Investing and Financing Activities

In July 2012, we entered into a share purchase agreement (Note 4) to repurchase up to an aggregate amount of $85.0 million of our common stock from the Estate. Upon the execution of the agreement, we reclassified $85.0 million from Additional paid-in capital to Redeemable securities.

On September 28, 2012, we merged with CPA®:15. In the Merger, CPA®:15 stockholders received $1.25 in cash and 0.2326 shares of our common stock for each share of CPA®:15 common stock held at the completion of the Merger (Note 3). The purchase price was allocated to the assets acquired and liabilities assumed, based upon their preliminary fair values. The following table summarizes estimated fair values of the assets acquired and liabilities assumed in the acquisition based on the current best estimate of management (in thousands):

Assets Acquired at Fair Value	
Investments in real estate	$ 1,762,872
Net investment in direct financing leases	315,789
Equity investments in real estate	166,247
Intangible assets	695,310
Other assets	81,750
Liabilities Assumed at Fair Value	
Non-recourse debt	(1,350,755)
Accounts payable, accrued expenses and other liabilities	(186,795)
Amounts attributable to noncontrolling interests	(237,359)
Net assets acquired excluding cash	1,247,059
Fair value of common shares issued	(1,380,362)
Cash consideration	(152,356)
Fair value of W. P. Carey & Co. LLC equity interest in CPA®:15 prior to the Merger	(107,147)
Fair value of W. P. Carey & Co. LLC equity interest in jointly-owned investments with CPA®:15 prior to the Merger	(54,822)
Goodwill	268,683
Cash acquired on acquisition of subsidiaries	$ (178,945)

Prior to our implementation of Emerging Issues Task Force ("EITF") 10-E *"Accounting for Deconsolidation of a Subsidiary That Is In-Substance Real Estate"*, we deconsolidated a wholly-owned subsidiary because we no longer had control over the activities that most significantly impact its economic performance following possession of the subsidiary's property by a receiver (Note 17). The following table presents the assets and liabilities of the subsidiary on the date of deconsolidation (in thousands):

Assets	
Net investments in properties	$ 5,340
Intangible assets and goodwill, net	(15)
Total	$ 5,325
Liabilities	
Non-recourse debt	$ (6,311)
Accounts payable, accrued expenses and other liabilities	(22)
Total	$ (6,333)

On May 2, 2011, in connection with entering into an amended and restated advisory agreement with CPA®:16 – Global, we received a special membership interest in CPA®:16 – Global's operating partnership and recorded as consideration a $28.3 million adjustment to Equity investments in real estate and the Managed REITs to reflect the fair value of our special interest in that operating partnership (Note 4).

Also on May 2, 2011, we exchanged 11,113,050 shares of CPA®:14 for 13,260,091 shares of CPA®:16 – Global, resulting in a gain of approximately $2.8 million. Additionally, we recognized a gain of $1.0 million on the conversion of our termination revenue to shares of CPA®:14 as a result of the fair value of the shares received exceeding the termination revenue (Note 4).

In May 2011, we purchased the remaining interests in our Federal Express and Amylin investments from CPA®:14, which we had previously accounted for under the equity method. In connection with purchasing these interests and gaining control, we recognized a net gain of $27.9 million to adjust the carrying value of our existing interests in these investments to their estimated fair values. We also assumed two non-recourse mortgages on the related properties with an aggregate fair value of $87.6 million at the date of acquisition (Note 4).

Supplemental Cash Flows Information

	YEARS ENDED DECEMBER 31,		
(IN THOUSANDS)	2012	2011	2010
Interest paid	$38,092	$21,168	$15,351
Income taxes paid	$12,501	$33,641	$24,307

See Notes to Consolidated Financial Statements.

1 | BUSINESS AND ORGANIZATION

At December 31, 2012, W. P. Carey Inc. is a REIT that provides long-term financing via sale-leaseback and build-to-suit transactions for companies worldwide and manages a global investment portfolio. We invest primarily in commercial properties domestically and internationally. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net leased basis, which requires each tenant to pay substantially all of the costs associated with operating and maintaining the property. Through our TRSs, we also earn revenue as the advisor to publicly-owned, non-listed REITs, which are sponsored by us under the Corporate Property Associates brand name and invest in similar properties. At December 31, 2012, we were the advisor to the following CPA® REITs: CPA®:16 – Global and CPA®:17 – Global, and we were the advisor to CPA®:15 until its merger with and into us on September 28, 2012 (Note 3). We are also the advisor to CWI, which acquires interests in lodging and lodging-related properties. At December 31, 2012, we owned and/or managed 1,007 properties domestically and internationally. Our owned portfolio was comprised of our full or partial ownership interest in 423 properties, substantially all of which were net leased to 124 tenants, and totaled approximately 38.5 million square feet. In addition, through our consolidated subsidiaries, Carey Storage and Livho, we had interests in 21 self-storage properties and a hotel property, respectively, for an aggregate of approximately 0.8 million square feet at December 31, 2012. All references to square feet are unaudited.

We were formed as a corporation under the laws of Maryland on February 15, 2012. On February 17, 2012, our predecessor, W. P. Carey & Co. LLC, announced its intention to reorganize to qualify as a REIT for federal income tax purposes. Prior to the REIT Reorganization, our predecessor was a limited liability company formed under the laws of Delaware on July 15, 1996 and, as a limited liability company, was not subject to federal income taxation as long as it satisfied certain requirements relating to its operations and passed through any tax liabilities or benefits to its shareholders; however, certain of its subsidiaries were engaged in investment management operations and were subject to U.S. federal, state and local income taxes, and some of its subsidiaries may have also been subject to foreign taxes. On September 13, 2012, W. P. Carey & Co. LLC's shareholders approved the REIT Reorganization. In connection with the Merger, W. P. Carey & Co. LLC completed an internal reorganization whereby W. P. Carey & Co. LLC and its subsidiaries merged with and into W. P. Carey Inc. with W. P. Carey Inc. as the surviving corporation, succeeding to and continuing to operate the existing business of W. P. Carey & Co. LLC. Upon consummation of the REIT Reorganization, the 40,396,245 outstanding shares of W. P. Carey & Co. LLC, no par value per share, were converted into the right to receive an equal number of shares of W. P. Carey Inc. common stock, par value $0.001 per share, which are subject to certain share ownership and transfer restrictions designed to protect our ability to remain qualified as a real estate investment trust. A total of 40,396,245 shares of our common stock were issued to the shareholders of W. P. Carey & Co. LLC in exchange for an aggregate of 40,396,245 shares they owned on the date of closing. Immediately after the REIT Reorganization, the shares of W. P. Carey & Co. LLC were delisted from the NYSE and the shares were canceled, and our common stock became listed on the NYSE under the same symbol, "WPC".

The REIT Reorganization was accounted for as a transaction between entities under common control. Accordingly, the assets and liabilities of our predecessor were recognized at their carrying amounts at the date of the REIT Reorganization. As such, in the consolidated financial statements, the historical results of our predecessor are included for the pre-REIT Reorganization period and the consolidated results, which include the Merger with CPA®:15, are included subsequent to the effective date of the Merger (Note 3).

We have elected to be taxed as a REIT under Section 856 through 860 of the Internal Revenue Code effective February 15, 2012 for the year ending December 31, 2012 (Note 16). As a REIT, we are not generally subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income and the level of our distributions, as well as other factors. We now hold substantially all of our real estate assets attributable to our Real Estate Ownership segment, including the assets acquired from CPA®:15 in the Merger, under the new REIT structure, while the activities conducted by our Investment Management segment subsidiaries have been organized under TRSs.

Primary Reportable Segments

Real Estate Ownership — We own and invest in commercial properties in the U.S. and the European Union that are then leased to companies, primarily on a triple-net lease basis. We may also invest in other properties if opportunities arise. We own interests in the Managed REITs and account for these interests under the equity method of accounting. In addition, we receive a percentage of distributions of Available Cash, as defined in the respective advisory agreements, from the operating partnerships of each of the Managed REITs, and earn deferred revenue from our special member interest in CPA®:16 – Global's operating partnership. Effective April 1, 2012, we include such distributions and deferred revenue in our Real Estate Ownership segment (Note 18).

Investment Management — Through our TRSs, we structure and negotiate investments and debt placement transactions for the Managed REITs, for which we earn structuring revenue, and manage their portfolios of real estate investments, for which we earn asset-based management and performance revenue. We earn asset-based management and historically we earned performance revenue from the Managed REITs based on the value of their real estate-related, self-storage-related and lodging-related assets under management. As funds available to the Managed REITs are invested, the asset base from which we earn revenue increases. We may also earn incentive and disposition revenue and receive other compensation in connection with providing liquidity alternatives to the Managed REITs' stockholders.

2 I SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements reflect all of our accounts, including those of our majority-owned and/or controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements include the historical results of our predecessor prior to the REIT Reorganization and the Merger.

When we obtain an economic interest in an entity, we evaluate the entity to determine if it is deemed a VIE and, if so, whether we are deemed to be the primary beneficiary and are therefore required to consolidate the entity. Significant judgment is required to determine whether a VIE should be consolidated. We review the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE, and to establish whether we have any variable interests in the VIE. We then compare our variable interests, if any, to those of the other variable interest holders to determine which party is the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

For an entity that is not considered to be a VIE, the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. We evaluate the partnership agreements or other relevant contracts to determine whether there are provisions in the agreements that would overcome this presumption. If the agreements provide the limited partners with either (a) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, and, therefore, the general partner must account for its investment in the limited partnership using the equity method of accounting.

We have investments in tenancy-in-common interests in various domestic and international properties. Consolidation of these investments is not required as such interests do not qualify as VIEs and do not meet the control requirement required for consolidation. Accordingly, we account for these investments using the equity method of accounting. We use the equity method of accounting because the shared decision-making involved in a tenancy-in-common interest investment provides us with significant influence on the operating and financial decisions of these investments.

We apply accounting guidance for consolidation of VIEs to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Fixed price purchase and renewal options within a lease as well as certain decision-making rights within a loan can cause us to consider an entity a VIE.

Additionally, we own interests in single-tenant net leased properties leased to companies through noncontrolling interests in partnerships and limited liability companies that we do not control but over which we exercise significant influence. We account for these investments under the equity method of accounting. At times the carrying value of our equity investments may fall below zero for certain investments. We intend to fund our share of the investments' future operating deficits should the need arise. However, we have no legal obligation to pay for any of the liabilities of such investments nor do we have any legal obligation to fund operating deficits.

One of our directors and officers was the sole shareholder of Livho, a subsidiary that operates a hotel investment (Note 4). We consolidated the accounts of Livho in our consolidated financial statements because it was a VIE and we were its primary beneficiary.

In order to streamline Livho's corporate structure, in August 2012, the director and officer transferred his ownership interest in Livho to one of our subsidiaries, Carey REIT II, Inc. ("Carey REIT II"), for no consideration. Immediately after the ownership transfer, Livho is no longer a VIE as we own 100% of the entity. We continue to consolidate the accounts of Livho.

We formed CWI in March 2008 for the purpose of acquiring interests in lodging and lodging-related properties. In April 2010, CWI filed a registration statement with the SEC to sell up to $1.0 billion of its common stock in an initial public offering plus up to an additional $237.5 million of its common stock under a dividend reinvestment plan. This registration statement was declared effective by the SEC in September 2010. Through December 31, 2010, the financial activity of CWI, which had no significant assets, liabilities or operations, was included in our consolidated financial statements, as we owned all of CWI's outstanding common stock. Beginning in 2011, we have accounted for our interest in CWI under the equity method of accounting because, as the advisor, we do not exert control over, but we have the ability to exercise significant influence on, CWI. Similarly, we formed a new CPA® REIT, CPA®:18 – Global, in September 2012. Through December 31, 2012, the financial activity of CPA®:18 – Global, which had no significant assets, liabilities or operations, was included in our consolidated financial statements.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year presentation. The consolidated financial statements included in this Report have been retrospectively adjusted to reflect the disposition (or planned disposition) of certain properties as discontinued operations and certain adjustments related to purchase price allocation for all periods presented.

Purchase Price Allocation

In accordance with the guidance for business combinations, we determine whether a transaction or other event is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method. If the assets acquired are not a business, we account for the transaction or other event as an asset acquisition. Under both methods, we recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity. In addition, for transactions that are business combinations, we evaluate the existence of goodwill or a gain from a bargain purchase. We immediately expense acquisition-related costs and fees associated with business combinations.

When we acquire properties with leases classified as operating leases, we allocate the purchase price to the tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of the tangible assets, consisting of land and buildings, as if vacant, and site improvements, and record intangible assets, including the above-market and below-market value of leases and the value of in-place leases at their relative estimated fair values. Land is typically valued utilizing the sales comparison (or market approach). Buildings, as if vacant, are valued using the cost and/or income approach. Site improvements are valued using the cost approach. The fair value of real estate is determined by reference to portfolio appraisals which determines their values, on a property level, by applying a discounted cash flow analysis to the estimated net operating income for each property in the portfolio during the remaining anticipated lease term, and the estimated residual value of each property from a hypothetical sale of the property upon expiration after considering the re-tenanting of such property at estimated then current market rental rate, at a selected capitalization rate and deducting estimated costs of sale. The proceeds from a hypothetical sale are derived by capitalizing the estimated net operating income of each property for the year following lease expiration at an estimated residual capitalization rate. The discount rates and residual capitalization rates used to value the properties are selected based on several factors, including the creditworthiness of the lessees, industry surveys, property type, location and age, current lease rates relative to market lease rates and anticipated lease duration. In the case where a tenant has a purchase option deemed to be materially favorable to the tenant, or the tenant has long-term renewal options at rental rates below estimated market rental rates, the appraisal assumes the exercise of such purchase option or long-term renewal options in its determination of residual value. Where a property is deemed to have excess land, the discounted cash flow analysis includes the estimated excess land value at the assumed expiration of the lease, based upon an analysis of comparable land sales or listings in the general market area of the property grown at estimated market growth rates through the year of lease expiration. For those properties that are under contract for sale, the appraised value of the portfolio reflects the current contractual sale price of such properties. See Real Estate Leased to Others and Depreciation below for a discussion of our significant accounting policies related to tangible assets. We include the value of below-market leases in Accounts payable, accrued expenses and other liabilities in the consolidated financial statements.

We record above-market and below-market lease values for owned properties based on the present value (using a discount rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or equivalent property, both of which are measured over a period equal to the estimated lease term which includes renewal options with rental rates below estimated market rental rates. We amortize the capitalized above-market lease value as a reduction of rental income over the estimated market lease term. We amortize the capitalized below-market lease value as an increase to rental income over the initial term and any fixed rate renewal periods in the respective leases.

We measure the fair value of the below-market purchase option liability we acquired in connection with the Merger as the excess of the present value of the fair value of the real estate over the present value of the tenant's exercise price at the option date.

The value of any in-place lease is estimated to be equal to the property owners' avoidance of costs necessary to release the property for a lease term equal to the remaining primary in-place lease term and the value of investment grade tenancy. The cost avoidance to the property owners' of vacancy/leasing costs necessary to lease the property for a lease term equal to the remaining in-place lease term is derived first by determining the in-place lease term on the subject lease. Then, based on our review of the market, the cost to be borne by a property owner to replicate a market lease to the remaining in-place term was estimated. These costs consist of: (i) rent lost during downtime (i.e. assumed periods of vacancy), (ii) estimated expenses that would be incurred by the property owner during periods of vacancy (iii) rent concessions (i.e. free rent) (iv) leasing commissions and (v) tenant improvements allowances given to tenants. We determine these values using our estimates or by relying in part upon third-party appraisals. We amortize the capitalized value of in-place lease intangibles to expense over the remaining initial term of each lease. We amortize the capitalized value of tenant relationships to expense over the initial and expected renewal terms of the lease. No amortization period for intangibles will exceed the remaining depreciable life of the building.

If a lease is terminated, we charge the unamortized portion of above-market and below-market lease values to lease revenue, and in-place lease and tenant relationship values to amortization expense.

When we acquire leveraged properties, the fair value of debt instruments acquired is determined using a discounted cash flow model with rates that take into account the credit of the tenants, where applicable, and interest rate risk. Such resulting premium or discount is amortized over the remaining term of the obligation. We also consider the value of the underlying collateral taking into account the quality of the collateral, the credit quality of the company, the time until maturity and the current interest rate.

Goodwill

In the case of a business combination, after identifying all tangible and intangible assets and liabilities, the excess consideration paid per the fair value of the assets and liabilities acquired and assumed, respectively, represents goodwill. We allocated goodwill to the respective reporting units in which such goodwill arose. Goodwill acquired in the Merger was attributed to the Real Estate Ownership segment which comprises one reporting unit. In the event we dispose of a property that constitutes a business under GAAP from a reporting unit with goodwill, which is less than all of the reporting unit, we allocate a portion of the reporting unit's goodwill to that business in determining the gain or loss on the disposal of the business. The amount of goodwill allocated to the business is based on the relative fair value of the business for the reporting unit.

Operating Real Estate

We carry land and buildings and personal property at cost less accumulated depreciation. We capitalize improvements, while we expense replacements, maintenance and repairs that do not improve or extend the lives of the respective assets as incurred.

Assets Held for Sale

We classify those assets that are associated with operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. Assets held for sale are recorded at the lower of carrying value or estimated fair value, less estimated costs to sell, which is generally calculated as the expected sale price, less expected selling costs. The results of operations and the related gain or loss on sale of properties that have been sold or that are classified as held for sale and which we will have no continuing involvement in are included in discontinued operations (Note 17).

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We measure and record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (ii) the estimated fair value at the date of the subsequent decision not to sell.

We recognize gains and losses on the sale of properties when, among other criteria, we no longer have continuing involvement, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price, less any selling costs, and the carrying value of the property.

Cash
Our cash is held in the custody of several financial institutions, and these balances, at times, exceed federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

Other Assets and Liabilities
We include prepaid expenses, deferred rental income, tenant receivables, deferred charges, escrow balances held by lenders, restricted cash balances, marketable securities, derivative assets and corporate fixed assets in Other assets. We include derivative instruments; miscellaneous amounts held on behalf of tenants; and deferred revenue, including unamortized below-market rent intangibles and unamortizable below-market purchase options in Other liabilities. Deferred charges are costs incurred in connection with mortgage financings and refinancings that are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents that vary during the lease term, and rent recognized on a straight-line basis. Marketable securities are classified as available-for-sale securities and reported at fair value with unrealized gains and losses on these securities reported as a component of Other comprehensive income until realized.

Allowance for Doubtful Accounts
We consider direct finance leases to be past-due or delinquent when a contractually required principal or interest payment is not remitted in accordance with the provisions of the underlying agreement. We evaluate each account individually and set up an allowance when, based upon current information and events, it is probable that we will be unable to collect all amounts due according to the existing contractual terms, and the amount can be reasonably estimated.

Revenue Recognition
Real Estate Leased to Others
We lease real estate to others primarily on a triple-net leased basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. We charge expenditures for maintenance and repairs, including routine betterments, to operations as incurred. We capitalize significant renovations that increase the useful life of the properties. For the years ended December 31, 2012, 2011 and 2010, although we are legally obligated for payment pursuant to our lease agreements with our tenants, lessees were responsible for the direct payment to the taxing authorities of real estate taxes of approximately $18.7 million, $6.4 million and $7.7 million, respectively.

Substantially all of our leases provide for either scheduled rent increases, periodic rent adjustments based on formulas indexed to changes in the CPI or similar indices or percentage rents. CPI-based adjustments are contingent on future events and are therefore not included in straight-line rent calculations. We recognize rents from percentage rents as reported by the lessees, which is after the level of sales requiring a rental payment to us is reached. Percentage rents were insignificant for the periods presented.

We account for leases as operating or direct financing leases, as described below:

Operating Leases — We record real estate at cost less accumulated depreciation; we recognize future minimum rental revenue on a straight-line basis over the non-cancellable lease term of the related leases and charge expenses to operations as incurred (Note 5).

Direct Financing Method — We record leases accounted for under the direct financing method at their net investment (Note 5). We defer and amortize unearned income to income over the lease term so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees, we believe that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Investment Management Operations
We earn structuring revenue and asset management revenue in connection with providing services to the Managed REITs. We earn structuring revenue for services we provide in connection with the analysis, negotiation and structuring of transactions, including acquisitions and dispositions and the placement of mortgage financing obtained by the Managed REITs. Asset management revenue consists of property management, leasing and advisory revenue. Receipt of the incentive revenue portion of the asset management revenue or performance revenue, however, which we received from CPA®:15 prior to the date of the Merger in 2012 and from CPA®:14 and CPA®:16 – Global prior to the CPA®:14/16 Merger in 2011, was subordinated to the achievement of specified cumulative return requirements by the stockholders of those CPA REITs. At our option, the performance revenue could be collected in cash or shares of the CPA® REIT (Note 4). In addition, we earn subordinated incentive and disposition revenue related to the disposition of properties. We may also earn termination revenue in connection with the termination of the advisory agreements for the Managed REITs.

We recognize all revenue as earned. We earn structuring revenue upon the consummation of a transaction and asset management revenue when services are performed. We recognize revenue subject to subordination only when the performance criteria of the Managed REIT is achieved and contractual limitations are not exceeded.

We earned subordinated disposition and incentive revenue from CPA®:15 until September 28, 2012 (Note 4) after its stockholders received their initial investment plus a specified preferred return. We may earn termination revenue if a liquidity event is consummated by any of the other Managed REITs.

We are also reimbursed for certain costs incurred in providing services, including broker-dealer commissions paid on behalf of the Managed REITs, marketing costs and the cost of personnel provided for the administration of the Managed REITs. We record reimbursement income as the expenses are incurred, subject to limitations on a Managed REIT's ability to incur offering costs.

Depreciation
We compute depreciation of building and related improvements using the straight-line method over the estimated remaining useful lives of the properties (not to exceed 40 years) and furniture, fixtures and equipment (generally up to seven years). We compute depreciation of tenant improvements using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Impairments
We periodically assess whether there are any indicators that the value of our long-lived assets, including goodwill, may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant; or the rejection of a lease in a bankruptcy proceeding. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities and goodwill. Our policies for evaluating whether these assets are impaired are presented below.

Real Estate
For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property's asset group to the future net undiscounted cash flow that we expect the property's asset group will generate, including any estimated proceeds from the eventual sale of the property's asset group. The undiscounted cash flow analysis requires us to make our best estimate of, among other things, market rents, residual values, and holding periods. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining our estimate of future cash flows. If the future net undiscounted cash flow of the property's asset group is less than the carrying value, the property's asset group is considered to be impaired. We then measure the loss as the excess of the carrying value of the property's asset group over its estimated fair value.

Direct Financing Leases
We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge equal to the difference between the fair value and carrying value, which is discounted at the internal rate of return of the project.

Assets Held for Sale

When we classify an asset as held for sale, we compare the asset's estimated fair value less estimated cost to sell to its carrying value, and if the estimated fair value less estimated cost to sell is less than the property's carrying value, we reduce the carrying value to the estimated fair value less estimated cost to sell. We will continue to review the initial impairment for subsequent changes in the estimated fair value, and may recognize an additional impairment charge, if warranted.

Equity Investments in Real Estate and the Managed REITs

We evaluate our equity investments in real estate and in the Managed REITs on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value. For equity investments in real estate, we calculate estimated fair value by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage. For certain investments in the Managed REITs, we calculate the estimated fair value of our investment using the most recently published NAV of each Managed REIT, which for CPA®:17 – Global and CWI is deemed to be their initial public offering prices.

Goodwill

We evaluate goodwill for possible impairment at least annually or upon the occurrence of a triggering event using a two-step process. To identify any impairment, we first compare the estimated fair value of each of our reporting units with their respective carrying amount, including goodwill. We calculate the estimated fair value of the Investment Management reporting unit by applying a multiple, based on comparable companies, to earnings. For the Real Estate Ownership reporting unit, we calculate its estimated fair value by applying a multiple common to the real estate community. The selection of the comparable companies and transactions to be used in our evaluation process could have a significant impact on the fair value of our reporting units and possible impairments. If the fair value of the reporting unit exceeds its carrying amount, we do not consider goodwill to be impaired and no further analysis is required. If the carrying amount of the reporting unit exceeds its estimated fair value, we then perform the second step to determine and measure the amount of the potential impairment charge.

For the second step, we compare the implied fair value of the goodwill for each reporting unit with its respective carrying amount and record an impairment charge equal to the excess of the carrying amount over the implied fair value. We determine the implied fair value of the goodwill by allocating the estimated fair value of the reporting unit to its assets and liabilities. The excess of the estimated fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of the goodwill.

We evaluate goodwill on an annual basis or upon the occurrence of a triggering event. The goodwill recorded in our Investment Management reporting unit is evaluated in the fourth quarter of every year. In connection with the Merger, we recorded goodwill in our Real Estate Ownership reporting unit. Prior to the Merger, there was no goodwill recorded in our Real Estate Ownership reporting unit. We will evaluate the goodwill recorded in our Real Estate Ownership reporting unit in the second quarter of every year.

Stock-Based Compensation

We have granted restricted shares, stock options, RSUs and PSUs to certain employees and independent directors. Grants were awarded in the name of the recipient subject to certain restrictions of transferability and a risk of forfeiture. Stock-based compensation expense for all equity-classified stock-based compensation awards is based on the grant date fair value estimated in accordance with current accounting guidance for share-based payments. We recognize these compensation costs for only those shares expected to vest on a straight-line or graded-vesting basis, as appropriate, over the requisite service period of the award. We include stock-based compensation within the listed shares caption of equity.

Foreign Currency

Translation

We have interests in real estate investments in the European Union and United Kingdom for which the functional currency is the euro and the British pound sterling, respectively. We perform the translation from the euro or the British pound sterling to the U.S. dollar for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted-average exchange rate during the period. We report the gains and losses resulting from such translation as a component of other comprehensive income in equity.

Transaction Gains or Losses
A transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Also, foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of subordinated intercompany debt with scheduled principal payments, are included in the determination of net income.

Foreign currency transactions that are intercompany foreign currency transactions that are of a long term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements, are not included in determining net income but are accounted for in the same manner as foreign currency translation adjustments and reported as a component of other comprehensive income in equity.

Net realized gains or (losses) are recognized on foreign currency transactions in connection with the transfer of cash from foreign operations of subsidiaries to the parent company. For the years ended December 31, 2012, 2011 and 2010, we recognized net realized (losses) gains on such transactions of $(0.6) million, $0.4 million and less than $(0.1) million, respectively.

Derivative Instruments
We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated and qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

We made an accounting policy election effective January 1, 2011, or the "effective date," to use the portfolio exception in Accounting Standards Codification ("ASC") 820-10-35-18D *"Fair Value Measurement"*, the "portfolio exception," with respect to measuring counterparty credit risk for all of our derivative transactions subject to master netting arrangements.

Income Taxes
W. P. Carey & Co. LLC, our predecessor, converted to a REIT through the REIT Reorganization (Note 3). Effective February 15, 2012, we have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code for the year ended December 31, 2012. As a REIT, we are not subject to federal income taxes on our income and gains that we distribute to our stockholders as long as we satisfy certain requirements, principally relating to the nature of our income and the level of our distributions, as well as other factors. We believe that we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT. Deferred income taxes are recorded for the corporate subsidiaries based on earnings reported. The provision for income taxes differs from the amounts currently payable because of temporary differences in the recognition of certain income and expense items for financial reporting and tax reporting purposes. Income taxes are computed under the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between tax bases and financial bases of assets and liabilities (Note 16).

Real Estate Ownership Operations
We expect to derive most of our REIT income from our real estate operations under our Real Estate Ownership segment. As such, our real estate operations are generally not subject to federal tax, and accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements for these operations. These operations are subject to certain state, local and foreign taxes, as applicable.

We hold our real estate assets under a subsidiary, Carey REIT II. Carey REIT II has elected to be taxed as a REIT under the Internal Revenue Code. We believe we have operated, and we intend to continue to operate, in a manner that allows Carey REIT II to continue to qualify as a REIT. Under the REIT operating structure, Carey REIT II is permitted to deduct distributions paid to our stockholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements related to Carey REIT II.

Investment Management Operations
We conduct our investment management operations primarily through TRSs. These operations are subject to federal, state, local and foreign taxes, as applicable. Our financial statements are prepared on a consolidated basis including these TRSs and include a provision for current and deferred taxes on these operations.

Earnings Per Share

Basic earnings per share is calculated by dividing net income available to common stockholders, as adjusted for unallocated earnings attributable to the unvested RSUs by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share reflects potentially dilutive securities (options, restricted shares and RSUs) using the treasury stock method, except when the effect would be anti-dilutive.

Future Accounting Requirement

The following Accounting Standards Update ("ASU") promulgated by the FASB is applicable to us in future reports, as indicated:

ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment — In July 2012, the FASB issued an update to ASC 350, *Intangibles — Goodwill and Other*. The objective of this ASU is to simplify how entities test indefinite-lived intangible assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments in the ASU permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test described in topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Previous guidance under topic 350 required an entity to test indefinite-lived intangible assets for impairment, on at least an annual basis, by comparing the fair value of the asset with its carrying amount. If the fair value of an intangible asset is less than its carrying amount, an entity should recognize an impairment loss in the amount of that excess. Under the amendments in this ASU, an entity is not required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. Permitting an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment, results in guidance that is similar to the goodwill impairment testing guidance in ASU 2011-08. We do not expect the adoption to have a material impact on our financial position and results of operations.

Out-of-Period Adjustments

During 2012, we identified errors in the consolidated financial statements related to prior years. The errors were primarily attributable to the misapplication of guidance in accounting for and clerical errors related to the expropriation of land related to two investments and our reimbursement of certain affiliated costs. We concluded that these adjustments were not material, individually or in the aggregate, to our results for this or any of the prior periods, and as such, we recorded an out-of-period adjustment to increase our income from operations by $2.5 million within continuing operations primarily attributable to an increase in Gain on sale of real estate of $2.0 million in the consolidated statement of income.

In 2011, we identified an error in the consolidated financial statements related to prior years. The error relates to the misapplication of accounting guidance related to the modifications of certain leases. We concluded this adjustment, with a net impact of $0.2 million on our statement of operations for the fourth quarter of 2011, was not material to our results for the prior year periods or to the period of adjustment. Accordingly, this cumulative change was recorded in the consolidated financial statements in the fourth quarter of 2011 as an out-of-period adjustment as follows: a reduction to Net investment in direct financing leases of $17.6 million and an increase in net Operating real estate of $17.9 million on the consolidated balance sheet; and an increase in Lease revenues of $0.9 million, a reduction of Impairment charges of $1.6 million, and an increase in Depreciation expense of $2.2 million on the consolidated statement of operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

3 | MERGER WITH CPA®:15

Merger

On February 17, 2012, our predecessor, W. P. Carey & Co. LLC, and CPA®:15 entered into a definitive agreement (the "Merger Agreement") pursuant to which CPA®:15 would merge with and into W. P. Carey Inc. The Merger is part of a larger transformation that implements our overall business strategy of expanding real estate assets under ownership, substantially increases our scale and liquidity, and provides income contribution from owned properties while preserving our investment management business. On September 13, 2012, the shareholders of W. P. Carey & Co. LLC and the stockholders of CPA®:15 approved the Merger. On September 28, 2012 (the "acquisition date"), CPA®:15 merged with and into W. P. Carey Inc, with CPA®:15 surviving as an indirect, wholly-owned subsidiary of W. P. Carey Inc. In the Merger, CPA®:15's stockholders received for each share of CPA®:15's common stock owned 0.2326 shares of W. P. Carey Inc. common stock, which equated to $11.40 per share of CPA®:15 common stock based on the $49.00 per share closing price of W. P. Carey & Co. LLC's shares on the NYSE on that date, and $1.25 in cash for total consideration of $12.65 per share of CPA®:15. We paid total merger consideration of $1.5 billion, including cash of $152.4 million and the issuance of 28,170,643 shares of our common stock with a fair value of $1.4 billion on the acquisition date (the "Merger Consideration") to the stockholders of CPA®:15 in exchange for 121,194,272 shares of CPA®:15 common stock that we did not previously own. In order to fund the cash portion of the Merger Consideration, we drew down the full amount of our existing $175.0 million Term Loan Facility (Note 12). As a condition of the Merger, we waived the subordinated disposition and termination fees that we would have been entitled to receive from CPA®:15 upon its liquidation pursuant to the terms of our advisory agreement with CPA®:15 (Note 4).

Immediately prior to the Merger, CPA®:15's portfolio was comprised of full or partial ownership interests in 305 properties, substantially all of which were triple-net leased to 76 tenants, and totaled approximately 27 million square feet, with an occupancy rate of approximately 99%. In the Merger, we acquired these properties and their related leases with an average remaining life of 9.7 years. In 2011, CPA®:15 recorded lease revenues of $242.2 million. We also assumed the related property debt comprised of 58 fixed-rate and 9 variable-rate non-recourse mortgage loans with a preliminary aggregate fair value of $1.2 billion and a weighted-average annual interest rate of 5.6%. During the period from January 1, 2012 through September 28, 2012, we earned $19.0 million in fees from CPA®:15 and recognized $4.5 million in equity earnings based on our ownership of shares in CPA®:15 prior to the Merger. The lease revenues and income from operations contributed from the properties acquired from the date of the Merger through December 31, 2012 were $57.3 million and $9.5 million (inclusive of $2.5 million attributable to noncontrolling interests), respectively.

We accounted for the Merger as a business combination under the acquisition method of accounting. After consideration of all applicable factors pursuant to the business combination accounting rules, we were considered the "accounting acquirer" due to various factors, including the fact that the shareholders of W. P. Carey & Co. LLC, our predecessor, held the largest portion of the voting rights in W. P. Carey Inc., upon completion of the Merger. Acquisition costs of $31.7 million related to the Merger have been expensed as incurred and classified within General and administrative expense in the consolidated statements of income for the year ended December 31, 2012.

On September 19, 2012, we acquired a 52.63% ownership interest in Marcourt Investments Inc. ("Marcourt") from an unrelated third party. At that time, CPA®:15 held a 47.37% ownership interest in Marcourt. Marcourt owns 12 Marriott Courtyard hotels located throughout the U. S. that are leased to and operated by Marriott International, Inc. We obtained this investment in contemplation of the Merger and accounted for this step acquisition as part of the Merger. Accordingly, the assets acquired and liabilities assumed from Marcourt in this transaction are included in the table below.

The purchase price was allocated to the assets acquired and liabilities assumed, based upon their preliminary fair values. The fair values of the lease intangibles acquired were measured in a manner consistent with our purchase price allocation policy described in Note 2. During the fourth quarter of 2012, we identified certain measurement period adjustments that impacted the provisional accounting, which increased the fair value of the identifiable real estate acquired and the non-controlling interests acquired by $5.6 million and $0.7 million, respectively, resulting in a $6.3 million reduction in goodwill. The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed in the acquisition, and the related measurement period adjustments, based on the current best estimate of management. We are in the process of finalizing our assessment of the fair value of the assets acquired and liabilities assumed. Investments in real estate, net investments in direct financing leases, equity investments in real estate, non-recourse debt and amounts attributable to noncontrolling interests were based on preliminary valuation data and estimates. Accordingly, the fair value of these assets and liabilities and the impact to goodwill are subject to change.

(IN THOUSANDS)	INITIALLY REPORTED AT SEPTEMBER 30, 2012	MEASUREMENT PERIOD ADJUSTMENTS	AS REVISED AT DECEMBER 31, 2012
Total Consideration			
Fair value of W. P. Carey shares of common stock issued	$ 1,380,362	$ —	$ 1,380,362
Cash consideration paid	152,356	—	152,356
Merger consideration	1,532,718	—	1,532,718
Fair value of our equity interest in CPA®:15 prior to the Merger	107,147	—	107,147
Fair value of our equity interest in jointly-owned investments with CPA®:15 prior to the Merger	54,822	—	54,822
	$ 1,694,687	$ —	**$ 1,694,687**
Assets Acquired at Fair Value			
Net investment in properties	$ 1,758,372	$ 4,500	$ 1,762,872
Net investment in direct financing leases	315,789	—	315,789
Equity investments in real estate	164,886	1,361	166,247
Intangible assets (Note 8)	694,411	899	695,310
Cash and cash equivalents	178,945	—	178,945
Other assets	83,838	(2,088)	81,750
	3,196,241	4,672	3,200,913
Liabilities Assumed at Fair Value			
Non-recourse debt	(1,350,755)	—	(1,350,755)
Accounts payable, accrued expenses and other liabilities (including below-market rent intangibles of $102,155)	(187,712)	917	(186,795)
	(1,538,467)	917	(1,537,550)
Total identifiable net assets	1,657,774	5,589	1,663,363
Amounts attributable to noncontrolling interests	(238,038)	679	(237,359)
Goodwill	274,951	(6,268)	268,683
	$ 1,694,687	$ —	**$ 1,694,687**

Goodwill

Two items comprise a majority of the $268.7 million of goodwill recorded in the Merger. First, at the time we entered into the Merger Agreement, the market value of our stock was $45.07 per share. The increase in the market value of our stock of $3.93 per share from the date of the Merger Agreement to $49.00 per share on the transaction date gave rise to approximately $110.8 million of the goodwill recorded, based on the fixed amount of 28,170,643 shares issued. Second, at the time we entered into the Merger Agreement, the consideration of 0.2326 shares of our common stock plus $1.25 in cash per common share of CPA®:15 represented a premium of approximately $1.33 per share over the September 30, 2011 estimated NAV of CPA®:15, which was $10.40. Management believes that the premium is supported by several factors of the combined entity, including the fact that (i) it is among the largest publicly traded REITs with greater operating and financial flexibility and better access to capital markets and with a lower cost of capital than CPA®:15 had on a stand-alone basis; (ii) the Merger eliminated costs associated with the advisory structure that CPA®:15 had previously; and (iii) the combined portfolio has greater tenant and geographic diversification and an improved overall weighted average debt maturity and interest rate. Based on the number of CPA®:15 shares ultimately exchanged of 121,194,272, this premium comprised approximately $121.2 million of the goodwill. In addition to these factors, since the September 30, 2011 valuation date there was a reduction in the fair value of CPA®:15's net assets primarily attributable to the impact of foreign currency exchange rates during the period from September 30, 2011 to the acquisition date.

The fair value of our 28,170,643 common shares issued in the Merger as part of the consideration paid for CPA®:15 of $1.5 billion was derived from the closing market price of our common stock on the acquisition date. As required by GAAP, the fair value related to the assets acquired and liabilities assumed, as well as the shares exchanged, has been computed as of the date we gained control, which was the closing date of the Merger, in a manner consistent with the methodology described above.

Goodwill is not deductible for income tax purposes.

Equity Investments and Noncontrolling Interests
Additionally, we recognized a gain on change in control of interests of $14.7 million for the year ended December 31, 2012 related to the difference between the carrying value of $92.4 million and the fair value of $107.1 million of our previously-held equity interest in 10,389,079 shares of CPA®:15's common stock.

The Merger also resulted in our acquisition of the remaining interests in four investments in which we already had a joint interest and accounted for under the equity method (Note 7). Upon acquiring the remaining interests in these investments, we owned 100% of these investments and thus accounted for these acquisitions as step acquisitions utilizing the purchase method of accounting. Due to the change in control of the four jointly-owned investments that occurred, we recorded an aggregate gain of approximately $6.1 million related to the difference between our carrying values and the fair values of our previously-held equity interests on the acquisition date of $48.7 million and $54.8 million, respectively. Subsequent to the Merger, we consolidate these wholly-owned investments.

The fair values of our previously-held equity interests and our noncontrolling interests are based on the estimated fair market values of the underlying real estate and mortgage debt, both of which were determined by management relying in part on a third party. Real estate valuation requires significant judgment. We determined the significant inputs to be Level 3 with ranges for the entire portfolio as follows:

- Discount rates applied to the estimated net operating income of each property ranged from approximately 3.5% to 14.75%;
- Discount rates applied to the estimated residual value of each property ranged from approximately 5.75% to 12.5%;
- Residual capitalization rates applied to the properties ranged from approximately 7.0% to 11.5%.
- The fair market value of such property level debt was determined based upon available market data for comparable liabilities and by applying selected discount rates to the stream of future debt payments; and
- Discount rates applied to cash flows ranged from approximately 2.7% to 10%.

No illiquidity adjustments to the equity interests or noncontrolling interests were deemed necessary as the investments are held with affiliates and do not allow for unilateral sale or financing by any of the affiliated parties. Furthermore, the discount and/or capitalization rates utilized in the appraisals also reflect the illiquidity of real estate assets. Lastly, there were no control premiums contemplated as the investments were in individual, or a portfolio of, underlying real estate and debt, as opposed to a business operation.

Pro Forma Financial Information (Unaudited)
The following consolidated pro forma financial information has been presented as if the Merger, including the acquisition of Marcourt, had occurred on January 1, 2011 for the years ended 2012 and 2011. The pro forma financial information is not necessarily indicative of what the actual results would have been had the Merger occurred on that date, nor does it purport to represent the results of operations for future periods.

	YEARS ENDED DECEMBER 31,	
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2012	2011
Pro forma total revenues	$536,971	$551,311
Pro forma income attributable to W. P. Carey stockholders	$130,129	$119,133
Pro forma earnings per share:[(a)]		
Basic	$ 1.89	$ 1.73
Diluted	$ 1.87	$ 1.72
Pro forma weighted average shares:[(b)]		
Basic	68,382,378	67,990,118
Diluted	69,071,391	68,268,738

(a) The pro forma income attributable to W. P. Carey stockholders reflects combined general and administrative expenses of $31.7 million and income tax expenses of $9.6 million incurred related to the Merger for the year ended December 31, 2011 as if the Merger had taken place on January 1, 2011.

(b) The pro forma weighted average shares outstanding for the years ended December 31, 2012 and 2011 were determined as if the 28,170,643 shares of our common stock issued to CPA®:15 stockholders in the Merger were issued on January 1, 2011.

4 | AGREEMENTS AND TRANSACTIONS WITH RELATED PARTIES

Advisory Agreements with the Managed REITs

Our predecessor had advisory agreements with each of the Managed REITs pursuant to which it earned certain fees and/or was entitled to receive cash distributions. In connection with the Merger, we entered into amended and restated advisory agreements with each of the CPA® REITs with economic terms similar to the prior agreements, which are outlined in the Annual Report on Form 10-K for the year ended December 31, 2011 as filed by our predecessor with the SEC on February 29, 2012. The amendments, which became effective as of October 1, 2012, provide for the allocation of expenses on the basis of revenues of each of the CPA® REITs rather than an allocation of time charges incurred by our personnel for each of the CPA® REITs. The CPA® REIT advisory agreements are scheduled to expire on September 30, 2013 unless otherwise renewed pursuant to their terms. The CWI advisory agreement, which was scheduled to expire on September 30, 2012, was renewed for an additional year pursuant to its terms, effective as of October 1, 2012. The following table presents a summary of revenue earned and/or cash received from the Managed REITs in connection with providing services as the advisor to the Managed REITs (in thousands):

	YEARS ENDED DECEMBER 31,		
	2012	2011	2010
Asset management revenue	**$ 56,666**	$ 66,808	$ 76,246
Structuring revenue	**48,355**	46,831	44,525
Incentive, termination and subordinated disposition revenue	**—**	52,515	—
Wholesaling revenue	**19,914**	11,664	11,096
Reimbursed costs from affiliates	**98,245**	64,829	60,023
Distributions of Available Cash	**30,009**	15,535	4,468
Deferred revenue earned	**8,492**	5,662	—
	$261,681	$263,844	$196,358

	YEARS ENDED DECEMBER 31,		
	2012	2011	2010
CPA®:14	**$ —**	$ 59,605	$ 23,387
CPA®:15	**21,563**	31,489	31,172
CPA®:16 – Global	**50,825**	40,555	28,478
CPA®:17 – Global	**173,262**	124,465	112,386
CWI	**15,334**	6,745	—
Other	**697**	985	935
	$261,681	$263,844	$196,358

Asset Management Revenue

We earn asset management revenue from each Managed REIT, which is based on average invested assets and is calculated according to the advisory agreement for each Managed REIT. For CPA®:16 – Global prior to the CPA®:14/16 Merger and for CPA®:15 prior to the Merger, this revenue generally totaled 1% per annum, with a portion of this revenue, or 0.5%, contingent upon the achievement of specific performance criteria. For CPA®:16 – Global subsequent to the CPA®:14/16 Merger, we earn asset management revenue of 0.5% of average invested assets. For CPA®:17 – Global, we earn asset management revenue ranging from 0.5% of average market value for long-term net leases and certain other types of real estate investments up to 1.75% of average equity value for certain types of securities. For CWI, we earn asset management revenue of 0.5% of the average market value of lodging-related investments. We do not earn performance revenue from CPA®:17 – Global, CWI and, subsequent to the CPA®:14/16 Merger, from CPA®:16 – Global, but we receive up to 10% of distributions of Available Cash from their operating partnerships.

Under the terms of the advisory agreements, we may elect to receive cash or shares of stock for asset management revenue due from each Managed REIT. In 2012, we elected to receive all asset management revenue from CPA®:15 prior to the Merger in cash, while for CPA®:16 – Global, we elected to receive 50% of asset management revenue in its shares with the remaining 50% payable in cash. For CPA®:17 – Global and CWI, we elected to receive asset management revenue in their shares. For 2011, we elected to receive all asset management revenue in cash, with the exception of CPA®:17 – Global's asset management fee, which we elected to receive in its shares. For 2011, we also elected to receive performance revenue, prior to the CPA®:14/16 Merger, from CPA®:16 – Global in shares of its common stock, while for CPA®:14 prior to CPA®:14/16 Merger, and for CPA®:15 we elected to receive 80% of all performance revenue in shares of their common stock, with the remaining 20% payable in cash. We also elected to receive asset management revenue from CPA®:16 – Global in 2011 in shares of its common stock after the CPA®:14/16 Merger. For CWI, we elected to receive all asset management revenue in cash for 2011.

Reimbursed Costs from Affiliates and Wholesaling Revenue

The Managed REITs reimburse us for certain costs, primarily broker/dealer commissions paid on behalf of the Managed REITs and marketing and personnel costs. Pursuant to the amended and restated advisory agreements, expenses are now allocated based on the revenues of each of the CPA® REITs rather than an allocation of time charges incurred by our personnel for each of the CPA® REITs. In addition, we earn a selling commission of up to $0.65 per share sold and a dealer manager fee of up to $0.35 per share sold from CPA®:17 – Global. We also receive a selling commission of up to $0.70 per share sold and a dealer manager fee of up to $0.30 per share sold from CWI. We re-allow all or a portion of the dealer manager fees to selected dealers in the offerings. Dealer manager fees that are not re-allowed are classified as wholesaling revenue. Additionally, we earned a wholesaling fee of $0.15 per share sold in connection with CPA®:17 – Global's initial public offering through April 7, 2011. We did not earn a wholesaling fee in connection with CPA®:17 – Global's follow-on offering, which commenced on April 7, 2011.

Pursuant to its advisory agreement, upon reaching the minimum offering amount of $10.0 million on March 3, 2011, CWI became obligated to reimburse us for all organization costs and a portion of offering costs incurred in connection with its offering, up to a maximum amount (excluding selling commissions and the dealer manager fee) of 2% of the gross proceeds of its offering and distribution reinvestment plan. Through December 31, 2012, we have incurred organization and offering costs on behalf of CWI of approximately $7.4 million. However, at December 31, 2012, CWI was only obligated to reimburse us $3.1 million of these costs because of the 2% limitation described above, and $2.7 million had been reimbursed as of that date.

Incentive, Termination and Subordinated Disposition Revenue

We earn revenue related to the disposition of properties by the Managed REITs, subject to subordination provisions, which will only be recognized as the relevant conditions are met. Such revenue may include subordinated disposition revenue of no more than 3% of the value of any assets sold, payable only after stockholders have received back their initial investment plus a specified preferred return, and subordinated incentive revenue of 15% of the net cash proceeds distributable to stockholders from the disposition of properties, after recoupment by stockholders of their initial investment plus a specified preferred return. We may also, in connection with the termination of the advisory agreements for the Managed REITs, be entitled to a termination payment based on the amount by which the fair value of a Managed REITs' properties, less indebtedness, exceeds investors' capital plus a specified preferred return.

We waived any acquisition fees payable by CPA®:16 – Global under its advisory agreement with us in respect of the properties it acquired in the CPA®:14/16 Merger and also waived any disposition fees that may subsequently be payable by CPA®:16 – Global upon a sale of such assets. As the advisor to CPA®:14, we earned acquisition fees related to those properties when they were acquired by CPA®:14 and disposition fees on those properties to CPA®:16 – Global by CPA®:14 in the CPA®:14/16 Merger and, as a result, we and CPA®:16 – Global agreed that we should not receive fees upon the acquisition or disposition of the same properties by CPA®:16 – Global.

In connection with providing a liquidity event for CPA®:14 stockholders during the second quarter of 2011 with the completion of the CPA®:14/16 Merger, we earned termination revenue of $31.2 million and subordinated disposition revenue of $21.3 million, which we elected to receive in shares of CPA®:14 and cash, respectively. In connection with the Merger with CPA®:15, we waived the subordinated disposition and termination fees we would have been entitled to receive from CPA®:15 upon its liquidation pursuant to the terms of our advisory agreement with CPA®:15. There was no gain or loss recognized in connection with waiving these subordinated disposition and termination fees.

Structuring Revenue

Under the terms of the advisory agreements, we earn revenue in connection with structuring and negotiating investments and related financing for the Managed REITs, which we call acquisition revenue. We may receive acquisition revenue of up to an average of 4.5% of the total cost of all investments made by each CPA® REIT. Historically, a portion of this revenue (generally 2.5%) was paid when the transaction was completed, while the remainder (generally 2%) was payable in annual installments ranging from three to eight years, provided the relevant CPA® REIT met its performance criterion. For certain types of non-long term net lease investments acquired on behalf of CPA®:17 – Global, initial acquisition revenue may range from 0% to 1.75% of the equity invested plus the related acquisition revenue, with no deferred acquisition revenue being earned. For CWI, we earn initial acquisition revenue of 2.5% of the total investment cost of the properties acquired and loans originated by us not to exceed 6% of the aggregate contract purchase price of all investments and loans with no deferred acquisition revenue being earned. We may also be entitled, subject to the Managed REIT board approval, to fees for structuring loan refinancing of up to 1% of the principal amount. This loan refinancing revenue, together with the acquisition revenue, is referred to as structuring revenue.

Unpaid transaction fees, including accrued interest, are included in Due from affiliates in the consolidated financial statements. Unpaid transaction fees bear interest at annual rates ranging from 5% to 7%. The following tables present the amount of unpaid transaction fees and interest earned on these fees (in thousands):

	DECEMBER 31,	
	2012	2011
Unpaid deferred acquisition fees	$28,654	$29,410

	YEARS ENDED DECEMBER 31,		
	2012	2011	2010
Interest earned on unpaid deferred acquisition fees	$1,064	$ 1,332	$ 1,136

Distributions of Available Cash and Deferred Revenue Earned

We receive distributions of our proportionate share of earnings up to 10% of available cash from CPA®:17 – Global, CWI, and after the UPREIT reorganization, CPA®:16 – Global, as defined in the respective advisory agreements, from their operating partnerships. As discussed under "CPA®:16 – Global UPREIT Reorganization" below, we acquired the Special Member Interest in CPA®:16 – Global's operating partnership for $0.3 million during the second quarter of 2011. We initially recorded the Special Member Interest at its fair value of $28.3 million, which is net of approximately $6.0 million related to our ownership interest in CPA®:16 – Global that was eliminated in our consolidated financial statement, to be amortized into earnings over the expected period of performance. Cash distributions of our proportionate share of earnings from the CPA®:16 – Global and CPA®:17 – Global operating partnerships as well as deferred revenue earned from our Special Member Interest in CPA®:16 – Global's operating partnership are recorded as Income from equity investments in real estate and the Managed REITs within the Investment Management segment. We have not yet earned or received any distributions of our proportionate share of earnings from CWI's operating partnership because CWI has not yet generated Available Cash.

Other Transactions with Affiliates

Transactions with Estate of Wm. Polk Carey

Voting Agreement

In July 2012, we entered into a voting agreement (the "Voting Agreement") with the Estate of Wm. Polk Carey, our Chairman and founder who passed away on January 2, 2012, pursuant to which the Estate and W. P. Carey & Co., Inc., a wholly-owned corporation of the Estate, had agreed, among other things, to vote their share of our predecessor's common stock (the "Listed Shares") at the special meeting of W. P. Carey & Co. LLC's shareholders regarding the REIT Reorganization and Merger in favor of those transactions. The REIT Reorganization and Merger were approved by those shareholders on September 13, 2012 and the transactions closed on September 28, 2012.

Share Purchase Agreement

Concurrently with the execution of the Voting Agreement, we entered into a Share Purchase Agreement with the Estate pursuant to which we agreed to purchase up to an aggregate amount of $85.0 million of our common stock — or, prior to the Merger, the Listed Shares of our predecessor — beneficially owned by the Estate in the following manner: (i) prior to the date of the dissemination of the Joint Proxy Statement / Prospectus of us and CPA®:15 regarding the registration of securities with the SEC on Form S-4 in connection with the REIT Conversion and the Merger (the "Joint Proxy Statement / Prospectus"), the Estate had a one-time option to sell up to an aggregate amount of $25.0 million of Listed Shares (the "First Sale Option"), which, as discussed below, was completed on August 2, 2012; (ii) at any time following the consummation of the Merger, but on or before December 31, 2012, the Estate had a one-time option to sell up to an aggregate amount of $20.0 million of our common stock (the "Second Sale Option"), which, as discussed below, was completed on October 9, 2012; and (iii) at any time following January 1, 2013, but on or before March 31, 2013, the Estate has a one-time option to sell up to an aggregate amount of $40.0 million of our common stock (the "Third Sale Option," and with the First Sale Option and Second Sale Option, each a "Sale Option"). In connection with the exercise of a Sale Option, we agreed to pay a per share purchase price equal to 96% of the volume-weighted-average price of one Listed Share of our predecessor, and/or one share of our common stock, as applicable, for the ten (10) business days immediately prior to the date of notification of exercise.

On July 27, 2012, we received a notice from the Estate indicating its intention to fully exercise the First Sale Option, and as a result, on August 2, 2012, we repurchased 561,418 Listed shares for $25.0 million from the Estate at a price of $44.53 per share. On October 1, 2012, we received a notice from the Estate indicating its intention to fully exercise the Second Sale Option, and, as a result, on October 9, 2012, we repurchased an additional 410,964 shares of our common stock for $20.0 million from the Estate at a price of $48.67 per share. We used our Revolver (Note 12) to finance the repurchases pursuant to the First and Second Sale Options. We currently intend to borrow from our Revolver in order to finance the repurchase of our common stock pursuant to the remaining Third Sale Option if the Estate should decide to exercise it.

Because the Share Purchase Agreement contains put options that, if exercised, would obligate us to settle the transactions in cash, we account for the shares of our common stock owned by the Estate as redeemable securities in accordance with ASC 480 *"Distinguishing Liabilities from Equity"* and Accounting Series Release No. 268 ("ASR 268") *"Presentation in Financial Statements of Redeemable Preferred Stocks."* ASR 268 requires us to reclassify a portion of our permanent equity to redeemable equity in order to reflect the future cash obligations that could arise if the Estate were to exercise the put options requiring us to purchase its shares. When the Estate exercises a Sale Option, we will reclassify the amount from temporary equity to permanent equity, and reclassify the amount from Additional paid-in capital stock to Treasury stock. Accordingly, on the date of the execution of the Share Repurchase Agreement, we reclassified $85.0 million from Additional paid-in capital to Redeemable securities – related party, which represents the maximum amount that we would be required to pay should the Estate exercise all its Sale Options. Additionally, on August 2, 2012 and October 9, 2012, when we purchased our common stock in connection with the Estate's exercise of the First and Second Sale Options, respectively, we reclassified $45.0 million from Redeemable securities – related party to Additional paid-in capital and reclassified the shares from Additional paid-in capital to Treasury stock.

The following table presents a reconciliation of our Redeemable securities – related party (in thousands):

	YEAR ENDED DECEMBER 31, 2012
Balance – beginning of year	$ —
Reclassification from permanent equity to temporary equity	85,000
Redemptions of securities	(45,000)
Balance – end of year	**$ 40,000**

Registration Rights Agreement
Concurrently with the execution of the Voting Agreement and the Share Purchase Agreement, we and the Estate Shareholders entered into a Registration Rights Agreement (the "Registration Rights Agreement").

The Registration Rights Agreement provides the Estate with, at any time following the consummation of the REIT Reorganization, but on or before the third anniversary thereof, subject to certain exceptions and limitations, three demand rights (the "Demand Registration Rights") for the registration via an underwritten public offering of, in each instance, between a minimum of (i)(a) $50.0 million with respect to one Demand Registration Right, and (b) $75.0 million with respect to two Demand Registration Rights, and a maximum of (ii) $250.0 million, worth of shares of our common stock received in the REIT Conversion in exchange for the Listed Shares of our predecessor that were owned by the Estate as of the date of the Registration Rights Agreement.

Additionally, the Registration Rights Agreement provides the Estate Shareholders with, subject to certain exceptions and limitations, unlimited "piggyback" registration rights (the "Piggyback Registration Rights," and together with the Demand Registration Rights, the "Estate Shareholders' Registration Rights") pertaining to the shares of our common stock received in the REIT conversion in exchange for the Listed Shares of our predecessor that were owned by the Estate as of the date of the Registration Rights Agreement.

The Estate Shareholders' Registration Rights are subject to customary lock-up and cutback provisions, and the Registration Rights Agreement contains customary indemnification provisions. We have agreed to bear the expenses incurred in connection with the filing of any registration statements attributable to the exercise of the Estate's Registration Rights, other than any (i) underwriting fees, discounts and sales commissions, (ii) fees, expense and disbursements of legal counsel of the Estate, and (iii) transfer taxes, in each case relating to the sale or disposition by the Estate of shares of our common stock pursuant to the Registration Rights Agreement.

We account for our obligations under the Registration Rights Agreement in accordance with ASC 450 "Contingencies," which requires us to record a liability if the contingent loss is probable and the amount can be estimated. At December 31, 2012, we have not recorded a liability pertaining to our obligations under the Registration Rights Agreement because the amount cannot be reasonably estimated at this time and is not deemed probable.

CPA®:14/16 Merger
On May 2, 2011, CPA®:14 merged with and into a subsidiary of CPA®:16 – Global. In connection with the CPA®:14/16 Merger, on May 2, 2011, we purchased the remaining interests in three jointly-owned investments from CPA®:14, in which we already had a partial ownership interest, for an aggregate purchase price of $31.8 million, plus the assumption of $87.6 million of indebtedness.

In the CPA®:14/16 Merger, CPA®:14 shareholders were entitled to receive $11.50 per share, which was equal to the estimated NAV of CPA®:14 as of September 30, 2010. For each share of CPA®:14 stock owned, each CPA®:14 shareholder received a $1.00 per share special cash dividend and a choice of either (i) $10.50 in cash or (ii) 1.1932 shares of CPA®:16 – Global. The merger consideration of $954.5 million was paid by CPA®:16 – Global, including payment of $444.0 million to liquidating shareholders and issuing 57,365,145 shares of common stock with a fair value of $510.5 million on the date of closing to shareholders of CPA®:14 in exchange for 48,076,723 shares of CPA®:14 common stock. The $1.00 per share special cash distribution, totaling $90.4 million in the aggregate, was funded from the proceeds of the CPA®:14 Asset Sales. In connection with the CPA®:14/16 Merger, we agreed to purchase a sufficient number of shares of CPA®:16 – Global common stock from CPA®:16 – Global to enable it to pay the merger consideration if the cash on hand and available to CPA®:14 and CPA®:16 – Global, including the proceeds of the CPA®:14 Asset Sales and a new $320.0 million senior credit facility of CPA®:16 – Global, were not sufficient. Accordingly, we purchased 13,750,000 shares of CPA®:16 – Global on May 2, 2011 for $121.0 million, which we funded, along with other obligations, with cash on hand and $121.4 million drawn on our then-existing unsecured line of credit.

Upon consummation of the CPA®:14/16 Merger, we earned revenues of $31.2 million in connection with the termination of the advisory agreement with CPA®:14 and $21.3 million of subordinated disposition revenues. We elected to receive our termination revenue in 2,717,138 shares of CPA®:14, which were exchanged into 3,242,089 shares of CPA®:16 – Global in the CPA®:14/16 Merger. Upon closing of the CPA®:14/16 Merger, we received 13,260,091 shares of common stock of CPA®:16 – Global in respect of our shares of CPA®:14.

CAM waived any acquisition fees payable by CPA®:16 – Global under its advisory agreement with CAM in respect of the properties acquired in the CPA®:14/16 Merger and also waived any disposition fees that may subsequently be payable by CPA®:16 – Global upon a sale of such assets. As the advisor to CPA®:14, CAM earned acquisition fees related to those properties acquired by CPA®:14 and disposition fees on those properties upon the liquidation of CPA®:14 and, as a result, CAM and CPA®:16 – Global agreed that CAM should not receive fees upon the acquisition or disposition of the same properties by CPA®:16 – Global.

CPA®:16 – Global UPREIT Reorganization

Immediately following the CPA®:14/16 Merger on May 2, 2011, CPA®:16 – Global completed an internal reorganization whereby CPA®:16 – Global formed an UPREIT, which was approved by CPA®:16 – Global stockholders in connection with the CPA®:14/16 Merger (the "CPA®:16 – Global UPREIT Reorganization"). In connection with the formation of the UPREIT, CPA®:16 – Global contributed substantially all of its assets and liabilities to an operating partnership in exchange for a managing member interest and units of membership interest in the operating partnership, which together represent a 99.985% capital interest of the Managing Member. Through a subsidiary, we acquired a Special Member Interest of 0.015% in the operating partnership for $0.3 million, entitling us to receive certain profit allocations and distributions of cash.

As consideration for the Special Member Interest, we amended our advisory agreement with CPA®:16 – Global to give effect to this UPREIT reorganization and to reflect a revised fee structure whereby (i) our asset management fees are prospectively reduced to 0.5% from 1.0% of the asset value of a property under management, (ii) the former 15% subordinated incentive fee and termination fees have been eliminated and replaced by (iii) a 10% Special General Partner Available Cash Distribution and (iv) the 15% Final Distribution, each defined below. The sum of the new 0.5% asset management fee and the Available Cash Distribution is expected to be lower than the original 1.0% asset management fee; accordingly, the Available Cash Distribution is contractually limited to 0.5% of the value of CPA®:16 – Global's assets under management. However, the amount of after-tax cash we receive pursuant to this revised structure is anticipated to be greater than the amount we received under the previous arrangement. The fee structure related to initial acquisition fees, subordinated acquisition fees and subordinated disposition fees for CPA®:16 – Global remains unchanged.

As Special General Partner, we are entitled to 10% of the operating partnership's available cash (the "Available Cash Distribution"), which was defined as the operating partnership's cash generated from operations, excluding capital proceeds, as reduced by operating expenses and debt service, excluding prepayments and balloon payments. We may elect to receive our Available Cash Distribution in shares of CPA®:16 – Global's common stock. In the event of a capital transaction such as a sale, exchange, disposition or refinancing of CPA®:16 – Global's assets, we are also entitled to receive a Final Distribution equal to 15% of residual returns after giving effect to a 100% return of the Managing Member's invested capital plus a 6% priority return.

We initially recorded the Special Member Interest as an equity investment at its fair value of $28.3 million and an equal amount of deferred revenues (Note 7), which was net of approximately $6.0 million related to our ownership interest of approximately 17.5% in CPA®:16 – Global that was eliminated in our consolidated financial statements. We recognize the deferred revenue earned from our Special Member Interest in CPA®:16 – Global's operating partnership into earnings on a straight-line basis over the expected period of performance, which is currently estimated at three years based on the stated intended life of CPA®:16 – Global as described in its offering documents. The amount of deferred revenue recognized during the years ended December 31, 2012 and 2011 was $8.5 million and $5.7 million, respectively. The amount of deferred revenue recognized in 2012 and 2011 was net of $0.9 million and $0.6 million, respectively, in amortization associated with the basis differential generated by the Special Member Interest in CPA®:16 – Global's operating partnership and our underlying claim on the net assets of CPA®:16 – Global. We determined the fair value of the Special Member Interest based upon a discounted cash flow model, which included assumptions related to estimated future cash flows of CPA®:16 – Global and the estimated duration of the fee stream of three years. The equity investment is evaluated for impairment consistent with the policy described in Note 2. At December 31, 2012 and 2011, the unamortized balance of the deferred revenue was $12.6 million and $22.0 million, respectively.

Other

We own interests in entities ranging from 3% to 95%, as well as jointly-controlled tenancy-in-common interests in properties, with the remaining interests generally held by affiliates, and own common stock in each of the Managed REITs. We consolidate certain of these investments and account for the remainder under the equity method of accounting.

One of our directors and officers was the sole shareholder of Livho, a subsidiary that operates a hotel investment. We consolidated the accounts of Livho in our consolidated financial statements because it was a VIE and we were its primary beneficiary. In order to streamline Livho's corporate structure, in August 2012, the director and officer transferred his ownership interest in Livho for no consideration to one of our subsidiaries, Carey REIT II Inc. No gain or loss was recognized in this transaction. Immediately after the ownership transfer, we became the sole shareholder of Livho and we continue to consolidate the accounts of Livho.

Family members of one of our directors have an ownership interest in certain companies that own noncontrolling interests in one of our French majority-owned subsidiaries. These ownership interests are subject to substantially the same terms as all other ownership interests in the subsidiary companies.

A former employee owns a redeemable noncontrolling interest (Note 14) in W. P. Carey International LLC ("WPCI"), a subsidiary company that structures net lease transactions on behalf of the CPA® REITs outside of the U.S., as well as certain related entities.

During February 2011, we loaned $90.0 million at an annual interest rate of 1.15% to CPA®:17 – Global, which was repaid on April 8, 2011, its maturity date. During May 2011, we loaned $4.0 million at the 30-day LIBOR plus 2.5% to CWI which was repaid on June 6, 2011. In addition, during September 2011, we loaned $2.0 million at LIBOR plus 0.9% to CWI, of which $1.0 million was repaid on September 13, 2011 and the remaining $1.0 million was repaid on October 6, 2011. In connection with these loans, we received interest income from CWI and CPA®:17 – Global totaling $0.2 million during the year ended December 31, 2011.

For related party transactions that occurred subsequent to December 31, 2012, please see Note 20.

5 | NET INVESTMENTS IN PROPERTIES

Real Estate

Real estate, which consists of land and buildings leased to others, at cost, and which are subject to operating leases, is summarized as follows (in thousands):

	DECEMBER 31,	
	2012	2011
Land	**$ 509,530**	$ 111,483
Buildings	**1,822,083**	534,999
Less: Accumulated depreciation	**(116,075)**	(118,054)
	$2,215,538	$ 528,428

Real Estate Acquired During 2012 – As discussed in Note 3, we acquired properties in the Merger, which increased the carrying value of our real estate by $1.8 billion during the year ended December 31, 2012. Other acquisitions of real estate during this period are disclosed in Note 4 and assets disposed of are disclosed in Note 17. Impairment charges recognized on certain properties are discussed in Note 11. During this period, the U.S. dollar weakened against the euro, as the end-of-period rate for the U.S. dollar in relation to the euro at December 31, 2012 increased by 2.1% to $1.3218 from $1.2950 at December 31, 2011. The impact of this weakening was a $12.9 million increase in Real estate from December 31, 2011 to December 31, 2012.

On September 13, 2012, we acquired an interest in an investment leased to the Walgreens Co. at a total cost of $24.8 million, including net lease intangible assets totaling $6.6 million (Note 8) and acquisition-related costs. We updated our purchase price allocation during the fourth quarter of 2012, and recorded a measurement period adjustment of $5.3 million to reduce land and buildings and to increase net lease intangibles. We deemed this investment to be a real estate asset acquisition, and as such, we capitalized acquisition-related costs of $0.2 million. The Walgreens Co. leases are classified as operating leases.

Real Estate Acquired During 2011 – As discussed in Note 4, in connection with the CPA®:14/16 Merger in May 2011, we purchased the remaining interests in certain investments, in which we already had a joint interest, from CPA®:14 as part of the CPA®:14 Asset Sales. These three investments, which lease properties to Checkfree, Federal Express and Amylin, had an aggregate fair value of $174.8 million at the date of acquisition. Prior to this purchase, we had consolidated the Checkfree investments and accounted for the Federal Express and Amylin investments under the equity method. As part of the transaction, we assumed the related non-recourse mortgages on the Federal Express and Amylin investments. These two mortgages and the mortgage on the Checkfree investment had an aggregate fair value of $117.1 million at the date of acquisition (Note 12). Amounts provided are the total amounts attributable to the jointly-owned investments' properties and do not represent the proportionate share that we purchased. Upon acquiring the remaining interests in the investments leased to Federal Express and Amylin, we owned 100% of these investments and accounted for these acquisitions as step acquisitions utilizing the purchase method of accounting. Due to the change in control of the investments that occurred, and in accordance with ASC 810 involving a step acquisition where control is obtained and there is a previously held equity interest, we recorded an aggregate gain of approximately $27.9 million related to the difference between our respective carrying values and the fair values of our previously held interests on the acquisition date. Subsequent to our acquisition, we consolidate all of these wholly-owned investments. The consolidation of these investments resulted in an increase of $90.2 million and $40.8 million to Real estate, net and net lease intangibles, respectively, in May 2011.

During 2011, we reclassified real estate with a net carrying value of $17.9 million to Real estate in connection with an out-of-period adjustment (Note 2).

Operating Real Estate

Operating real estate, which consists of our investments in 21 self-storage properties through Carey Storage and our Livho hotel subsidiary, at cost, is summarized as follows (in thousands):

	DECEMBER 31,	
	2012	2011
Land	**$ 22,158**	$ 24,031
Buildings	**77,545**	85,844
Less: Accumulated depreciation	**(19,993)**	(17,121)
	$ 79,710	$ 92,754

During the year ended December 31, 2012, we recognized an impairment charge of $10.5 million on our hotel property to write down the property's carrying value to its estimated fair value as a result of a decrease in fair value and in the estimated holding period of the hotel (Note 11).

Real Estate Under Construction

At December 31, 2012, real estate under construction was $2.9 million, recorded at cost.

Scheduled Future Minimum Rents

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based increases under non-cancelable operating leases, at December 31, 2012 are as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL
2013	$ 272,559
2014	270,952
2015	249,266
2016	227,445
2017	213,292
Thereafter	1,078,071
Total	$2,311,585

6 | FINANCE RECEIVABLES

Assets representing rights to receive money on demand or at fixed or determinable dates are referred to as finance receivables. Our finance receivable portfolios consist of our Net investments in direct financing leases and deferred acquisition fees. Operating leases are not included in finance receivables as such amounts are not recognized as an asset in the consolidated balance sheets.

Net Investment in Direct Financing Leases

Net investment in direct financing leases is summarized as follows (in thousands):

	DECEMBER 31,	
	2012	2011
Minimum lease payments receivable	**$ 430,514**	$ 29,986
Unguaranteed residual value	**375,706**	57,218
	806,220	87,204
Less: unearned income	**(430,215)**	(29,204)
	$ 376,005	$ 58,000

During 2012, we sold our net investment in a direct financing lease for $2.0 million, net of selling costs, and recognized a net loss on sale of $0.2 million. In connection with the Merger in September 2012, we acquired 15 direct financing leases with a total fair value of $315.8 million (Note 3). During the years ended December 31, 2012 and 2011, in connection with our annual reviews of the estimated residual values of our properties, we recorded no impairment charges related to direct financing leases. We recorded $1.1 million in impairment charges related to several direct financing leases in 2010. Impairment charges related primarily to other-than-temporary declines in the estimated residual values of the underlying properties due to market conditions (Note 11). In the fourth quarter of 2011, we also recorded $1.6 million in connection with an out-of-period adjustment (Note 2). At December 31, 2012 and 2011, Other assets, net included $0.2 million and less than $0.1 million, respectively, of accounts receivable related to amounts billed under these direct financing leases.

During 2011, we reclassified $17.6 million out of Net investments in direct financing leases in connection with an out-of-period adjustment (Note 2).

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI-based adjustments, under non-cancelable direct financing leases at December 31, 2012 are as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL
2013	$ 34,573
2014	32,277
2015	31,968
2016	30,150
2017	29,707
Thereafter	271,839
Total	**$430,514**

Deferred Acquisition Fees Receivable

As described in Note 4, we earn revenue in connection with structuring and negotiating investments and related mortgage financing for the Managed REITs. A portion of this revenue is due in equal annual installments ranging from three to four years, provided the Managed REITs meet their respective performance criteria. Unpaid deferred installments, including accrued interest, from all of the Managed REITs were included in Due from affiliates in the consolidated financial statements.

Credit Quality of Finance Receivables

We generally seek investments in facilities that we believe are critical to a tenant's business and that we believe have a low risk of tenant defaults. At both December 31, 2012 and 2011, none of our finance receivables were past due and we had not established any allowances for credit losses. As discussed above, we acquired 15 direct financing leases with a total fair value of $315.8 million from CPA®:15 in connection with the Merger (Note 3). There were no modifications of finance receivables for either of the years ended December 31, 2012 or 2011. We evaluate the credit quality of our tenant receivables utilizing an internal 5-point credit rating scale, with 1 representing the highest credit quality and 5 representing the lowest. The credit quality evaluation of our tenant receivables was last updated in the fourth quarter of 2012. We believe the credit quality of our deferred acquisition fees receivable falls under category 1, as the CPA® REITs are expected to have the available cash to make such payments.

A summary of our finance receivables by internal credit quality rating is as follows (dollars in thousands):

	NUMBER OF TENANTS AT		NET INVESTMENTS IN DIRECT FINANCING LEASES AT	
INTERNAL CREDIT QUALITY INDICATOR	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2012	DECEMBER 31, 2011
1	3	8	**$ 46,398**	$46,694
2	4	2	**49,764**	11,306
3	8	—	**257,281**	—
4	4	—	**22,562**	—
5	—	—	—	—
			$376,005	$58,000

7 | EQUITY INVESTMENTS IN REAL ESTATE AND THE MANAGED REITS

We own interests in the Managed REITs and unconsolidated real estate investments. We account for our interests in these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting, such as basis differences from other-than-temporary impairments). These investments are summarized below.

Income from equity investments in real estate represents our proportionate share of the income or losses of these investments as well as certain depreciation and amortization adjustments related to other-than-temporary impairment charges. The following table presents information about our equity income from the Managed REITs and other jointly-owned investments (in thousands):

	YEARS ENDED DECEMBER 31,		
	2012	2011	2010
Equity earnings from equity investments in the Managed REITs	**$ 5,509**	$16,928	$ 10,480
Other-than-temporary impairment charges on CPA®:16 – Global operating partnership	**(9,910)**	—	—
Distributions of Available Cash (Note 4)	**30,009**	15,535	4,468
Deferred revenue earned (Note 4)	**8,492**	5,662	—
Equity income from the Managed REITs	**34,100**	38,125	14,948
Equity earnings from other equity investments	**28,292**	13,103	16,044
Total income from equity investments in real estate and the Managed REITs	**$62,392**	**$51,228**	**$30,992**

Managed REITs

We own interests in the Managed REITs and account for these interests under the equity method because, as their advisor and through our ownership in their common stock, we do not exert control over, but we do have the ability to exercise significant influence on, the Managed REITs. We earn asset management and we earned performance revenue from the Managed REITs and have elected, in certain cases, to receive a portion of this revenue in the form of common stock of the Managed REITs rather than cash.

The following table sets forth certain information about our investments in the Managed REITs (dollars in thousands):

FUND	% OF OUTSTANDING SHARES OWNED AT DECEMBER 31, 2012	% OF OUTSTANDING SHARES OWNED AT DECEMBER 31, 2011	CARRYING AMOUNT OF INVESTMENT AT DECEMBER 31, 2012[a]	CARRYING AMOUNT OF INVESTMENT AT DECEMBER 31, 2011
CPA®:15[b]	(c)	7.7%	$ —	$ 93,650
CPA®:16 – Global[d] [e] [f]	18.3%	17.9%	**313,441**	338,964
CPA®:17 – Global[g]	1.3%	0.9%	**38,977**	21,277
CWI	0.4%	0.5%	**727**	121
			$ 353,145	**$454,012**

(a) Includes asset management fees receivable, for which 128,992 shares, 84,595 shares and 9,842 shares of CPA®:17 – Global, CPA®:16 – Global and CWI, respectively, were issued during the first quarter of 2013.

(b) Prior to the Merger, we received distributions of $5.6 million, $6.9 million and $6.2 million from this investment during 2012, 2011 and 2010, respectively.

(c) On September 28, 2012, we acquired all the remaining interests in CPA®:15 and now consolidate this entity (Note 3).

(d) During the year ended December 31, 2012, we recognized other-than-temporary impairment charges totaling $9.9 million on our special member interest in CPA®:16 – Global's operating partnership to reduce the carrying value of our interest in the operating partnership to its estimated fair value (Note 9).

(e) At December 31, 2011, our investment in CPA®:16 – Global comprised more than 20% of our total assets. Therefore, we refer to the audited financials of CPA®:16 – Global filed on February 26, 2013.

(f) We received distributions of $39.7 million, $18.6 million and $4.1 million from this investment during 2012, 2011 and 2010, respectively.

(g) We received distributions of $16.2 million, $10.0 million and $4.7 million from this investment during 2012, 2011 and 2010, respectively.

The following tables present preliminary combined summarized financial information for the Managed REITs. Amounts provided are expected total amounts attributable to the Managed REITs and do not represent our proportionate share (in thousands):

	DECEMBER 31, 2012	DECEMBER 31, 2011
Assets	**$ 8,052,546**	$ 9,184,111
Liabilities	**(3,959,756)**	(4,896,116)
Redeemable noncontrolling interests	**(21,747)**	(21,306)
Noncontrolling interests	**(170,140)**	(330,873)
Stockholders' equity	**$ 3,900,903**	**$ 3,935,816**

	YEARS ENDED DECEMBER 31, 2012	2011	2010
Revenues	**$ 809,364**	$ 789,933	$ 737,369
Expenses[a] [b]	**(626,422)**	(599,822)	(501,216)
Income from continuing operations	**$ 182,942**	**$ 190,111**	**$ 236,153**
Net income attributable to the Managed REITs[c] [d]	**$ 123,815**	**$ 123,479**	**$ 189,155**

(a) Total net expenses recognized by the Managed REITs during the year ended December 31, 2012 included $3.1 million of Merger-related expenses incurred by CPA®:15, of which our share was approximately $0.2 million.

(b) Total net expenses recognized by the Managed REITs during the year ended December 31, 2011 included the following items related to the CPA®:14/16 Merger: (i) $78.8 million of net gains recognized by CPA®:14 in connection with selling certain properties to us, CPA®:17 – Global and third parties, of which our share was approximately $7.4 million; (ii) a net gain of $28.7 million recognized by CPA®:16 – Global in connection with the CPA®:14/16 Merger as a result of the fair value of CPA®:14 exceeding the total merger consideration, of which our share was approximately $5.0 million; (iii) $13.6 million of expenses incurred by CPA®:16 – Global related to the CPA®:14/16 Merger, of which our share was approximately $2.4 million; and (iv) a $2.8 million net loss recognized by CPA®:16 – Global in connection with the prepayment of certain non-recourse mortgages, of which our share was approximately $0.5 million.

(c) Inclusive of impairment charges recognized by the Managed REITs totaling $25.0 million, $57.7 million and $51.4 million during the years ended December 31, 2012, 2011 and 2010, respectively, of which $6.9 million, $45.1 million and $17.4 million were included in discontinued operations, respectively. These impairment charges reduced our income earned from these investments by approximately $4.2 million, $7.8 million and $3.0 million during the years ended December 31, 2012, 2011 and 2010, respectively.

(d) Amounts included net gains on sale of real estate recorded by the Managed REITs totaling $35.4 million, $45.4 million and $30.5 million during the years ended December 31, 2012, 2011 and 2010, respectively, of which $29.6 million, $16.7 million and $14.6 million, were reflected within discontinued operations, respectively.

Interests in Unconsolidated Real Estate Investments

We own interests in single-tenant net leased properties that are leased to corporations through noncontrolling interests (i) in partnerships and limited liability companies that we do not control but over which we exercise significant influence or (ii) as tenants-in-common subject to common control. Generally, the underlying investments are jointly-owned with affiliates. We account for these investments under the equity method of accounting.

The following table sets forth our ownership interests in our equity investments in real estate, excluding the Managed REITs, and their respective carrying values (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2012	CARRYING VALUE AT DECEMBER 31, 2012	2011
Schuler A.G.[a] [b] [c] [d]	67%	**$ 62,006**	$19,958
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 2)[a] [c]	45%	**42,387**	1,062
Advanced Micro Devices[b] [e]	33%	**23,667**	—
The New York Times Company[f]	18%	**20,584**	19,647
C1000 Logistiek Vastgoed B.V.[a] [b] [e]	15%	**14,929**	—
Del Monte Corporation[b] [e]	50%	**8,318**	—
U. S. Airways Group, Inc.[b] [g]	75%	**7,995**	7,415
The Talaria Company (Hinckley)[e]	30%	**7,702**	—
The Upper Deck Company[b] [e]	50%	**7,198**	—
Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH[a] [e]	33%	**6,323**	—
Builders FirstSource, Inc[e]	40%	**5,138**	—
PETsMART, Inc.[e]	30%	**3,808**	—
Consolidated Systems, Inc.[b]	60%	**3,278**	3,387
Carrefour France, SAS[a]	(h)	**—**	20,014
Médica – France, S.A.[a]	(i)	**—**	4,430
Hologic, Inc.	(h)	**—**	4,429
Childtime Childcare, Inc.	(h)	**—**	4,419
Symphony IRI Group, Inc.[j] [k] [l]	(h)	**—**	(24)
SaarOTEC[a] [e] [k]	50%	**(116)**	—
Wanbishi Archives Co. Ltd.[a] [k] [m]	3%	**(736)**	—
		$212,481	$84,737

(a) The carrying value of the investment is affected by the impact of fluctuations in the exchange rate of the foreign currency.
(b) Represents a tenancy-in-common interest, under which the investment is under common control by us and our investment partner.
(c) In connection with the Merger, we acquired an additional interest in this investment from CPA®:15.
(d) We received distributions of $8.2 million, $2.4 million and $2.3 million from this investment during 2012, 2011 and 2010, respectively.
(e) We acquired our interest in this investment in connection with the Merger (Note 3).
(f) We received distributions of $3.2 million and $4.4 million from this investment during 2012 and 2011, respectively.
(g) We received distributions of $2.4 million, $2.2 million and $2.5 million from this investment during 2012, 2011 and 2010, respectively.
(h) In connection with the Merger, we acquired the remaining interest in this investment from CPA®:15. Subsequent to the Merger, we consolidate this investment.
(i) In April 2012, this jointly-owned entity sold its interests in the investment for approximately $76.5 million and recognized a net gain on sale of approximately $34.0 million. Our share of the gain was approximately $15.1 million. Amounts are based on the exchange rate of the euro on the date of sale.
(j) In 2011, this jointly-owned entity sold one of its properties and distributed the proceeds to the entity partners. Our share of the proceeds was approximately $1.4 million, which exceeded our total investment in the entity at that time. During the first quarter of 2011, we recognized an other-than-temporary impairment charge of $0.2 million to reflect the decline in the estimated fair value of the entity's underlying net assets in comparison with the carrying value of our interest in this investment.
(k) At December 31, 2012, or 2011, as applicable, we intended to fund our share of the investment's future operating deficits if the need arose. However, we had no legal obligation to pay for any of the investment's liabilities nor did we have any legal obligation to fund operating deficits.
(l) We received distributions of $2.6 million from this investment during 2011.
(m) We acquired our interest in this investment in 2012 as discussed below.

The following tables present combined summarized financial information of our equity investments. Amounts provided are the total amounts attributable to the investments and do not represent our proportionate share (in thousands):

	December 31,	
	2012	2011
Assets	**$1,286,294**	$1,026,124
Liabilities	**(799,422)**	(706,244)
Redeemable noncontrolling interest	**(21,747)**	(21,306)
Partners'/members' equity	**$ 465,125**	$ 298,574

	Years Ended December 31,		
	2012	2011	2010
Revenues	**$108,242**	$ 118,819	$ 146,214
Expenses	**(64,453)**	(75,992)	(79,665)
Impairment charge[b]	**—**	(8,602)	—
Income from continuing operations	**$ 43,789**	$ 34,225	$ 66,549
Net income attributable to equity method investees[a] [b]	**$ 79,591**	$ 34,225	$ 66,549

(a) Amount during the year ended December 31, 2012 included a net gain of approximately $34.0 million recognized by a jointly-owned entity as a result of selling its interests in the Médica investment. Our share of the gain was approximately $15.1 million.

(b) Amount during the year ended December 31, 2011 included an impairment charge of $8.6 million incurred by a jointly-owned entity that leased property to Symphony IRI Group, Inc. in connection with a potential sale of the property, of which our share was approximately $0.4 million. The entity completed the sale in June 2011.

2012 – In December 2012, an entity in which we and CPA®:17 – Global hold 3% and 97% interests, respectively, purchased a distribution/warehouse in Japan for $52.1 million. Our share of the purchase price was approximately $1.5 million. We account for this investment under the equity method of accounting, as we do not have a controlling interest in the entity but exercise significant influence over it. In connection with this investment, the entity obtained mortgage financing on the property of $31.6 million at an annual interest rate of 2% and term of five years. Our share of the financing was approximately $0.9 million. Amounts are based on the exchange rate of the Japanese yen on the date of acquisition.

8 | INTANGIBLE ASSETS AND LIABILITIES AND GOODWILL

In connection with our acquisitions of properties, we have recorded net lease intangibles which are being amortized over periods ranging from one year to 40 years. In-place lease, tenant relationship and above-market rent intangibles are included in Intangible assets and goodwill, net in the consolidated financial statements. Below-market rent intangibles are included in Accounts payable, accrued expenses and other liabilities in the consolidated financial statements.

In connection with our investment activity during the year ended December 31, 2012, comprised of the Merger (Note 3) and the Walgreens acquisition (Note 5), we have recorded net lease intangibles comprised as follows (dollars in thousands):

	Weighted-Average Life	Initially Reported at September 30, 2012	Measurement Period Adjustments	As Revised at December 31, 2012
Amortizable Intangible Assets				
Lease intangibles:				
In-place lease	12.9	**$ 413,198**	$ 5,322	$ 418,520
Above-market rent	11.7	**284,174**	790	284,964
Total intangible assets		$ 697,372	$ 6,112	$ 703,484
Amortizable Intangible Liabilities				
Below-market rent	29.9	**$ (79,312)**	$(1,111)	$ (80,423)
Above-market ground lease	11.8	**(6,896)**	—	(6,896)
Unamortizable Intangible Liabilities				
Below-market purchase option		**(16,711)**	314	(16,397)
Total intangible liabilities		$(102,919)	$ (797)	$(103,716)

In connection with the Merger, we recorded goodwill of $268.7 million as a result of the Merger Consideration exceeding the fair value of the assets acquired and liabilities assumed (Note 3). The goodwill was attributed to our Real Estate Ownership reporting unit as it relates to the real estate assets we acquired. The following table presents a reconciliation of our goodwill (in thousands):

	INVESTMENT MANAGEMENT	REAL ESTATE OWNERSHIP	TOTAL
Balance at January 1, 2010	$ 63,607	$ —	$ 63,607
Activity	—	—	—
Balance at December 31, 2010	63,607	—	63,607
Activity	—	—	—
Balance at December 31, 2011	63,607	—	63,607
Acquisition of CPA®:15	—	268,683	268,683
Allocation of goodwill to dispositions of properties within the reporting unit[(a)]	—	(3,158)	(3,158)
Balance at December 31, 2012	**$63,607**	**$265,525**	**$329,132**

(a) Amount is included in (Loss) gain on sale of real estate within discontinued operations.

Intangible assets and liabilities and goodwill are summarized as follows (in thousands):

	DECEMBER 31,					
	2012			2011		
	CARRYING AMOUNT	ACCUMULATED AMORTIZATION	TOTAL	CARRYING AMOUNT	ACCUMULATED AMORTIZATION	TOTAL
Amortizable Intangible Assets						
Management contracts	$ 32,765	$ (31,283)	$ 1,482	$ 32,765	$ (30,172)	$ 2,593
	32,765	(31,283)	1,482	32,765	(30,172)	2,593
Lease Intangibles:[(a)]						
In-place lease	474,629	(27,351)	447,278	62,162	(17,585)	44,577
Other intangibles	8,149	(3,406)	4,743	10,968	(4,586)	6,382
Above-market rent	293,627	(13,742)	279,885	9,905	(5,082)	4,823
	776,405	(44,499)	731,906	83,035	(27,253)	55,782
Unamortizable Goodwill and Indefinite-Lived Intangible Assets						
Goodwill	329,132	—	329,132	63,607	—	63,607
Trade name	3,975	—	3,975	3,975	—	3,975
	333,107	—	333,107	67,582	—	67,582
Total intangible assets	**$1,142,277**	**$(75,782)**	**$1,066,495**	**$183,382**	**$(57,425)**	**$125,957**
Amortizable Intangible Liabilities						
Below-market rent	$ (86,171)	$3,227	$(82,944)	$ (6,455)	$1,482	$ (4,973)
Above-market ground lease	(6,896)	103	(6,793)	—	—	—
	(93,067)	3,330	(89,737)	(6,455)	1,482	(4,973)
Unamortizable Intangible Liabilities						
Below-market purchase option	(16,711)	—	(16,711)	—	—	—
Total intangible liabilities	**$ (109,778)**	**$ 3,330**	**$(106,448)**	**$ (6,455)**	**$ 1,482**	**$ (4,973)**

(a) The fair value of the below-market purchase option was equal to the residual value at the date of acquisition.

Net amortization of intangibles, including the effect of foreign currency translation, was $24.7 million, $4.0 million and $1.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. Amortization of below-market rent, above-market rent and above-market ground lease intangibles is recorded as an adjustment to Lease revenues, while amortization of in-place lease and tenant relationship intangibles is included in Depreciation and amortization.

Based on the intangible assets and liabilities recorded at December 31, 2012, scheduled annual net amortization for each of the next five years and thereafter is as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL
2013	$ 84,274
2014	79,533
2015	72,016
2016	70,050
2017	66,667
Thereafter	271,111
Total	**$643,651**

9 | FAIR VALUE MEASUREMENTS

For fair value measurements, the fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for securities that do not fall into Level 1 or Level 2 and for which little or no market data exists, therefore requiring us to develop our own assumptions.

Items Measured at Fair Value on a Recurring Basis

The methods and assumptions described below were used to estimate the fair value of each class of financial instrument. For significant Level 3 items we have also provided the unobservable inputs along with their weighted average ranges.

Money Market Funds — Our money market funds, which are included in Cash in the consolidated financial statements, are comprised of government securities and U.S. Treasury bills. These funds were classified as Level 1 as we used quoted prices from active markets to determine their fair values.

Derivative Assets — Our derivative assets, which are included in Other assets, net in the consolidated financial statements, are comprised of foreign currency forward contracts and stock warrants that were acquired from CPA®:15 through the Merger. The foreign currency forward contracts were measured at fair value using readily observable market inputs, such as quotations on interest rates, and were classified as Level 2 as these instruments are custom, over-the-counter contracts with various bank counterparties that are not traded in the open market. The stock warrants were measured at fair value using internal valuation models that incorporate market inputs and our own assumptions about future cash flows. We classified these assets as Level 3 because these assets are not traded in an active market.

Derivative Liabilities — Our derivative liabilities, which are included in Accounts payable, accrued expenses and other liabilities in the consolidated financial statements, are comprised of interest rate swaps, a substantial amount of which were acquired from CPA®:15 through the Merger (Note 10). These derivative instruments were measured at fair value using readily observable market inputs, such as quotations on interest rates. These derivative instruments were classified as Level 2 because they are custom, over-the-counter contracts with various bank counterparties that are not traded in an active market.

Other Securities — Our other securities, which are included in Other assets, net in the consolidated financial statements, are primarily comprised of our interest in a commercial mortgage loan securitization known as the Carey Commercial Mortgage Trust ("CCMT"). We classified these assets as Level 3 because these assets are not traded in an active market. We estimated the fair value of these assets using internal valuation models that incorporate market inputs and our own assumptions about future cash flows.

Redeemable Noncontrolling Interest — We account for the noncontrolling interest in WPCI as a redeemable noncontrolling interest. We determined the valuation of the redeemable noncontrolling interest using widely accepted valuation techniques, including expected discounted cash flows of the investment as well as the income capitalization approach, which considers prevailing market capitalization rates. We classified this liability as Level 3. Unobservable inputs for WPCI include a discount for lack of marketability, a discount rate and EBITDA multiples with weighted average ranges of 20% — 30%, 22% — 26% and 3x — 5x, respectively. Significant increases or decreases in any one of these inputs in isolation would result in significant changes in the fair value measurement.

The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis. Assets and liabilities presented below exclude assets and liabilities owned by equity investments (in thousands):

		FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2012 USING:		
DESCRIPTION	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets				
Money market funds	$ 231	$231	$ —	$ —
Derivative assets	1,745	—	25	1,720
Total	$ 1,976	$231	$ 25	$1,720
Redeemable Noncontrolling Interest and Liabilities				
Redeemable noncontrolling interest	$ 7,531	$ —	$ —	$7,531
Derivative liabilities	24,578	—	24,578	—
Total	$32,109	$ —	$24,578	$7,531

		FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2011 USING:		
DESCRIPTION	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets				
Other securities	$ 233	$ —	$ —	$ 233
Money market funds	35	35	—	—
Total	$ 268	$ 35	$ —	$ 233
Redeemable Noncontrolling Interest and Liabilities				
Redeemable noncontrolling interest	$ 7,700	$ —	$ —	$7,700
Derivative liabilities	4,175	—	4,175	—
Total	$11,875	$ —	$ 4,175	$7,700

	FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3 ONLY)							
	YEAR ENDED DECEMBER 31, 2012				YEAR ENDED DECEMBER 31, 2011			
	ASSETS				ASSETS			
	OTHER SECURITIES	DERIVATIVE ASSETS	TOTAL ASSETS	REDEEMABLE NONCONTROLLING INTEREST	OTHER SECURITIES	DERIVATIVE ASSETS	TOTAL ASSETS	REDEEMABLE NONCONTROLLING INTEREST
Beginning balance	$ 233	$ —	$ 233	$ 7,700	$263	$—	$263	$ 7,546
Total gains or losses (realized and unrealized):								
Included in earnings	10	80	90	40	(20)	—	(20)	1,923
Included in other comprehensive (loss) income	(7)	—	(7)	6	(10)	—	(10)	(5)
Settlements	(236)	—	(236)	—	—	—	—	—
Acquired due to Merger	—	1,640	1,640	—	—	—	—	—
Distributions paid	—	—	—	(1,055)	—	—	—	(1,309)
Redemption value adjustment	—	—	—	840	—	—	—	(455)
Ending balance	$ —	$1,720	$1,720	$ 7,531	$233	$—	$233	$ 7,700
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ —	$ 80	$ 80	$ —	$ (20)	$—	$ (20)	$ —

We did not have any transfers into or out of Level 1, Level 2 and Level 3 measurements during the years ended December 31, 2012 and 2011. Gains and losses (realized and unrealized) included in earnings for other securities are reported in Other income and (expenses) in the consolidated financial statements.

Our other financial instruments had the following carrying values and fair values as of the dates shown (in thousands):

		DECEMBER 31, 2012		DECEMBER 31, 2011	
	LEVEL	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Non-recourse debt[(a)]	3	$1,715,397	$1,727,985	$356,209	$361,948
Senior Credit Facility	2	253,000	253,000	233,160	233,160
Deferred acquisition fees receivable[(b)]	3	28,654	33,632	29,410	31,638

(a) We determined the estimated fair value of our debt instruments using a discounted cash flow model with rates that take into account the credit of the tenants, where applicable, and interest rate risk. We also considered the value of the underlying collateral taking into account the quality of the collateral, the credit quality of the company, the time until maturity and the current market interest rate.

(b) We determined the estimated fair value of our deferred acquisition fees based on an estimate of discounted cash flows using two significant unobservable inputs, which are the leverage adjusted unsecured spread and an illiquidity adjustment with a weighted average range of 275 — 325 bps and 50 — 100 bps, respectively. Significant increases or decreases to these inputs in isolation would result in a significant change in the fair value measurement.

We estimated that our other financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at both December 31, 2012 and 2011.

Items Measured at Fair Value on a Non-Recurring Basis

We perform an assessment, when required, of the value of certain of our real estate investments. As part of that assessment, we determine the valuation of these assets using widely accepted valuation techniques, including expected discounted cash flows or an income capitalization approach, which considers prevailing market capitalization rates. We review each investment based on the highest and best use of the investment and market participation assumptions. We determined that the significant inputs used to value these investments fall within Level 3. As a result of our assessments, we calculated impairment charges based on market conditions and assumptions that existed at the time. The valuation of real estate is subject to significant judgment and actual results may differ materially if market conditions or the underlying assumptions change. Assets acquired and liabilities assumed in the Merger approximate fair value. The valuation methods related to the assets acquired, liabilities assumed, equity investments and noncontrolling interests associated with the Merger are discussed in Notes 2 and 3.

The following tables present information about our other assets that were measured on a fair value basis (in thousands):

	YEAR ENDED DECEMBER 31, 2012		YEAR ENDED DECEMBER 31, 2011		YEAR ENDED DECEMBER 31, 2010	
	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES
Impairment Charges from Continuing Operations						
Real estate[(a)]	$ —	$ —	$ 380	$ 243	$ —	$ —
Operating real estate[(b)]	**5,002**	**10,467**	—	—	—	—
Net investments in direct financing leases[(c)]	—	—	—	(1,608)	3,548	1,140
Equity investments in real estate[(d)]	**17,140**	**9,910**	1,554	206	22,846	1,394
	22,142	**20,377**	1,934	(1,159)	26,394	2,534
Impairment Charges from Discontinued Operations						
Real estate[(a)]	**39,642**	**12,495**	42,207	11,838	11,662	14,241
	$ 61,784	**$32,872**	**$44,141**	**$10,679**	**$38,056**	**$16,775**

(a) These fair value measurements were developed by third-party sources, subject to our corroboration for reasonableness.

(b) During the year ended December 31, 2012, we recorded an impairment charge of $10.5 million on a hotel property to reduce its carrying value to its estimated fair value, which had declined. The fair value of the hotel property was obtained using an estimate of discounted cash flows using three significant inputs, which are capitalization rate, cash flow discount rate and residual discount rate, of 9.5%, 7.5% and 10.0%, respectively.

(c) In the fourth quarter of 2011, we recorded an out-of-period adjustment of $1.6 million (Note 2).

(d) During the year ended December 31, 2012, we incurred an other-than-temporary impairment charge totaling $9.9 million, on our investment in the Special Member Interest to reduce its carrying value to its estimated fair value, which had declined. This investment's fair value was obtained using an estimate of discounted cash flows using two significant unobservable inputs, which are the discount rate and the estimated general and administrative costs as a percentage of assets under management with a weighted average range of 12.75% – 15.75% and 35 bps – 45 bps, respectively. Significant increases or decreases to these inputs in isolation would result in a significant change in the fair value measurement. The valuation was also dependent upon the estimated date of a liquidity event for CPA®:16 – Global because cash flows attributable to this investment would cease upon such event. Therefore, the fair value of this investment may decline in the future as the estimated liquidation date approaches.

10 | RISK MANAGEMENT AND USE OF DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of our ongoing business operations, we encounter economic risk. There are three main components of economic risk that impact us: interest rate risk, credit risk and market risk. We are primarily subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and our tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of our properties and related loans, as well as changes in the value of our other securities and the shares we hold in the Managed REITs due to changes in interest rates or other market factors. In addition, we own investments in the European Union and are subject to the risks associated with changing foreign currency exchange rates.

Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates and foreign currency exchange rate movements. We have not entered, and do not plan to enter into, financial instruments for trading or speculative purposes. The primary risks related to our use of derivative instruments are that a counterparty to a hedging arrangement could default on its obligation or that the credit quality of the counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction. While we seek to mitigate these risks by entering into hedging arrangements with counterparties that are large financial institutions that we deem to be creditworthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated and qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The following table sets forth certain information regarding our derivative instruments (in thousands):

	Balance Sheet Location	Asset Derivatives Fair Value at December 31, 2012	Asset Derivatives Fair Value at December 31, 2011	Liability Derivatives Fair Value at December 31, 2012	Liability Derivatives Fair Value at December 31, 2011
Derivatives Designated as Hedging Instruments					
Foreign currency contracts	Other assets, net	$ —	$—	$ —	$ —
Interest rate cap	Other assets, net	25	—	—	—
Foreign currency contracts	Accounts payable, accrued expenses and other liabilities	—	—	(2,067)	—
Interest rate swaps	Accounts payable, accrued expenses and other liabilities	—	—	(5,825)	(4,175)
Derivatives Not Designated as Hedging Instruments					
Stock warrants[a]	Other assets, net	1,720	—	—	—
Interest rate swaps[a]	Accounts payable, accrued expenses and other liabilities	—	—	(16,686)	—
Total derivatives		$1,745	$—	$(24,578)	$(4,175)

(a) As described below, we acquired these instruments from CPA®:15 in the Merger.

The following table presents the impact of derivative instruments on the consolidated financial statements (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in Other Comprehensive Income on Derivatives (Effective Portion) Years Ended December 31, 2012	2011	2010
Interest rate swaps	$(1,059)	$(3,564)	$(45)
Interest rate cap	277	—	—
Foreign currency contracts	(1,480)	—	—
Total	$(2,262)	$(3,564)	$(45)

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Reclassified from Other Comprehensive Income into Income (Effective Portion) Years Ended December 31, 2012	2011	2010
Interest rate swaps	$(1,442)	$ —	$ —
Foreign currency contracts	(186)		
Total	$(1,628)	$ —	$ —

Derivatives Not in Cash Flow Hedging Relationships	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income on Derivatives Years Ended December 31, 2012	2011	2010
Interest rate swaps	Other income and (expenses)	$ 429	$ —	$ —
Stock warrants	Other income and (expenses)	108	—	—
Total		$ 537	$ —	$ —

See below for information on our purposes for entering into derivative instruments and for information on derivative instruments owned by unconsolidated entities, which are excluded from the tables above.

Interest Rate Swaps and Caps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our investment partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with counterparties. Interest rate swaps, which effectively convert the variable-rate debt service obligations of the loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. Interest rate caps limit the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

The interest rate swaps that we had outstanding on our consolidated subsidiaries at December 31, 2012 were designated as cash flow hedges and are summarized as follows (currency in thousands):

DESCRIPTION	TYPE	NOTIONAL AMOUNT	EFFECTIVE INTEREST RATE	EFFECTIVE DATE	EXPIRATION DATE	FAIR VALUE AT DECEMBER 31, 2012[(a)]
3-Month Euro Interbank Offering Rate ("Euribor")	Interest rate cap	€69,457	2.0%	12/2012	12/2014	$ 25
3-Month Euribor	"Pay-fixed" swap	€ 6,286	4.2%	3/2008	3/2018	(1,392)
1-Month LIBOR	"Pay-fixed" swap	$33,631	3.0%	7/2010	7/2020	(3,624)
1-Month LIBOR	"Pay-fixed" swap	$25,714	3.9%	8/2012	8/2022	(403)
1-Month LIBOR	"Pay-fixed" swap	$ 6,905	4.4%	6/2012	3/2022	(122)
1-Month LIBOR	"Pay-fixed" swap	$ 4,414	3.0%	4/2010	4/2015	(247)
1-Month LIBOR	"Pay-fixed" swap	$ 3,500	3.7%	12/2012	2/2019	(37)
						$(5,800)

(a) Amounts are based on the applicable exchange rate of the euro at December 31, 2012.

The interest rate swaps that we had outstanding on our consolidated subsidiaries at December 31, 2012 were not designated as hedging and are summarized as follows (currency in thousands):

DESCRIPTION[(a) (c)]	TYPE	NOTIONAL AMOUNT	EFFECTIVE INTEREST RATE	EFFECTIVE DATE	EXPIRATION DATE	FAIR VALUE AT DECEMBER 31, 2012[(b)]
3-Month Euribor	"Pay-fixed" swap	€100,000	3.7%	7/2006	7/2016	$ (15,462)
3-Month Euribor	"Pay-fixed" swap	€ 15,970	0.9%	4/2012	7/2013	(86)
3-Month Euribor	"Pay-fixed" swap	€ 6,975	4.4%	4/2008	10/2015	(523)
3-Month Euribor	"Pay-fixed" swap	€ 5,479	4.3%	4/2007	7/2016	(615)
						$(16,686)

(a) These interest rate swaps were acquired from CPA®:15 in the Merger. They do not qualify for hedge accounting; however, they do protect against fluctuations in interest rates related to the variable-rate debt we acquired in the Merger.

(b) Amounts are based on the applicable exchange rate of the euro at December 31, 2012.

(c) Notional and fair value amounts include, on a combined basis, portions attributable to noncontrolling interests totaling $33.7 million and $(4.2) million, respectively.

The interest rate caps that our unconsolidated jointly-owned investments had outstanding at December 31, 2012 were designated as cash flow hedges and are summarized as follows (currency in thousands):

DESCRIPTION	OWNERSHIP INTEREST AT DECEMBER 31, 2012	TYPE	NOTIONAL AMOUNT	CAP RATE	SPREAD	EFFECTIVE DATE	EXPIRATION DATE	FAIR VALUE AT DECEMBER 31, 2012
3-Month LIBOR[(a)]	17.8%	Interest rate cap	$119,185	4.0%	4.8%	8/2009	8/2014	$ 1
1-Month LIBOR[(b)]	79.0%	Interest rate cap	17,275	3.0%	4.0%	9/2009	4/2014	—
								$ 1

(a) The applicable interest rate of the related loan was 2.9% at December 31, 2012; therefore, the interest rate cap was not being utilized at that date.

(b) The applicable interest rate of the related loan was 4.2% at December 31, 2012; therefore, the interest rate cap was not being utilized at that date. The fair value for this interest rate cap was less than $0.1 million at December 31, 2012.

Foreign Currency Contracts

We are exposed to foreign currency exchange rate movements. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency. This reduces our overall exposure to the actual equity that we have invested and the equity portion of our cash flow. However, we are subject to foreign currency exchange rate movements to the extent of the difference in the timing and amount of the rental obligation and the debt service. We may also face challenges with repatriating cash from our foreign investments. We may encounter instances where it is difficult to repatriate cash because of jurisdictional restrictions or because repatriating cash may result in current or future tax liabilities. Realized and unrealized gains and losses recognized in earnings related to foreign currency transactions are included in Other income and (expenses) in the consolidated financial statements.

In order to hedge certain of our foreign currency cash flow exposures, we enter into foreign currency forward contracts. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. By entering into forward contracts, we are locked into a future currency exchange rate for the term of the contract. These instruments guarantee that the exchange rate will not fluctuate beyond the range of the options' strike prices.

The following table presents the foreign currency derivative contracts we had outstanding at December 31, 2012 which were designated as cash flow hedges (currency in thousands, except strike price):

TYPE	NOTIONAL AMOUNT	STRIKE PRICE	EFFECTIVE DATE	EXPIRATION DATE	FAIR VALUE AT DECEMBER 31, 2012[a]
Foreign currency forward contracts	€50,648	$1.27 - 1.30	5/2012	3/2013 - 6/2017	$(2,051)
Foreign currency forward contracts	€ 8,700	$1.34 - 1.35	12/2012	9/2017 - 3/2018	(16)
					$(2,067)

(a) Amounts are based on the applicable exchange rate of the euro at December 31, 2012.

Stock Warrants

In connection with the Merger, we acquired warrants from CPA®:15, which were granted by Hellweg to CPA®:15 in connection with structuring the initial lease transaction, for a total cost of $1.6 million, which was the fair value of the warrants on the date of acquisition. These warrants give us participation rights to any distributions made by Hellweg 2. In addition, we are entitled to a cash distribution that equals a certain percentage of the liquidity event price of Hellweg 2, should a liquidity event occur. Because these warrants are readily convertible to cash and provide for net cash settlement upon conversion, we account for them as derivative instruments. At December 31, 2012, these warrants had a fair value of $1.7 million.

Other

Amounts reported in Other comprehensive income related to interest rate swaps will be reclassified to interest expense as interest payments are made on our variable-rate debt. Amounts reported in Other comprehensive income related to foreign currency contracts will be reclassified to Other income and (expenses) when the hedged foreign currency proceeds from foreign operations are repatriated to the U.S. At December 31, 2012, we estimate that an additional $1.9 million will be reclassified as interest expense during the next 12 months related to our interest rate swaps.

We measure our credit exposure on a counterparty basis as the net positive aggregate estimated fair value of our derivatives, net of collateral received, if any. No collateral was received as of December 31, 2012. At December 31, 2012, our total credit exposure and the maximum exposure to any single counterparty was less than $0.1 million, inclusive of noncontrolling interest.

Some of the agreements we have with our derivative counterparties contain certain credit contingent provisions that could result in a declaration of default against us regarding our derivative obligations if we either default or are capable of being declared in default on certain of our indebtedness. At December 31, 2012, we had not been declared in default on any of our derivative obligations. The estimated fair value of our derivatives that were in a net liability position was $25.7 million, which included accrued interest but excluded any adjustment for nonperformance risk. If we had breached any of these provisions at December 31, 2012, we could have been required to settle our obligations under these agreements at their aggregate termination value of $27.3 million.

Portfolio Concentration Risk

Concentrations of credit risk arise when a group of tenants is engaged in similar business activities or is subject to similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. While we believe our portfolio is reasonably well diversified, it does contain concentrations in excess of 10%, based on the percentage of our annualized contractual minimum base rent for the fourth quarter of 2012, in certain areas, as shown in the table below. The percentages in the table below represent our directly-owned real estate properties and do not include our pro rata share of equity investments.

	DECEMBER 31, 2012
Region	
California	10%
Other U.S.	62%
Total U.S	72%
Total Europe	28%
Total	100%
Asset Type	
Office	29%
Industrial	19%
Warehouse/Distribution	15%
Retail	14%
Self storage	10%
All others	13%
Total	100%
Tenant Industry	
Retail	20%
All other	80%
	100%

Except for our investment in CPA®:16 – Global, there were no significant concentrations, individually or in the aggregate, related to our unconsolidated jointly-owned investments. At December 31, 2012, we owned approximately 18.3% of CPA®:16 – Global, which had total assets at that date of approximately $3.4 billion consisting of a portfolio comprised of two hotel properties and full or partial ownership interests in 498 properties substantially all of which were triple-net leased to 144 tenants, and has certain concentrations within its portfolio, which are outlined in its periodic filings.

11 | IMPAIRMENT CHARGES

The following table summarizes impairment charges recognized on our consolidated and unconsolidated real estate investments for all periods presented (in thousands):

	YEARS ENDED DECEMBER 31,		
	2012	2011	2010
Real estate	$ —	$ 243	$ —
Operating real estate	**10,467**	—	—
Net investments in direct financing leases	—	(1,608)	1,140
Total impairment charges included in expenses	10,467	(1,365)	1,140
Equity investments in real estate[a]	**9,910**	206	1,394
Total impairment charges included in continuing operations	20,377	(1,159)	2,534
Impairment charges included in discontinued operations	**12,495**	11,838	14,241
Total impairment charges	$32,872	$10,679	$16,775

(a) Impairment charges on our equity investments in real estate are included in Income from equity investments in real estate and the Managed REITs within the consolidated financial statements.

Real Estate

During the year ended December 31, 2011, we recognized an impairment charge of $0.2 million on a domestic property. This impairment was the result of writing down the property's carrying value to its estimated fair value in connection with the tenant vacating the property.

Operating Real Estate

During the year ended December 31, 2012, we recognized an impairment charge of $10.5 million on our Livho hotel property to write down the property's carrying value to its estimated fair value as a result of a decrease in fair value and the estimated holding period of the hotel.

Direct Financing Leases

In connection with our annual review of the estimated residual values on our properties classified as net investments in direct financing leases, we determined that an other-than-temporary decline in estimated residual value had occurred at various properties due to market conditions. The changes in estimates resulted in the recognition of impairment charges totaling $1.1 million in 2010. In the fourth quarter of 2011, we recorded an out-of-period adjustment of $1.6 million (Note 2).

Equity Investments in Real Estate

During the year ended December 31, 2012, we recognized an other-than-temporary impairment charge of $9.9 million on our Special Member Interest in CPA®:16 – Global's operating partnership to reduce the carrying value of our interest in the operating partnership to its estimated fair value (Note 9). During the year ended December 31, 2011, we recognized an other-than-temporary impairment charge of $0.2 million on a jointly-held real estate investment as a result of the sale of the property. In connection with our annual review of the fair value of our equity investments, we recognized an other-than-temporary impairment charge of $1.4 million during the year ended December 31, 2010 to reflect the decline in the estimated fair value of the investment's underlying net assets in comparison with the carrying value of our interest in the investment.

Properties Sold

During the years ended December 31, 2012, 2011 and 2010, we recognized impairment charges on properties sold totaling $12.5 million, $11.8 million, and $14.2 million, respectively. These impairment charges, which are included in discontinued operations, were the result of reducing these properties' carrying values to their estimated fair values (Note 17) in connection with and prior to anticipated sales.

12 | DEBT

Senior Credit Facility

In February 2012, we amended and restated our existing credit agreement (the "Amended and Restated Credit Agreement") to increase the maximum aggregate principal amount from $450.0 million to $625.0 million, which is comprised of a $450.0 million unsecured revolving credit facility (the "Revolver") and a $175.0 million term loan facility (the "Term Loan Facility" and, together with the Revolver, the "Senior Credit Facility.") The Term Loan Facility was available in a single draw for use solely to finance the cash portion of the Merger Consideration and transaction costs and expenses. We drew down the full amount of the Term Loan Facility on September 28, 2012 in connection with the closing of the Merger. The Senior Credit Facility matures in December 2014, but may be extended by one year at our option, subject to the conditions provided in the Amended and Restated Credit Agreement. At our election, the principal amount available under the Senior Credit Facility may be increased by up to an additional $125.0 million, subject to the conditions provided in the Amended and Restated Credit Agreement. The Senior Credit Facility also permits (i) up to $150.0 million to be borrowed in certain currencies other than the U.S. dollar, (ii) swing line loans of up to $35.0 million, and (iii) the issuance of letters of credit in an aggregate amount not to exceed $50.0 million.

The Senior Credit Facility provides for an annual interest rate, at our election, of either (i) the Eurocurrency Rate or (ii) the Base Rate, in each case plus the Applicable Rate (each as defined in the Amended and Restated Credit Agreement). Prior to us obtaining an Investment Grade Debt Rating (as defined in the Amended and Restated Credit Agreement), the Applicable Rate on Eurocurrency Rate loans and letters of credit ranges from 1.75% to 2.50% (based on LIBOR) and the Applicable Rate on Base Rate loans ranges from 0.75% to 1.50% (based on the "prime rate", defined in the Amended and Restated Credit Agreement as a rate of interest set by the Bank of America based upon various factors including Bank of America's costs and desired returns). After an Investment Grade Debt Rating has been obtained, the Applicable Rate on Eurocurrency Rate loans and letters of credit ranges from 1.10% to 2.00% (based on LIBOR) and the Applicable Rate on Base Rate loans ranges from 0.10% to 1.00% (based on the "prime rate"). Swing line loans will bear interest at the Base Rate plus the Applicable Rate then in effect. In addition, prior to obtaining an Investment Grade Debt Rating, we pay a quarterly fee ranging from 0.3% to 0.4% of the unused portion of the line of credit, depending on our leverage ratio. After an Investment Grade Debt Rating has been obtained, we will pay a facility fee ranging from 0.2% to 0.4% of the total commitment. In connection with the amendments of the credit agreement, we incurred costs of $7.0 million, which are being amortized over the remaining term of the facility.

Availability under the Senior Credit Facility is dependent upon a number of factors, including the Unencumbered Property NOI, the Unencumbered Management EBITDA and the Total Unsecured Outstanding Indebtedness (each as defined in the Amended and Restated Credit Agreement). At December 31, 2012, availability under the Senior Credit Facility was $625.0 million, of which we had drawn $253.0 million, including $175.0 million under the Term Loan which we used to pay for the cash portion of the Merger Consideration (Note 3). At December 31, 2012, we paid interest on the Senior Credit Facility at an annual interest rate consisting of LIBOR plus 2.00%. In addition, as of December 31, 2012, our lenders had issued letters of credit totaling $5.4 million on our behalf in connection with certain contractual obligations, which reduce amounts that may be drawn under the Revolver. The Revolver is currently expected to be utilized primarily for potential new investments; repayment of existing debt and general corporate purposes as well as for repurchases of our common stock from the Estate Shareholders (Note 4).

We are required to ensure that the total Restricted Payments (as defined in the Amended and Restated Credit Agreement) made in the current quarter, when added to the total for the three preceding fiscal quarters, does not exceed the greater of (i) 95% of Adjusted Funds from Operations (as defined in the Amended and Restated Credit Agreement) and (ii) the amount of Restricted Payments required in order for us to maintain our REIT status. Restricted Payments include quarterly dividends and the total amount of shares repurchased by us, if any, in excess of $50.0 million per year. In addition to placing limitations on dividend distributions and share repurchases, the Amended and Restated Credit Agreement stipulates certain financial covenants. We were in compliance with all of these covenants at December 31, 2012.

Non-Recourse Debt

Non-recourse debt consists of mortgage notes payable, which are collateralized by the assignment of real property, and direct financing leases, with an aggregate carrying value of approximately $2.0 billion at December 31, 2012. Our mortgage notes payable had fixed annual interest rates ranging from 2.7% to 10.0% and variable effective annual interest rates ranging from 1.2% to 7.6% with maturity dates ranging from 2013 to 2026 at December 31, 2012.

2012 — In connection with the Merger (Note 3), we assumed property level debt comprised of 9 variable-rate and 58 fixed-rate non-recourse mortgage loans with fair values totaling $295.2 million and $1.1 billion, respectively, on the acquisition date and recorded an aggregate net fair market value adjustment of $14.8 million at that date. The fair market value adjustment will be amortized to interest expense over the remaining lives of the related loans using the effective interest rate method. These fixed-rate and variable-rate mortgages had weighted-average annual interest rates of 5.08% and 5.03%, respectively. The weighted-average annual interest rate for the variable-rate mortgages was calculated using the applicable interest rates on the date of the Merger.

During the year ended December 31, 2012, we refinanced four maturing non-recourse mortgages totaling $21.2 million with new financing totaling $23.8 million. These mortgage loans have a weighted-average annual interest rate and term of 4.2% and 11.5 years, respectively.

2011 — In connection with our acquisition of three properties from CPA®:14 in May 2011 as part of the CPA®:14 Asset Sales (Note 4), we assumed two non-recourse mortgage loans with an aggregate fair value of $87.6 million (and a carrying value of $88.7 million) on the date of acquisition and recorded a net fair market value adjustment of $1.1 million. The fair market value adjustment will be amortized to interest expense over the remaining lives of the loans. These mortgage loans have a weighted-average annual fixed interest rate and remaining term of 5.8% and 8.3 years, respectively.

During the year ended December 31, 2011, we refinanced two maturing non-recourse mortgage loans totaling $10.5 million with new financing totaling $11.9 million and obtained new financing on two unencumbered properties totalling $29.0 million. These mortgage loans have a weighted-average annual interest rate and term of 5.1% and 10.4 years, respectively. Additionally, during the year ended December 31, 2011, the Carey Storage borrowed a total of $4.6 million, inclusive of amounts attributable to the third-party's interest of $2.8 million, with a weighted-average annual interest rate and term of 6.7% and 8.2 years, respectively.

2010 — In connection with an acquisition in February 2010, we obtained non-recourse mortgage financing of $35.0 million at an annual interest rate of LIBOR plus 2.5% that has been fixed at 5.5% through the use of an interest rate swap. This financing has a term of 10 years.

In connection with their acquisitions in 2010, the Carey Storage and an entity 100% owned by Carey Storage obtained new non-recourse mortgage financing and assumed existing mortgage loans from the sellers totaling $17.1 million, inclusive of amounts attributable to the Investor's interest of $8.2 million. The mortgage loans have a weighted-average annual fixed interest rate and term of 6.3% and 8.5 years, respectively.

Scheduled Debt Principal Payments

Scheduled debt principal payments for each of the next five calendar years following December 31, 2012, and thereafter are as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL[a]
2013	$ 174,648
2014[b]	631,345
2015	240,681
2016	87,223
2017	125,999
Thereafter through 2037	725,257
	1,985,153
Unamortized discount	(16,756)
Total	**$ 1,968,397**

(a) Certain amounts are based on the applicable foreign currency exchange rate at December 31, 2012.

(b) Includes $78.0 million outstanding under our Revolver and $175.0 million outstanding under our Term Loan Facility at December 31, 2012, each of which is scheduled to mature in 2014 unless extended pursuant to its terms.

13 I COMMITMENTS AND CONTINGENCIES

At December 31, 2012, we were not involved in any material litigation.

For a description of an agreement that we entered into regarding repurchases of our common stock from the Estate Shareholders, see Note 4.

Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

14 I EQUITY

Distributions

Distributions paid to stockholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. The following table presents distributions per share, declared and paid in October 2012, reported for federal tax purposes and serves as a designation of capital gain distributions, if applicable, pursuant to Internal Revenue Code Section 857(b)(3)(C) and Treasury Regulation § 1.857-6(e):

	DISTRIBUTIONS PAID ON OCTOBER 16, 2012
Ordinary income	$0.6228
Return of capital	0.0272
Total distributions	**$0.6500**

We declared a quarterly distribution of $0.6600 per share in December 2012, which was paid in January 2013 to stockholders of record at December 31, 2012; and a quarterly distribution of $0.5630 per share in December 2011, which was paid in January 2012 to stockholders of record at December 31, 2011.

Redeemable Noncontrolling Interest

On June 30, 2003, WPCI granted an incentive award to two officers of WPCI consisting of 1,500,000 restricted units, representing an approximate 13% interest in WPCI, and 1,500,000 options for WPCI units with a combined fair value of $2.5 million at that date. Both the options and restricted units vested ratably over five years, with full vesting occurring December 31, 2007. During 2008, the officers exercised all of their 1,500,000 options to purchase 1,500,000 units of WPCI at $1.00 per unit. Upon the exercise of the WPCI options, the officers had a total interest of approximately 23% in WPCI. The terms of the vested restricted units and units received in connection with the exercise of options of WPCI by noncontrolling interest holders provided that the units could be redeemed, commencing December 31, 2012 and thereafter, solely in exchange for our shares and that any redemption would be subject to a third-party valuation of WPCI.

In December 2009, one of those officers resigned from W. P. Carey, WPCI and all affiliated entities pursuant to a mutually agreed separation. In October 2012, the remaining officer's employment with W. P. Carey, WPCI and all affiliated entities was terminated. At December 31, 2012, this former employee has a total interest of approximately 7.7% in each of WPCI and the related entities. We account for the noncontrolling interest in WPCI held by this former employee as a redeemable noncontrolling interest, as we have an obligation to repurchase the interest from that individual, at his election and subject to certain conditions. The individual's interest is reflected at estimated redemption value for all periods presented.

The following table presents a reconciliation of redeemable noncontrolling interest (in thousands):

	YEARS ENDED DECEMBER 31,		
	2012	2011	2010
Beginning balance	**$ 7,700**	$ 7,546	$ 7,692
Redemption value adjustment	**840**	(455)	(471)
Net income	**40**	1,923	1,293
Distributions	**(1,055)**	(1,309)	(956)
Change in other comprehensive (loss) income	**6**	(5)	(12)
Ending balance	$ 7,531	$ 7,700	$ 7,546

Transfers to Noncontrolling Interest

The following table presents a reconciliation of the effect of transfers in noncontrolling interest (in thousands):

	YEARS ENDED DECEMBER 31,		
	2012	2011	2010
Net income attributable to W. P. Carey	**$62,132**	$ 139,079	$73,972
Transfers to noncontrolling interest			
Decrease in W. P. Carey's additional paid-in capital for purchase of 50 Rock	**(154)**	—	—
Decrease in W. P. Carey's additional paid-in capital for purchase of CheckFree Holdings, Inc.	—	(5,879)	—
Net transfers to noncontrolling interest	(154)	(5,879)	—
Change from net income attributable to W. P. Carey and transfers to noncontrolling interest	$61,978	$133,200	$73,972

Accumulated Other Comprehensive Loss

The following table presents the components of accumulated other comprehensive loss reflected in equity, net of tax. Amounts include our proportionate share of other comprehensive income or loss from our unconsolidated investments (in thousands):

	DECEMBER 31,	
	2012	2011
Unrealized gain on marketable securities	**$ 31**	$ 37
Unrealized loss on derivative instruments	**(6,029)**	(5,246)
Foreign currency translation adjustment	**1,349**	(3,298)
Accumulated other comprehensive loss	$ (4,649)	$(8,507)

Earnings Per Share

To determine earnings per share, all unvested share-based payment awards that contain non-forfeitable rights to distributions are considered to be participating securities and therefore are included in the computation of earnings per share under the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common shares and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Our unvested RSUs contain rights to receive non-forfeitable distribution equivalents, and therefore we apply the two-class method of computing earnings per share. The calculation of earnings per share below excludes the income attributable to the unvested RSUs from the numerator. The following table summarizes basic and diluted earnings per share for the periods indicated (in thousands, except share amounts):

	YEARS ENDED DECEMBER 31,		
	2012	2011	2010
Net income attributable to W. P. Carey	**$62,132**	$139,079	$73,972
Allocation of earnings to participating unvested RSUs	**(535)**	(2,130)	(440)
Net income – basic	**61,597**	136,949	73,532
Income effect of dilutive securities, net of taxes	**23**	1,076	724
Net income – diluted	**$61,620**	**$138,025**	**$74,256**
Weighted average shares outstanding – basic	**47,389,460**	39,819,475	39,514,746
Effect of dilutive securities	**689,014**	278,620	493,148
Weighted average shares outstanding – diluted	48,078,474	**40,098,095**	**40,007,894**

Securities included in our diluted earnings per share determination consist of stock options and restricted stock awards. Securities totaling 207,258 shares and 247,750 shares for the years ended December 31, 2011 and 2010, respectively, were excluded from the earnings per share computations above as their effect would have been anti-dilutive. For information on long-term incentive plan awards issued to key employees subsequent to December 31, 2012 that could have a dilutive impact on our earnings per share calculation, please see Note 20.

Sale of Common Shares

On October 19, 2012, we entered into an agreement to sell 937,500 shares of our common stock to an institutional investor, which were issued pursuant to our existing shelf registration statement. The shares were issued in a privately negotiated transaction at a purchase price of $48.00 per share. The proceeds to us from the sale of these shares were $45.0 million. We delivered the shares to the institutional investor on October 19, 2012.

15 | STOCK-BASED AND OTHER COMPENSATION

Stock-Based Compensation

At December 31, 2012, we maintained several stock-based compensation plans as described below. The total compensation expense (net of forfeitures) for awards issued under these plans was $26.2 million, $17.8 million and $7.4 million for the years ended December 31, 2012, 2011 and 2010, respectively, all of which are included in General and administrative expenses in the consolidated financial instruments. As compared to the prior year, stock-based compensation expense for the year ended December 31, 2012 increased by $8.1 million due to awards issued during 2012 with higher fair values as a result of the increase in our stock price between the two years. In addition, 2012 included an additional $2.8 million of compensation expense as a result of our revision of the expected vesting of PSUs granted during 2009 and 2010 and a reduction related to our revision in our expected forfeitures of $2.5 million. The tax benefit recognized by us related to these awards totaled $16.2 million, $7.8 million and $3.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

In connection with the Merger in September 2012, we adopted and assumed all of the stock-based compensation plans of our predecessor and all of its obligations thereunder. There has been no significant activity or changes to the terms and conditions of any of our stock-based compensation plans or arrangements during 2012, other than as described below.

2009 Incentive Plan and 1997 Incentive Plans

We maintain the 1997 Share Incentive Plan (as amended, the "1997 Incentive Plan"), which authorized the issuance of up to 6,200,000 shares of our common stock. In June 2009, our shareholders approved the 2009 Share Incentive Plan (the "2009 Incentive Plan") to replace the 1997 Incentive Plan, except with respect to outstanding contractual obligations under the 1997 Incentive Plan, so that no further awards can be made under that plan. The 2009 Incentive Plan authorizes the issuance of up to 3,600,000 shares of our common stock, of which 1,959,996 remain available for issuance of RSUs and PSUs at December 31, 2012. The 1997 Incentive Plan provided for the grant of (i) share options, which may or may not qualify as incentive stock options under the Code, (ii) performance shares or PSUs, (iii) dividend equivalent rights and (iv) restricted shares or RSUs. The 2009 Incentive Plan provides for the grant of (i) share options, (ii) restricted shares or RSUs, (iii) performance shares or PSUs, and (iv) dividend equivalent rights. The vesting of grants under both plans is accelerated upon a change in our control and under certain other conditions.

In December 2007, the Compensation Committee approved the long-term incentive plan ("LTIP") and terminated further contributions to the Partnership Equity Unit Plan described below. The following table presents LTIP awards granted in the past three years:

	2009 INCENTIVE PLAN	
FISCAL YEAR	RSUS AWARDED	PSUS AWARDED
2010	140,050	159,250
2011[(a)]	524,550	291,600
2012[(b)]	259,400	314,400

(a) Includes 340,000 RSUs and 100,000 PSUs issued in connection with entering into employment agreements with certain employees, and excludes 20,000 PSUs for which the terms and conditions were not determined at the time of grant.

(b) Includes 78,000 RSUs and 142,000 PSUs issued in connection with entering into employment agreements with certain employees, and excludes 20,000 PSUs for which the terms and conditions were not determined at the time of grant. Also includes 10,000 PSUs awarded related to 2011 awards for which the previously undetermined terms and conditions of the grant were finalized in 2012.

As a result of issuing the LTIP awards, we currently expect to recognize compensation expense totaling approximately $33.6 million over the vesting period. We have previously recognized compensation expense of $24.8 million, $15.7 million and $5.7 million during 2012, 2011 and 2010, respectively, related to these awards.

2009 Non-Employee Directors' Incentive Plan and 1997 Non-Employee Directors' Plan

We maintain the 1997 Non-Employee Directors' Plan (the "1997 Directors' Plan"), which authorized the issuance of up to 300,000 shares of our Common Stock. In June 2007, the 1997 Directors' Plan, which had been due to expire in October 2007, was extended through October 2017. In June 2009, our shareholders approved the 2009 Non-Employee Directors' Incentive Plan (the "2009 Directors' Plan") to replace the 1997 Directors' Plan, except with respect to outstanding contractual obligations under the predecessor plan, so that no further awards can be made under that plan. The 1997 Directors' Plan provided for the grant of (i) share options, which may or may not qualify as incentive stock options, (ii) performance shares, (iii) dividend equivalent rights and (iv) restricted shares. The 2009 Directors' Plan authorizes the issuance of 325,000 shares of our common stock in the aggregate and initially provided for the automatic annual grant of RSUs with a total value of $50,000 to each director. In January 2011, the Compensation Committee approved an increase in the value of the annual grant to $70,000 per director, effective as of July 1, 2011. In the discretion of our board of directors, the awards may also be in the form of share options or restricted shares, or any combination of the permitted awards. At December 31, 2012, there were 245,075 shares which remained available for issuance of RSUs under this plan.

Employee Share Purchase Plan

We sponsor an ESPP pursuant to which eligible employees may contribute up to 10% of compensation, subject to certain limits, to purchase our common stock. Employees can purchase stock semi-annually at a price equal to 85% of the fair market value at certain plan defined dates. Compensation expense under this plan for the years ended December 31, 2012, 2011 and 2010 was $0.6 million, $0.6 million and $0.2 million, respectively.

Partnership Equity Unit Plan

During 2003, we adopted a non-qualified deferred compensation plan (the "Partnership Equity Plan", or "PEP") under which a portion of any participating officer's cash compensation in excess of designated amounts was deferred and the officer was awarded Partnership Equity Plan Units ("PEP Units"). The value of each PEP Unit was intended to correspond to the value of a share of the CPA® REIT designated at the time of such award. During 2005, further contributions to the initial PEP were terminated and it was succeeded by a second PEP. As amended, payment under these plans will occur at the earlier of December 16, 2013 (in the case of the initial PEP) or twelve years from the date of award. The award is fully vested upon grant. Each of the PEPs is a deferred compensation plan and is therefore considered to be outside the scope of current accounting guidance for stock-based compensation and subject to liability award accounting. The value of each PEP Unit will be adjusted to reflect the underlying appraised value of the designated CPA® REIT. Additionally, each PEP Unit will be entitled to distributions equal to the distribution rate of the CPA® REIT. All issuances of PEP Units, changes in the fair value of PEP Units and distributions paid are included in our compensation expense. As a result of the Merger, the remaining holders of the PEP Units issued under the initial PEP will be paid, in cash, on December 16, 2013 in amounts equal to the per share Merger consideration received by CPA®:15 stockholders.

The plans are carried at fair value each quarter and are subject to changes in the fair value of the PEP units. Further contributions to the second PEP were terminated at December 31, 2007; however, this termination did not affect any awardees' rights pursuant to awards granted under this plan. In December 2008, participants in the PEPs were required to make an election to either (i) remain in the PEPs, (ii) receive cash for their PEP Units (available to former employees only) or (iii) convert their PEP Units to fully vested RSUs (available to current employees only) to be issued under the 1997 Incentive Plan on June 15, 2009.

Substantially all of the PEP participants elected to receive cash or convert their existing PEP Units to RSUs. In January 2009, we paid $2.0 million in cash to former employee participants who elected to receive cash for their PEP Units. As a result of the election to convert PEP Units to RSUs, we derecognized $9.3 million of our existing PEP liability and recorded a deferred compensation obligation within W. P. Carey members' equity in the same amount during the second quarter of 2009. The PEP participants that elected RSUs received a total of 356,416 RSUs, which was equal to the total value of their PEP Units divided by the closing price of our common stock on June 15, 2009. The PEP participants electing to receive RSUs were required to defer receipt of the underlying shares of our common stock for a minimum of two years. While employed by us, these participants are entitled to receive dividend equivalents equal to the amount of dividends paid on the underlying common stock during the deferral period. At December 31, 2012, we are obligated to issue 53,743 shares of our common stock underlying these RSUs, which is recorded within W. P. Carey members' equity as a Deferred compensation obligation of $1.4 million. The remaining PEP liability pertaining to participants who elected to remain in the plans was $0.7 million at December 31, 2012.

Stock Options

Option activity and changes for all periods presented were as follows:

	YEAR ENDED DECEMBER 31, 2012			
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)	AGGREGATE INTRINSIC VALUE
Outstanding at beginning of year	1,208,041	$28.73	—	—
Exercised	(410,331)	25.94	—	—
Forfeited / Expired	(3,500)	24.93	—	—
Outstanding at end of year	**794,210**	**$30.32**	**3.19**	**$17,335,637**
Vested and expected to vest at end of year	**746,689**	**$30.26**	**3.18**	**$16,346,539**
Exercisable at end of year	**623,218**	**$30.22**	**2.99**	**$13,669,784**

	YEARS ENDED DECEMBER 31,					
	2011			2010		
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)
Outstanding at beginning of year	1,699,701	$28.57		2,255,604	$27.55	
Exercised	(449,660)	27.71		(399,507)	22.26	
Forfeited / Expired	(42,000)	32.85		(156,396)	30.24	
Outstanding at end of year	**1,208,041**	**$28.73**	**3.29**	**1,699,701**	**$28.57**	**4.26**
Exercisable at end of year	**959,779**	**$28.36**		**1,231,683**	**$27.86**	

Options granted under the 1997 Incentive Plan generally have a 10-year term and generally vest in four equal annual installments. Options granted under the 1997 Directors' Plan have a 10-year term and vest generally over three years from the date of grant. We have not issued option awards since 2008. The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $9.3 million, $4.6 million and $2.8 million, respectively.

At December 31, 2012, all of our options were fully vested; however certain options had exercise limitations.

We have the ability and intent to issue shares upon stock option exercises. Historically, we have issued authorized but unissued common stock to satisfy such exercises. Cash received from stock option exercises and purchases under the ESPP during the years ended December 31, 2012, 2011 and 2010 was $6.8 million, $1.2 million and $3.7 million, respectively.

Restricted and Conditional Awards

Nonvested restricted stock, RSUs and PSUs at December 31, 2012 and changes during the years ended December 31, 2012 and 2011 were as follows:

	RESTRICTED STOCK AND RSU AWARDS		PSU AWARDS	
	SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE	SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Nonvested at January 1, 2010	381,878	$28.87	170,375	$32.33
Granted	156,682	28.34	159,250	36.16
Vested[(a)]	(175,225)	28.58	—	—
Forfeited	(99,515)	29.75	(65,725)	36.26
Adjustment[(b)]	—	—	(19,906)	28.49
Nonvested at December 31, 2010	263,820	28.42	243,994	36.18
Granted	541,890	34.65	291,600	46.66
Vested[(a)]	(162,437)	30.48	(48,925)	39.78
Forfeited	(18,480)	29.32	(14,055)	42.14
Adjustment[(b)]	—	—	200,814	22.65
Nonvested at December 31, 2011	624,793	33.26	673,428	36.30
Granted	274,420	41.41	314,400	42.28
Vested[(a)]	(268,683)	32.56	(235,189)	23.66
Forfeited	(36,336)	36.33	(49,494)	33.96
Adjustment[(b)]	—	—	296,368	26.01
Nonvested at December 31, 2012	**594,194**	**$37.15**	**999,513**	**$34.55**

(a) The total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 was $14.3 million, $6.9 million and $5.0 million, respectively.

(b) Vesting and payment of the PSUs is conditional on certain company and market performance goals being met during the relevant three-year performance period. The ultimate number of PSUs to be vested will depend on the extent to which the performance goals are met and can range from zero to three times the original awards. Pursuant to a review of our current and expected performance versus the performance goals, we revised our estimate of the ultimate number of certain of the PSUs to be vested. As a result, we recorded adjustments in 2012, 2011 and 2010 to reflect the number of shares expected to be issued when the PSUs vest.

At the end of each reporting period, we evaluate the ultimate number of PSUs we expect to vest based upon the extent to which we have met and expect to meet the performance goals and where appropriate revise our estimate and associated expense. We do not adjust the associated expense for revision on PSUs expected to vest based on market performance. Upon vesting, the RSUs and PSUs may be converted into shares of our common stock. Both the RSUs and PSUs carry dividend equivalent rights. Dividend equivalent rights on RSUs are paid in cash on a quarterly basis whereas dividend equivalent rights on PSUs accrue during the performance period and may be converted into additional shares of common stock at the conclusion of the performance period to the extent the PSUs vest. Dividend equivalent rights are accounted for as a reduction to retained earnings to the extent that the awards are expected to vest. For awards that are not expected to vest or do not ultimately vest, dividend equivalent rights are accounted for as additional compensation expense.

Other Compensation

Profit-Sharing Plan

We sponsor a qualified profit-sharing plan and trust that generally permits all employees, as defined by the plan, to make pre-tax contributions into the plan. We are under no obligation to contribute to the plan and the amount of any contribution is determined by and at the discretion of our board of directors. Our board of directors can authorize contributions to a maximum of 15% of an eligible participant's compensation, limited to less than $0.1 million annually per participant. For the years ended December 31, 2012, 2011 and 2010, amounts expensed for contributions to the trust were $4.4 million, $3.8 million and $3.3 million, respectively, which were included in General and administrative expenses in the accompanying consolidated financial statements. The profit-sharing plan is a deferred compensation plan and is therefore considered to be outside the scope of current accounting guidance for stock-based compensation.

Other

We have employment contracts with certain senior executives. These contracts provide for severance payments in the event of termination under certain conditions including a change of control. During 2012, 2011 and 2010, we recognized severance costs totaling approximately $1.1 million, $0.4 million and $1.1 million, respectively, related to several former employees who did not have employment contracts. Such costs are included in General and administrative expenses in the accompanying consolidated financial statements.

16 I INCOME TAXES

The components of our provision for income taxes for the periods presented are as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2012	2011	2010
Federal			
Current	**$ 18,142**	$ 17,820	$17,729
Deferred	**(21,167)**	6,867	(2,409)
	(3,025)	24,687	15,320
State, Local and Foreign			
Current	**15,441**	10,559	12,250
Deferred	**(5,633)**	1,968	(1,756)
	9,808	12,527	10,494
Total provision	**$ 6,783**	**$37,214**	**$25,814**

Deferred income taxes at December 31, 2012 and 2011 consist of the following (in thousands):

	AT DECEMBER 31,	
	2012	2011
Deferred Tax Assets		
Unearned and deferred compensation	**$ 17,272**	$ 12,598
Other	**10,832**	3,465
	28,104	16,063
Deferred Tax Liabilities		
Receivables from affiliates	**(13,251)**	(14,378)
Investments	**(31,598)**	(45,812)
Other	**(583)**	—
	(45,432)	(60,190)
Net deferred tax liability	$ (17,328)	$(44,127)

A reconciliation of the provision for income taxes with the amount computed by applying the statutory federal income tax rate to income before provision for income taxes for the periods presented is as follows (in thousands):

	YEARS ENDED DECEMBER 31,					
	2012		2011		2010	
Pre-tax (loss) income from taxable subsidiaries	**$ (412)**		$78,561		$49,253	
Federal provision at statutory tax rate (35%)	**(144)**	35.0%	27,496	35.0%	17,238	35.0%
State and local taxes, net of federal benefit	**616**	(149.5%)	7,409	9.4%	4,303	8.7%
Amortization of intangible assets	**465**	(112.9%)	486	0.6%	854	1.7%
Other	**1,069**	(261.2%)	272	0.4%	264	0.6%
Tax provision — taxable subsidiaries	2,006	(488.6%)	35,663	45.4%	22,659	46.0%
Other state, local and foreign taxes	**4,777**		1,551		3,155	
Total provision	$6,783		$37,214		$25,814	

Included in Income taxes, net in the consolidated balance sheets at December 31, 2012 and 2011 are accrued income taxes totaling $4.0 million and prepaid income taxes totaling $4.6 million, respectively, deferred income taxes totaling $17.3 million and $44.1 million, respectively, and uncertain tax positions totaling $0.3 million and $0, respectively. The uncertain tax positions, which we account for in accordance with ASC 740, Income Taxes, were acquired in the Merger.

At January 1, 2010, we had unrecognized tax benefits of $0.6 million (net of federal benefits), which if recognized, would have affected our effective tax rate. During 2010, we reversed the unrecognized tax benefits, including all related interest totaling $0.1 million, as they were no longer required.

Real Estate Ownership Operations

As discussed in Note 3, W. P. Carey & Co. LLC, our predecessor, converted to a REIT through the REIT Reorganization. Effective February 15, 2012, W. P. Carey Inc. elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code for the year ended December 31, 2012. As a REIT, we are not subject to federal income taxes on our income and gains that we distribute to our stockholders as long as we satisfy certain requirements, principally relating to the nature of our income and the level of our distributions, as well as other factors. We believe that we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT. As a REIT, we expect to derive most of our REIT income from our real estate operations under our Real Estate Ownership segment.

Investment Management Operations

We conduct our investment management services in our Investment Management segment through TRSs. A TRS is a subsidiary of a REIT that is subject to corporate federal, state, local and foreign taxes, as applicable. Our use of TRSs enables us to engage in certain businesses while complying with the REIT qualification requirements and also allows us to retain income generated by these businesses for reinvestment without the requirement to distribute those earnings. We conduct business in the U.S., Asia and the European Union, and as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. Certain of our inter-company transactions that have been eliminated in consolidation for financial accounting purposes are also subject to taxation. Periodically, shares in the Managed REITs that are payable to our TRSs in consideration of services rendered are distributed from TRSs to us.

Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2009 through 2012 remain open to examination by the major taxing jurisdictions to which we are subject.

Our subsidiary, Carey REIT II, owns our real estate assets and elected to be taxed as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code until September 28, 2012, the date of the Merger, when it became a qualified real estate investment trust subsidiary ("QRS"). In connection with the CPA®:14/16 Merger in May 2011, we formed Carey REIT III to hold the Special Member Interest in the newly formed operating partnership of CPA®:16 – Global (Note 4). Carey REIT III also elected to be taxed as a real estate investment trust under the Internal Revenue Code until September 28, 2012, when it merged into another of our subsidiaries. Under the REIT operating structure, Carey REIT II and Carey REIT III were permitted to deduct distributions paid to our shareholders and generally would not be required to pay U.S. federal income taxes. Accordingly, no provision was made for U.S. federal income taxes in the consolidated financial statements related to either Carey REIT II or Carey REIT III through September 28, 2012. Carey REIT II became a QRS effective September 28, 2012. QRS's are disregarded for US federal tax purposes and therefore not subject to US federal income tax. A QRS is still subject to state, local and foreign taxes where applicable.

As of December 31, 2012, we had net operating losses ("NOLs") in foreign jurisdictions of approximately $46.1 million, translating to a deferred tax asset before valuation allowance of $11.9 million. Our NOLs began expiring in 2011 in certain foreign jurisdictions. The utilization of NOLs may be subject to certain limitations under the tax laws of the relevant jurisdiction. Management determined that as of December 31, 2012, $11.9 million of deferred tax assets related to losses in foreign jurisdictions did not satisfy the recognition criteria set forth in accounting guidance for income taxes and established valuation allowance for this amount.

17 | DISCONTINUED OPERATIONS

From time to time, we decide to sell a property. We may make a decision to dispose of a property when it is vacant as a result of tenants vacating space, tenants electing not to renew their leases, tenant insolvency, or lease rejection in the bankruptcy process. In such cases, we assess whether we can obtain the highest value from the property by selling it, as opposed to re-leasing it. When it is appropriate to do so, upon the evaluation of the disposition of long-lived assets, we classify the property as an asset held for sale on our consolidated balance sheet and the current and prior period results of operations of the property are reclassified as discontinued operations.

The results of operations for properties that are held for sale or have been sold and with which we have no continuing involvement are reflected in the consolidated financial statements as discontinued operations and are summarized as follows (in thousands, net of tax):

	YEARS ENDED DECEMBER 31,		
	2012	2011	2010
Revenues	**$ 5,438**	$ 10,897	$ 14,923
Expenses	**(4,516)**	(9,531)	(10,026)
Gain on deconsolidation of a subsidiary	—	1,008	—
(Loss) gain on sale of real estate	**(5,019)**	(3,391)	460
Impairment charges	**(12,495)**	(11,838)	(14,241)
Loss from discontinued operations	**$(16,592)**	$(12,855)	$ (8,884)

2012 — During the year ended December 31, 2012, we sold 13 domestic properties for $44.8 million, net of selling costs, and recognized an aggregate net loss on these sales of $1.4 million, excluding impairment charges of $12.5 million recognized in the current year and $11.8 million and $0.5 million previously recognized during 2011 and 2010, respectively.

We also sold a property in December 2012 that we acquired in the Merger (Note 3), which was leased to BE Aerospace. We sold the property for $25.3 million, net of selling costs, and recognized a net loss on this sale of $0.5 million.

In December 2012, we entered into a contract to sell a domestic property that we acquired in the Merger for $1.4 million. We completed the sale of this property in January 2013. At December 31, 2012, this property was classified within Assets held for sale in the consolidated balance sheet.

In connection with the sale of the properties we acquired in the Merger, we wrote off goodwill of $3.2 million related to these properties (Note 8).

2011 — During the year ended December 31, 2011, we sold seven domestic properties for $12.5 million, net of selling costs, and recognized a net loss on these sales of $3.4 million, excluding previously recognized impairment charges of less than $0.1 million and $2.7 million during the years ended December 31, 2011 and 2010, respectively.

In September 2011, one of our subsidiaries consented to a court order appointing a receiver when the subsidiary stopped making payments on the non-recourse debt obligation on a property after the tenant, Career Education Institute, vacated the property. As we no longer had control over the activities that most significantly impact the economic performance of this subsidiary following possession of the property by the receiver, we deconsolidated the subsidiary during the third quarter of 2011. As of the date of deconsolidation, the property had a carrying value of $5.3 million, reflecting the impact of impairment charges totaling $5.6 million recognized during the fourth quarter of 2010, and the related non-recourse mortgage loan had an outstanding balance of $6.3 million. In connection with the deconsolidation, we recognized a gain of $1.0 million during the third quarter of 2011. We believe that our retained interest in this deconsolidated entity had no value at the date of deconsolidation.

2010 — We sold seven properties for a total of $14.6 million, net of selling costs, and recognized a net gain on these sales totaling $0.5 million, excluding impairment charges totaling $5.9 million that were previously recognized in 2010.

18 | SEGMENT REPORTING

We evaluate our results from operations by our two major business segments — Real Estate Ownership and Investment Management (Note 1). Effective April 1, 2012, we include cash distributions and deferred revenue received and earned from the operating partnerships of CPA®:16 – Global, CPA®:17 – Global and CWI in our Real Estate Ownership segment. Effective January 1, 2011, we include our equity investments in the Managed REITs in our Real Estate Ownership segment. The equity income or loss from the Managed REITs that is now included in our Real Estate Ownership segment represents our proportionate share of the revenue less expenses of the net-leased properties held by the Managed REITS. This treatment is consistent with that of our directly-owned properties. Results of operations for the prior years have been reclassified to conform to the current year presentation. The following table presents a summary of comparative results of these business segments (in thousands):

	YEARS ENDED DECEMBER 31,		
	2012	2011	2010
Real Estate Ownership[a]			
Revenues	**$ 150,815**	$ 85,137	$ 68,755
Operating expenses[b]	**(118,152)**	(44,901)	(35,346)
Interest expense	**(50,573)**	(21,770)	(15,636)
Other, net[c]	**83,409**	82,912	30,131
Provision for income taxes	**(4,012)**	(2,243)	(2,154)
Income from continuing operations attributable to W. P. Carey	**$ 61,487**	**$ 99,135**	**$ 45,750**
Investment Management			
Revenues[d]	**$ 223,180**	$ 242,647	$ 191,890
Operating expenses[d]	**(207,050)**	(157,572)	(133,683)
Other, net[e]	**3,878**	2,695	2,559
Provision for income taxes	**(2,771)**	(34,971)	(23,660)
Income from continuing operations attributable to W. P. Carey	**$ 17,237**	$52,799	$37,106
Total Company			
Revenues[d]	**$ 373,995**	$ 327,784	$ 260,645
Operating expenses[d]	**(325,202)**	(202,473)	(169,029)
Interest expense	**(50,573)**	(21,770)	(15,636)
Other, net[c] [e]	**87,287**	85,607	32,690
Provision for income taxes	**(6,783)**	(37,214)	(25,814)
Income from continuing operations attributable to W. P. Carey	**$ 78,724**	$ 151,934	$ 82,856

	TOTAL LONG-LIVED ASSETS AT[f]		TOTAL ASSETS AT	
	DECEMBER 31, 2012	DECEMBER 31, 2011	DECEMBER 31, 2012	DECEMBER 31, 2011
Real Estate Ownership	**$4,236,993**	$1,273,521	**$4,484,821**	$1,334,066
Investment Management	**69,258**	70,369	**124,221**	128,557
Total Company	**$4,306,251**	$1,343,890	**$4,609,042**	$1,462,623

(a) Included within the Real Estate Ownership segment is our total investment in shares of CPA®:16 – Global, which represented approximately 6.8% of our total assets at December 31, 2012 (Note 7).

(b) Includes expenses incurred of $31.7 million related to the Merger for the year ended December 31, 2012.

(c) Includes Other interest income, Income from equity investments in real estate and the Managed REITs, Gain on change in control of interests, Other income and (expenses), and Net income attributable to noncontrolling interests.

(d) Included in revenues and operating expenses are reimbursable costs from affiliates totaling $98.2 million, $64.8 million and $60.0million for the years ended December 31, 2012, 2011 and 2010, respectively.

(e) Includes Other interest income, Other income and (expenses), Net loss attributable to noncontrolling interests and Net loss (income) attributable to redeemable noncontrolling interest.

(f) Long-lived assets include Net investments in real estate, Goodwill and Intangible assets, net.

At December 31, 2012, our international investments within our Real Estate Ownership segment were comprised of investments in France, Poland, Germany, Spain, Belgium, Finland, Netherlands and the United Kingdom. The following tables present information about these investments (in thousands):

YEAR ENDED DECEMBER 31, 2012	DOMESTIC	FOREIGN[(a)]	TOTAL
Revenues	$ 120,702	$ 30,113	$ 150,815
Operating expenses	(115,632)	(2,520)	(118,152)
Interest expense	(39,042)	(11,531)	(50,573)
Other, net[(b) (c)]	76,803	6,606	83,409
Provision for income taxes	(2,697)	(1,315)	(4,012)
Income from continuing operations attributable to W. P. Carey	**$ 40,134**	**$ 21,353**	**$ 61,487**
Total assets	**$3,527,918**	**$956,903**	**$4,484,821**
Total long-lived assets[(d)]	**$3,361,197**	**$875,796**	**$4,236,993**

YEAR ENDED DECEMBER 31, 2011	DOMESTIC	FOREIGN[(a)]	TOTAL
Revenues	$ 75,408	$ 9,729	$ 85,137
Operating expenses	(40,042)	(4,859)	(44,901)
Interest expense	(20,075)	(1,695)	(21,770)
Other, net[(c)]	76,736	6,176	82,912
Provision for income taxes	(2,135)	(108)	(2,243)
Income from continuing operations attributable to W. P. Carey	**$ 89,892**	**$ 9,243**	**$ 99,135**
Total assets	**$1,258,544**	**$ 75,522**	**$1,334,066**
Total long-lived assets[(d)]	**$1,203,474**	**$ 70,047**	**$1,273,521**

YEAR ENDED DECEMBER 31, 2010	DOMESTIC	FOREIGN[(a)]	TOTAL
Revenues	$ 61,049	$ 7,706	$ 68,755
Operating expenses	(31,604)	(3,742)	(35,346)
Interest expense	(13,894)	(1,742)	(15,636)
Other, net[(c)]	26,188	3,943	30,131
Provision for income taxes	(2,124)	(30)	(2,154)
Income from continuing operations attributable to W. P. Carey	**$ 39,615**	**$ 6,135**	**$ 45,750**
Total assets	**$ 965,418**	**$ 82,987**	**$1,048,405**
Total long-lived assets[(d)]	**$ 961,298**	**$ 73,447**	**$1,034,745**

(a) All years include operations in France, Germany, Poland and Spain. The year ended December 31, 2012 also includes operations in Belgium, Finland, the Netherlands and the United Kingdom through properties acquired from CPA®:15 in the Merger.

(b) Amount for the year ended December 31, 2012 includes our $15.1 million share of the net gain recognized by a jointly-owned entity in connection with selling its interests in the Médica investment.

(c) Includes Other interest income, Income from equity investments in real estate and the Managed REITs, Gain on change in control of interests, Other income and (expenses), and Net income attributable to noncontrolling interests.

(d) Consists of Net investments in real estate, Goodwill and Intangible assets, net, as applicable.

19 | SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	THREE MONTHS ENDED			
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	MARCH 31, 2012	JUNE 30, 2012	SEPTEMBER 30, 2012	DECEMBER 31, 2012
Revenues[(a) (b)]	$ 68,378	$67,182	$70,377	$168,058
Expenses[(a)]	56,693	59,005	85,889	123,615
Net income	11,669	31,230	2,226	17,654
Add: Net loss (income) attributable to noncontrolling interests	578	480	325	(1,990)
Add: Net loss (income) attributable to redeemable noncontrolling interests	43	67	37	(187)
Net income attributable to W. P. Carey	12,290	31,777	2,588	15,477
Earnings per share attributable to W. P. Carey:				
Basic	0.30	0.78	0.06	0.22
Diluted	0.30	0.77	0.06	0.22
Distributions declared per share	0.565	0.567	0.650	0.660

	THREE MONTHS ENDED			
	MARCH 31, 2011	JUNE 30, 2011	SEPTEMBER 30, 2011	DECEMBER 31, 2011
Revenues[(a) (c)]	$ 75,165	$115,735	$75,913	$60,971
Expenses[(a)]	48,346	52,283	51,626	50,218
Net income	23,616	81,060	25,258	9,204
Add: Net loss attributable to noncontrolling interests	330	384	581	569
Add: Net income attributable to redeemable noncontrolling interests	(603)	(1)	(637)	(682)
Net income attributable to W. P. Carey	23,343	81,443	25,202	9,091
Earnings per share attributable to W. P. Carey:				
Basic	0.58	2.02	0.62	0.22
Diluted	0.58	1.99	0.62	0.22
Distributions declared per share	0.512	0.550	0.560	0.563

(a) Certain amounts from previous quarters have been reclassified to discontinued operations (Note 17).

(b) Amount for the three months ended December 31, 2012 includes the impact of the Merger with CPA®:15 (Note 3).

(c) Amount for the three months ended June 30, 2011 includes $52.5 million of incentive, termination and subordinated disposition revenue recognized in connection with the CPA®:14/16 Merger (Note 4).

20 | SUBSEQUENT EVENTS

In January 2013, our board of directors approved loans to CWI up to $50.0 million to be made at our discretion. We intend to fund any such loans from our Revolver.

In February 2013, the Compensation Committee approved long-term incentive plan awards to key employees consisting of 166,200 RSUs and 75,900 PSUs that could have a dilutive impact on our earnings per share calculation.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
None.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.
Common Stock and Distributions
Our common stock is listed on the New York Stock Exchange under the ticker symbol "WPC." At December 31, 2012 there were approximately 11,246 holders of record of our common stock. The following table shows the high and low prices per share and quarterly cash distributions declared for the past two fiscal years:

	2012[a]			2011[a]		
PERIOD	HIGH	LOW	CASH DISTRIBUTIONS DECLARED	HIGH	LOW	CASH DISTRIBUTIONS DECLARED
First quarter	$49.70	$41.28	$0.565	$38.00	$29.75	$0.512
Second quarter	48.39	39.66	0.567	41.82	34.75	0.550
Third quarter	53.85	43.25	0.650	42.72	32.76	0.560
Fourth quarter	54.70	45.94	0.660	44.71	34.50	0.563

As described in Note 12, our Senior Credit Facility contains covenants that restrict the amount of distributions that we can pay.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting at December 31, 2012. In making this assessment, we used the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we concluded that, at December 31, 2012, our internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on page 46.

Report on Form 10-K

The advisor will supply without charge to any shareholder, upon written request to Ms. Susan C. Hyde, Director of Investor Relations, W.P. Carey & Co. LLC, 50 Rockefeller Plaza, New York, NY 10020, a copy of the annual report on Form 10-K for the year ended December 31, 2012, including the financial statements and schedules.

Corporate Information

Board of Directors

Benjamin H. Griswold, IV
Non-Executive Chairman of the Board and Chairman of the Compensation Committee; Partner and Chairman of Brown Advisory

Trevor P. Bond
President and Chief Executive Officer

Francis J. Carey
Chairman of the Executive Committee

Nathaniel S. Coolidge
Former Head of Bond and Corporate Finance Department, John Hancock Mutual Life Insurance Company

Mark J. DeCesaris
Former Chief Financial Officer of W. P. Carey Inc.

Eberhard Faber, IV
Chairman of the Nominating and Corporate Governance Committee; Former Director of the Federal Reserve Bank of Philadelphia

Axel K.A. Hansing
Partner, Coller Capital, Ltd.

Dr. Richard C. Marston
James R.F. Guy Professor of Finance and Economics at the University of Pennsylvania and its Wharton School

Robert E. Mittelstaedt, Jr.
Chairman of the Strategic Planning Committee; Former Dean of Arizona State University's W. P. Carey School of Business

Charles E. Parente
Chairman of the Audit Committee; Former Chief Executive Officer and Managing Partner of Parente Randolph, PC

Nick J.M. van Ommen
Former Chief Executive Officer, European Public Real Estate Association

Karsten von Köller
Chairman, Lone Star Germany GmbH

Reginald Winssinger
Chairman of National Portfolio, Inc.

Investment Committee of Carey Asset Management Corp.

Nathaniel S. Coolidge
Chairman

Axel K.A. Hansing

Frank J. Hoenemeyer

Jean Hoysradt

Dr. Richard C. Marston

Nick J.M. van Ommen

Karsten von Köller

Senior Management

Operating Committee
Trevor P. Bond
President and Chief Executive Officer

Mark M. Goldberg
Managing Director and President, Carey Financial, LLC

Susan C. Hyde
Managing Director, Chief Marketing Officer and Secretary

John J. Park
Managing Director and Director of Strategic Planning

Catherine D. Rice
Managing Director and Chief Financial Officer

Thomas E. Zacharias
Managing Director and Chief Operating Officer

Investments
John D. Miller
Managing Director and Chief Investment Officer

Jason E. Fox
Managing Director and Co-Head of Global Investments

Gino M. Sabatini
Managing Director and Co-Head of Global Investments

Jeffrey S. LeFleur
Managing Director – International

Anne Coolidge Taylor
Managing Director – Self Storage

Kathleen M. Barthmaier
Executive Director

Chad Edmonson
Executive Director

Elizabeth Raun Schlesinger
Executive Director – Self Storage

Craig J. Vachris
Senior Vice President and Chief Credit Officer

Asset Management
Greg Butchart
Managing Director – International

Brooks G. Gordon
Executive Director

Robert N. Jenkins
Executive Director

Donna M. Neiley
Executive Director

Legal
Paul Marcotrigiano
Executive Director and Chief Legal Officer

Audit, Tax and Accounting
Thomas J. Ridings, Jr.
Executive Director, Chief Audit Executive and Chief Risk Officer

Jiwei Yuan
Executive Director and Tax Director

Hisham A. Kader
Senior Vice President and Chief Accounting Officer

Strategic Planning
Gagan S. Singh
Executive Director

Managed REITs
Rebecca A. Reaves
Executive Director – Marketing and Investor Relations

Carey Financial, LLC
Richard J. Paley
Executive Director; General Counsel and Chief Compliance Officer, Carey Financial, LLC

C. Jay Steigerwald III
Executive Director; Senior Vice President, Carey Financial, LLC

Auditors

PricewaterhouseCoopers LLP

Executive Offices

W. P. Carey Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

Transfer Agent

Computershare Shareowner Services, LLC
P.O. Box 358010
Pittsburgh, PA 15252-8010
1-888-200-8690

Annual Meeting

June 20, 2013 at 4:00 p.m.
The TimesCenter
242 West 41st Street
New York, NY 10018

Form 10-K

A Copy of our Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission may be obtained without charge at www.sec.gov or by writing the Executive Offices at the address above and by visiting our website at www.wpcarey.com.

Website

www.wpcarey.com

E-mail

IR@wpcarey.com

E-delivery

To receive future investor-related correspondence electronically, go to www.wpcarey.com/edelivery.

Trading Information

Shares of W. P. Carey Inc. trade on the New York Stock Exchange under the symbol "WPC."

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Creative direction and design: Odgis + Company; Primary photography: Ian Spanier, Kit Kittle; Printing: The Hennegan Company

W. P. CAREY

W. P. Carey Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
www.wpcarey.com
NYSE: WPC


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The paper and printer used in the production of the W. P. Carey 2012 Annual Report are certified to Forest Stewardship Council™ (FSC®) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests. This report was printed on paper containing 10% postconsumer waste material.